BORN IN THE U.S.A./COGNEX ANNUAL REPORT 2010



INVESTOR ADVISORY
EXPLICIT CONTENT

This is not a real copy of Bruce Springsteen's *Born in the U.S.A.* album. And, this is not a photo of Bruce Springsteen. Sure, Dr. Bob is the boss, but he's not THAT boss!

COGNEX

Records Broken Worldwide

Side One

In 2010, Cognex broke scores of company records and passed several milestones on the road to its best year ever. That's why this year's annual report is—what else—a record!

Revenue of $291 million

Most new product launches in a given year

$12 million of business in the solar industry

ID Products revenue of $43 million

Factory Automation revenue of $200 million:

- Americas: $74 million
- Europe: $74 million
- Japan: $26 million
- Asia: $26 million

282 Cognex patents worldwide

Surface Inspection revenue of $43 million

$10 million of business in the pharmaceutical industry

Vision Systems revenue of $124 million

First vision system-on-a-chip developed for volume production

Earnings of $1.52 per share

GOODWIN | PROCTER

Goodwin Procter LLP
Counselors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

March 18, 2011


SEC MAIL PROCESSING
RECEIVED
MAR 21 2011
WASH. D.C.
211
SECTION

Via Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn.: Filing Desk

RE: Cognex Corporation
Annual Report to Stockholders
Commission File No. 001-34218

Dear Sir or Madam:

In accordance with Rule 14a-3(c) promulgated under the Securities Exchange Act of 1934, as amended, enclosed on behalf of Cognex Corporation (the "Company") are seven (7) copies of the Company's 2010 Annual Report to Shareholders (the "Annual Report"). The copies of the Annual Report are enclosed solely for the information of the Commission and are not deemed "soliciting material" or to be "filed."

If you have any questions or comments regarding the enclosed, kindly contact me at (617) 570-1871.

Please acknowledge receipt of the enclosed by stamping the enclosed copy of this letter and returning it in the self-addressed, stamped envelope that has been provided for this purpose.

Very truly yours,

Benjamin O. Looker

Enclosures

LIBC/4037145.1


DEMOLITION

Making sweet music

Led by guitar-wielding frontman Dr. Bob Shillman, Cognex Corporation has been making sweet music for the past thirty years. Today Cognex is the largest and most successful machine vision company in the world. Cognex machine vision and ID products are used by manufacturers around the world to increase the quality of their products, reduce their manufacturing cost and track them throughout the supply chain.

Band members *(left to right)*:

Dick "The Till" Morin,
Rob "Big Man" Willett,
Dr. Bob "The Boss" Shillman,
John "The Backbeat" McGarry,
Bill "Fingers of Fury" Silver

A letter from the BOSS



Rebel With a Cause

Chairman and CEO Bob Shillman has made eliminating manufacturing defects cool.

Breaking Records

I am totally thrilled to report our financial results for 2010—a year that was all about breaking records. In fact, we smashed scores of them. That's why we modeled this year's report on...wait for it...a RECORD!

Cognex was in the groove during 2010, and we really rocked! We reached new highs, and we did it without drugs! We worked hard, worked smart and, when justified, we played hard too. That combo led to all-time records for annual revenue and earnings per share. It's music to our ears!

Our chart-busting results were a great way to mark the completion of our thirtieth year in business. That's right, we ain't no one-hit wonder. We're alive and kicking after thirty years in business, and we're at the top of our game. It's unusual for any company to be thriving after thirty years, and it's even more unusual for a technology company. And, I'm confident that there are more...many more... record-breaking hits and years to come.

Climbing the Charts

Cognex started with zero, zilch, nada in 1981, and over the next three decades we built the world's largest and most successful machine vision company! Not bad for a small band of geeks that started in a garage in a run-down neighborhood of Boston.

But going from that garage shop to the big time wasn't an easy gig. When Cognex hit the scene we were one of the earliest companies in the brand new field of machine vision. However, within a year, competitors–both large, well-established, multi-national companies as well as venture-funded start-ups–saw the potential for machine vision to revolutionize manufacturing, and they jumped in. By mid-1982 we had over 100 direct competitors in the U.S. alone (as local dudes, we had no idea at the time about what was happening in the rest of the world).

My co-founders and I started with very little; just three people and my personal savings of $87,000. But, in another way, we started with quite a lot. We started with good upbringings by loving parents who taught us the importance of education and the value of working hard to achieve our goals. We also were, like the title song says, BORN IN THE U.S.A.—a fantastic and unique land where dreams can come true.

Even though we were just a small company, we had big dreams. Our challenge was, and still is, to decide which opportunities to pursue and which to leave behind. You see, machine vision technology can be applied to many different applications in a variety of markets, but most of them are low volume or can't be served profitably. Just like in the music biz, it's a long way to the top of the business heap and there's no manual to teach you how to get there. Fortunately, most of the decisions that Cognex made were correct and led to the rockin' success we enjoy today, while the competitors that we faced in the early days failed to have their voices heard.

The CFO of Rock'n'Roll

The sweetest sound to CFO Dick Morin in 2010 was the ringing of the cash register.



Thirty Years of Hits
Throughout its history, Cognex has produced an incredible string of record-breaking hits.

1982

1982: Cognex produces DataMan, the world's first industrial-strength optical character recognition (OCR) system capable of reading, verifying and assuring the quality of letters, numbers and symbols marked directly on parts and components.

1986

1986: Cognex co-founder, Bill Silver, develops a powerful software tool called "Search" that locates patterns in gray scale images more quickly and accurately on inexpensive hardware than ever possible before. This innovation succeeds in dramatically expanding the market for Cognex vision systems.

Factory Automation Revenue (Dollars in millions)



$200
$150
$100
$50
0
COGNEX
2006
2007
2008
2009
2010

We now have a large footprint with more than 800 smart, energized and motivated employees working in 27 countries around the world. And, our high margins, strong cash flow and balance sheet (with not a penny of debt and over $275 million in cash and investments) give us the ability to continue to advance our technology, broaden our product line and expand our distribution in order to penetrate new markets and help ensure our future success.

Why did we prosper when most of the companies that we competed with in the past failed? I believe that our success is due to the way that we conduct our business. For every important decision, we turn to our one-page business guide: Cognex's Ten Values, which I included on the inside back cover of this annual report record jacket. Although our business is very high-tech, we run it the old-fashioned way. We listen to our customers and take care of their needs. We treat our employees as family... we are all Cognoids. We negotiate in good faith with our vendors, treat them as partners and pay them on time. We help the communities that we work in; sure we pay our taxes, but in addition we make meaningful donations to their police and fire departments, libraries and schools. Last, but not least, we understand that our shareholders expect a return on their investment. Over the past eight years we paid out $104 million in dividends, and we strive to grow our company with the expectation that, over time, our stock price will reflect our success.

Platinum-Selling Year

Our business in 2010 rebounded dramatically following the prior year's downturn. It's like the recording technician was asleep at the board in 2009 and suddenly woke up on January 1, 2011 and turned the volume up to 11! Because of that, the dramatic comparables between 2010 and 2009 are over-amplified and, therefore, they might not be meaningful. We're going to try our best in 2011 to beat 2010, but please, please don't expect the same year-over-year percentage increases that we delivered in 2010. OK? As long as I have your agreement on that, I'll give it a "spin." Here are the comps:

Revenue grew to a record $291 million (a 65% increase over 2009's revenue of $176 million). The company reported net income of $61 million (as compared to a loss of $5 million in 2009), and earnings grew to a record $1.52 per share from a loss of $0.12 per share in 2009. Most importantly, we delivered an operating margin of 26% and a net margin of 21%. In view of our high level of profitability and consistent with our philosophy, "When Cognex wins, we all win," the Board of Directors voted to increase our dividend in 2010. In fact, they voted to increase it twice during the year so that we could share our success in a tangible way with our shareholders.

The record revenue and earnings per share that we set in 2010 is a direct result of our success in expanding the sale of Cognex products. Back in 2000 when we set our previous record during the "dot-com bubble," Cognex revenue was highly concentrated among a relatively small number of customers in the semiconductor and electronics industry. Basically, our fan club was still relatively small. In fact, in those days, there was one customer who accounted for 10% of revenue.

Today we have a diverse base of fans ...with Cognex groupies everywhere! Our customer list is broader than ever and spans a variety of industries and applications. Our largest customer in 2010 accounted for less than 2% of revenue. It's nice to have a few big fans, but it's even nicer to have a full house wherever we perform.

Master Blaster
President and COO Rob Willett hit all the high notes in 2010.





1989

1989: Cognex goes public on the NASDAQ Stock Market, at $1.38 per share (accounting for the three 2:1 stock splits since that time). Within one year, the stock price had tripled.

2010 Revenue by Market



- Factory Automation
- SEMI
- Web & Surface Inspection

Laying Down the Beat

Our Surface Inspection business was the opening act for 2010. It put in a record-breaking performance with revenue of $43 million, representing 19% growth over 2009. We saw higher demand from manufacturers in the paper industry, who upgraded their factories with new surface inspection systems in 2010. We also had very good success in the metals industry, particularly in China where new steel mills are being built.

The next act was SEMI, our business serving the manufacturers of capital equipment for the semiconductor and electronics industry. Although it didn't deliver record results (and is not likely to ever beat its record revenue of $157 million set in 2000), it put on a good show by delivering $47 million of revenue, an increase of 208% over 2009. Customer demand in this market is highly cyclical, and we are pleased that 2010 was an "up" part of the cycle.

Now, for the Main Act... the HEADLINER

The largest contribution to revenue growth in 2010 came from the Factory Automation market. This business brought the house down with a record $200 million of revenue, an increase of 62% from the 2009 level...no jive! These record results were driven by higher demand for our products from manufacturers worldwide who invested in machine vision to improve the quality of their products and, at the same time, reduce production costs.

International Tour

We kicked off our international concert tour in 2010. We traveled abroad, hired new Cognoids and opened and expanded offices in regions with the greatest promise for long-term growth.

One very important region is China, where our Factory Automation business increased in 2010 by 163% to $11 million. The market for our products is increasing there for a number of reasons:

- China's booming economy gives manufacturers the opportunity to invest in new, state-of-the-art, highly automated plants. And automation often demands machine vision.
- As China's economy grows so will the number of domestic consumers who want computers, TVs, cell phones and other products that we in the West enjoy. Machine vision... Cognex machine vision...is a key element which enables those items to be manufactured at high speeds, without flaws and at lower cost.
- Consumers worldwide are demanding higher quality products than China has produced in the past, but price pressure will remain. The answer is automation, where machine vision plays a leading role.
- Rising labor costs in China are driving Chinese manufacturers to become more automated and, as I've said, machine vision is a key element of factory automation.

We opened a new headquarters facility in Shanghai from which we will grow our business in that region. We hired and trained seventeen new sales engineers. And, we established a new corporate structure that enables us to sell our products in local currency, making it easier for local manufacturers and distributors to buy directly from Cognex.

Playing to the Band

In 2010, Cognex targeted manufacturers who were applying machine vision on a broad scale for the first time.

One such opportunity is the pharmaceutical industry. In anticipation of government-mandated requirements, manufacturers are in the early stages of adopting Cognex machine vision to read serialized codes on all levels of packaging throughout the supply chain to help ensure product safety and make it more difficult for counterfeit drugs to reach the market.

The growing need for renewable energy presents another opportunity for Cognex. Our machine vision is increas-



Drum Machine
With a drive for innovation, Senior VP of R&D John McGarry keeps everyone at Cognex in perfect rhythm.



1994: Cognex introduces CheckPoint, the first product of its kind that enables customers with neither computer programming experience nor machine vision experience to configure and install a vision system on the factory floor.

ingly being used by manufacturers of solar panels to improve yield and drive down production costs in order to make solar energy more affordable.

Customers in the food and beverage industry are increasingly concerned about consumer safety and product liability. They are investing in Cognex vision to verify and inspect product packaging to eliminate errors that could lead to allergic reactions if consumers purchase food products that are mislabeled (think what fun a 1-800-litigator would have when his client, who is allergic to nuts, buys a quart of ice cream that is labeled "lime sherbet" but the content is actually pistachio ice cream).

Crankin' Out the Hits

As many of you know, our first product was a vision system called DataMan. It used a video camera connected to a mini-computer that ran our proprietary software to read tiny letters and numbers that were etched by lasers onto the surfaces of semiconductor wafers. Within a few years, DataMan became the chip industry's standard for identifying and tracking wafers throughout the fabrication process. It is not an overstatement to say that our success with DataMan led to the development of all of our other products that now replace human vision in a broad variety of applications.

A few years ago we recognized the significant opportunity for Cognex in the Automatic Identification and Data Capture market (also called Auto ID, or simply ID). This is a very large market with many different segments (think about reading checks, sorting mail, retail checkout, warehousing, part tracking, etc.). We established a separate business unit, called "ID Products," to focus on developing and marketing specialized vision systems for this market that read codes printed on labels or that are marked directly on the products themselves. By the way, although our ID products are vision systems, customers refer to them as "readers" or "ID readers."

There are many different types of codes used in manufacturing. There are one-dimensional barcodes (1-D codes) similar to what you see on items in the grocery store, and the newer two-dimensional codes (2-D codes) that you will see more frequently in years to come because they are smaller and contain more information than 1-D codes. Codes can even be the letters of the alphabet or ordinary numbers. No matter what the code, Cognex has... or will have in the near future...an ID product that can quickly and accurately read it.

Shouldering the Load

Dr. Bob, along with the rest of Cognex, has been leaning on Rob Willett since his promotion to company president in January 2010.





Get Your Groove On!

Companies around the globe have found their groove with Cognex. To keep track of our customers—and to keep our business on track—we categorize them into three market categories:

Factory Automation

Customers in this category install Cognex products on their production lines to ensure that the products that they manufacture are made without error. Customers include manufacturers ranging from car companies to companies that "manufacture" cookies. We like to say that everything from potato chips to computer chips can benefit from applying Cognex vision.

Semiconductor and Electronics Capital Equipment ("SEMI")

Customers in this category integrate Cognex products into machines that they make and then sell to their customers for either semiconductor fabrication or printed circuit board assembly.

Surface Inspection

Customers in this category make materials at high speeds in a continuous fashion, such as metals, paper, nonwovens, plastics and glass. Cognex products detect, classify, analyze and determine the root cause of defects on the surfaces of those materials as they're being produced.


1995

1995: Cognex completes its first acquisition, Acumen, Inc., which was founded by John McGarry, now Cognex's Senior Vice President of Research and Development.


1997

1997: Cognex introduces PatMax, a revolutionary object location technology for machine vision that was developed by Cognex's co-founder and its first Senior Fellow, Bill Silver.

2010 Revenue Growth by Geography



Asia: 110%
Japan: 73%
Americas: 59%
Europe: 52%

The most significant new product developed by Cognex in 2010 was the DataMan 500, which came out of our ID Products business unit. This vision-based reader was designed for the barcode reading segment of the logistics market–an existing $150 million market where Cognex has never played and which is served primarily by laser-based readers.

Logistics refers to the movement of goods (usually in cardboard cartons) either at the manufacturer on their way to the shipping dock or at distribution centers where goods are received and then sent on to their final destinations. Until the DataMan 500, the most common way to automatically track and sort packages was by reading barcodes using laser-based readers. However, laser-based readers come with limitations. They have moving parts, which means that maintenance is often needed. They also have difficulty reading poor-quality or damaged codes or codes that are covered by highly-reflective plastic windows (recall how much trouble your checkout clerk has when he tries to scan your bag of potato chips with his laser-based reader).

Because the DataMan 500 incorporates Cognex proprietary IDMax software and our unique vision system-on-a-chip, VSoC, it can read the damaged, distorted, blurred, scratched, low height and low contrast codes that laser-based readers just cannot read reliably.

In 2010 we met with more than thirty prospective customers for the DataMan 500 in the logistics market, and every one of them…not virtually, but EVERY ONE OF THEM…requested a trial unit. We have already received two large purchase orders, which you'll be hearing more about in the coming weeks. I believe that we have a real winner here…a breakthrough product that outperforms the competition and that addresses an existing and sizeable market.

The DataMan 500 wasn't our only new product completed in 2010; here are a few more singles that will make it onto the charts:

- Cognex launched the DataMan 8000 series of handheld industrial ID readers. The DataMan 8000 features a unique liquid lens that enables operators to switch from reading 2-D codes to reading 1-D barcodes without having to significantly change their hand position. And, users can easily upgrade from RS-232/USB to Industrial Ethernet depending on the communication requirements of their plants.
- We added the In-Sight 5605 five-megapixel vision system to our In-Sight product line. The In-Sight 5605 offers twice the resolution previously available in an In-Sight system for quick and accurate analysis of very small defects, even in a large field of view. It is ideal for applications where accuracy is critical, such as finding cracks and scratches on solar wafers and cells.
- We introduced Cognex Advantage Image Engines, a family of compact, programmable and low-cost vision devices that combines our superior code reading capability with our best-in-class vision software tools in a form factor designed for easy integration by OEMs into the capital equipment that they manufacture. Advantage Image Engines give OEMs in both the Life Sciences and Clinical Chemistry markets–markets not currently served by Cognex–the ability to perform various automated inspection tasks in addition to the primary task of reading codes that uniquely identify each item being processed.

Cognex Unplugged
Cognex vision products have come a long way since we developed our first system. The leading-edge vision tools, ease-of-use and networkability that our



COGNEX

Keep on Rockin'
Co-founder Bill Silver sees a bright future for Cognex thanks to innovations like the DataMan 500.





2000

2000: Cognex takes machine vision on the factory floor a giant step forward with the introduction of In-Sight, a self-contained and easy-to-use vision system that can be configured without requiring computer programming or knowledge of machine vision.



Cognex Salutes Machine Vision
The Cognex salute–performed by Cognoids at company events–originates from the Three Stooges when Curly would protect his vision against Moe's two-fingered attack.

products now offer are the result of thirty years of solving the most challenging vision problems. In addition, we have built a well-trained sales organization consisting of direct sales engineers, partner system integrators and local distributors. We believe that with the best products and the best channel we will continue to grow our company profitably in the future.

At the heart of our success is the energy, creativity and enthusiasm of our employees. We select only top performers to join our band because it's only with the best people that we can continue to deliver the hits that our fans expect. Our "Work Hard, Play Hard, and Move Fast" culture has been instrumental in our success. So even though we may be a bit older, we're not going to act it!

Cognex didn't get to where it is overnight, and although we're at the top of our game, we know that we have to prove ourselves again every day, every month, every quarter and every year. No matter how many fans we have around the world, we will continue to search out new venues and write new tunes that we hope will be music to our ears and to yours as well.

Keep on rockin'

R. J. Shillman

Dr. Robert J. Shillman
Chairman, Chief Executive Officer
& Lead Singer

2004: Cognex introduces its first handheld vision product—an ID code reader called DataMan, a new incarnation of the company's original vision system, which also was designed for ID applications.

2004

The Hits Keep Coming!

Cognex offers the widest range of vision products available from a single source.

Vision Systems

In-Sight systems are powerful, self-contained products with an easy-to-use interface for configuring all kinds of vision applications.

ID Products

DataMan Industrial ID readers read codes on parts and packages during the manufacturing and distribution process to identify and track items and to ensure that the appropriate processes are performed on the correct items.

Vision Software

VisionPro is a comprehensive library of Cognex vision software tools that customers load and run on computers of their choice to create customized vision systems.

Vision Sensors

Checker sensors perform single-function vision tasks, such as determining the presence or absence of parts in an assembly. Checker is targeted at the large market currently served by photoelectric sensors.

Web and Surface Inspection Systems

SmartView systems detect and classify surface defects on materials made at high speeds in a continuous fashion. The SmartAdvisor Web Monitoring System helps manufacturers determine the root causes of those defects so they can be quickly eliminated. SmartSystem integrates these two systems for a complete vision solution to the entire manufacturing process.

2010: Cognex completes development of the world's first vision system-on-a-chip for volume production; sets new annual and quarterly records for bookings, revenue and earnings per share; and surpasses $3 billion in cumulative revenue since the company's founding in 1981.

2010

On Tour With Cognex

Roadies
(Board of Directors)

Robert J. Shillman
Chairman and Chief Executive Officer
Cognex Corporation

Patrick A. Alias
Senior Vice President
Cognex Corporation

Jerald G. Fishman
President and Chief Executive Officer
Analog Devices

Theodor Krantz
President
Airmar Technology, Inc.

Jeffrey B. Miller
Former President
Markem Corporation

Anthony Sun
Former Managing General Partner
Venrock Associates

Reuben Wasserman
Business Consultant

Lighting Crew
(Corporate Officers)

Robert J. Shillman
Chairman and Chief Executive Officer

Robert Willett
President and Chief Operating Officer

Richard A. Morin
Executive Vice President of
Finance and Administration,
and Chief Financial Officer

Security Team
(Senior Management)

Patrick A. Alias
Senior Vice President

Bhaskar Banerjee
Director & Business Unit Manager,
Vision Systems

Pascal Dorster
Senior Director &
Business Unit Manager,
Vision Sensors

David Gantt
Vice President of Sales,
OEM Vision Engines

Carl Gerst
Vice President &
Business Unit Manager,
ID Products

Markku Jaaskelainen
Vice President &
Business Unit Manager,
Vision Software

Todd Keebaugh
Vice President, Legal Services

Didier Lacroix
Senior Vice President of Worldwide
Sales and Marketing, MVSD

Herbert Lade
Vice President, Operations

Laura MacDonald
Vice President & Corporate Controller

John McGarry
Senior Vice President,
Research and Development

Kris Nelson
Senior Vice President of MVSD Sales,
Americas

Peter Neve
Vice President, Global Marketing

Steven Randazzo
Vice President & General Manager,
SISD

Kiyoshi Shima
President, Cognex K.K.

Hisataka Shitara
Senior Vice President of SISD Sales,
Cognex K.K.

William Silver
Senior Vice President and
Senior Fellow

This annual report is dedicated to all our faithful fans — the Cognex shareholders around the globe! See ya on the road!

Special thanks to Susan Conway, Julie Collura, Don Ferber, Dick Taylor and John Cacciatore for their super-creativity and art direction — you never let us down! Thanks also to Robin Pratt for her stellar annual report leadership in past years, photographer David Shopper for capturing the Cognex spirit, Dave Guaraldi, Bret Guaraldi and Dan Pope for loaning us their sweet guitars, Jerry "The Joy of Sax" Griep for his killer saxophone, the gang at Kirkwood Printing for cranking out a zillion copies of this bad boy, the woman with the big hair at Dunkin' Donuts for keeping us caffeinated, the Cognex legal team for allowing us to push the envelope (we mean SERIOUSLY push it) every year, Mick Jagger and Keith Richards for their background vocals on "Customer First," everyone at the Underground Cognex Fan Club, and the disc jockeys at WCGNX-FM for playing all our tunes!


CASIO


COGNEX
Ten Core Values
Side Two
Our values serve as the foundation of Cognex and the road map for our success. We take them seriously and we only hire individuals who will embody these values at Cognex.
Customer First Customer satisfaction is our top priority. We listen to our customers and do whatever they need whenever and wherever they need it.
Excellence Good is not good enough. We strive for excellence in everything we do.
Perseverance We take on the most difficult challenges and we don't stop until the job is done right.
Enthusiasm We enjoy what we do. We approach each day's challenges with energy and excitement.
Pride We derive great satisfaction through our individual accomplishments and those of our company.
Fun We work hard, we play hard and we move fast. We celebrate often to recognize our accomplishments and to motivate ourselves to achieve even higher levels of success in the future.
Creativity We delight in being different from the rest and in taking creative approaches to solving problems.
Integrity We adhere to the highest ethical standards in our relationships with customers, fellow employees, vendors and shareholders.
Sharing When Cognex wins, we all win. We share our success with everyone who contributes to it.
Recognition Cognex's success is due to the hard work and dedication of our employees and vendors, and we acknowledge their contributions in both tangible and intangible ways.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2010 or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ____________ to ____________

Commission File Number 001-34218

COGNEX CORPORATION

(Exact name of registrant as specified in its charter)

Massachusetts	**04-2713778**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

One Vision Drive
Natick, Massachusetts 01760-2059
(508) 650-3000
(Address, including zip code, and telephone number, including area code, of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Exchange on Which Registered
Common Stock, par value $.002 per share	The NASDAQ Stock Market LLC
Preferred Stock Purchase Rights	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes __X__ No ____

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ____ No __X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes __X__ No ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes __X__ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

☒ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ____ No __X__

Aggregate market value of voting stock held by non-affiliates of the registrant as of July 4, 2010: $617,469,419

$.002 par value common stock outstanding as of January 30, 2011: 41,217,310 shares

Documents incorporated by reference:

The registrant intends to file a Definitive Proxy Statement pursuant to Regulation 14A within 120 days of the end of the fiscal year ended December 31, 2010. Portions of such Proxy Statement are incorporated by reference in Part III of this report.

COGNEX CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2010

INDEX

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Federal Securities Laws. Readers can identify these forward-looking statements by our use of the words "expects," "anticipates," "estimates," "believes," "projects," "intends," "plans," "will," "may," "shall," "could," "should," and similar words and other statements of a similar sense. Our future results may differ materially from current results and from those projected in the forward-looking statements as a result of known and unknown risks and uncertainties. Readers should pay particular attention to considerations described in the section captioned "Risk Factors," appearing in Part I – Item 1A of this Annual Report on Form 10-K. We caution readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We disclaim any obligation to subsequently revise forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date such statements are made.

Unless the context otherwise requires, the words "Cognex®," the "Company," "we," "our," "us," and "our company" refer to Cognex Corporation and its consolidated subsidiaries.

ITEM 1: BUSINESS

Corporate Profile

Cognex Corporation was incorporated in Massachusetts in 1981. Its corporate headquarters are located at One Vision Drive, Natick, Massachusetts 01760 and its telephone number is (508) 650-3000.

Cognex is a leading worldwide provider of machine vision products that capture and analyze visual information in order to automate tasks, primarily in manufacturing processes, where vision is required. Machine vision is important for applications in which human vision is inadequate to meet requirements for size, accuracy, or speed, or in instances where substantial cost savings are obtained through the reduction of labor or improved product quality. Today, many types of manufacturing equipment require machine vision because of the increasing demands for speed and accuracy in manufacturing processes, as well as the decreasing size of items being manufactured.

Cognex has two operating divisions: the Modular Vision Systems Division (MVSD), based in Natick, Massachusetts, and the Surface Inspection Systems Division (SISD), based in Alameda, California. MVSD develops, manufactures, and markets modular vision systems that are used to automate the manufacture of discrete items, such as cellular phones, aspirin bottles, and automobile wheels, by locating, identifying, inspecting, and measuring them during the manufacturing process. SISD develops, manufactures, and markets surface inspection vision systems that are used to inspect the surfaces of materials processed in a continuous fashion, such as metals, paper, non-wovens, plastics, and glass, to ensure there are no flaws or defects on the surfaces. Historically, MVSD has been the source of the majority of the Company's revenue, representing approximately 85% of total revenue in 2010. Financial information about segments may be found in Note 18 to the Consolidated Financial Statements, appearing in Part II – Item 8 of this Annual Report on Form 10-K.

What is Machine Vision?

Since the beginning of the Industrial Revolution, human vision has played an indispensable role in the process of manufacturing products. Human eyes did what no machines could do themselves: locating and positioning work, tracking the flow of parts, and inspecting output for quality and consistency. Today, however, the requirements of many manufacturing processes have surpassed the limits of human eyesight. Manufactured items often are produced too quickly or with tolerances too small to be analyzed by the human eye. In response to manufacturers' needs, "machine vision" technology emerged, providing manufacturing equipment with the gift of sight. Machine vision systems were first widely embraced by manufacturers of electronic components who needed this technology to produce computer chips with decreasing geometries. However, advances in technology and ease-of-use, combined with the decreasing cost of implementing vision applications, have made machine vision available to a broader range of users.

Machine vision products combine cameras with intelligent software to collect images and then answer questions about these images, such as:

Question	Description	Example
GUIDANCE		
Where is it?	Determining the exact physical location and orientation of an object.	Determining the position of a printed circuit board so that a robot can automatically be guided to place electronic components.
IDENTIFICATION		
What is it?	Identifying an object by analyzing its physical appearance or by reading a serial number or symbol.	Reading a two-dimensional barcode directly marked on an automotive airbag so that it can be tracked and processed correctly through manufacturing.
INSPECTION		
How good is it?	Inspecting an object for flaws or defects.	Inspecting the paper that US currency is printed on.
GAUGING		
What size is it?	Determining the dimensions of an object.	Determining the diameter of a bearing prior to final assembly.

Machine Vision Market

Cognex machine vision is primarily used in the manufacturing sector, where the technology is widely recognized as an important component of automated production and quality assurance. In this sector, Cognex serves three primary markets: factory automation, semiconductor and electronics capital equipment, and surface inspection.

Factory automation customers purchase Cognex vision products and incorporate them into their manufacturing processes. Virtually every manufacturer can achieve better quality and manufacturing efficiency by using machine vision, and therefore, this segment includes a broad base of customers across a variety of industries, including automotive, consumer electronics, food and beverage, health and beauty, medical devices, packaging, pharmaceutical, and solar. The factory automation market also includes customers who purchase Cognex vision products for use outside of the assembly process, such as using ID products in logistics automation for package sorting and distribution. Sales to factory automation customers represented approximately 69% of total revenue in 2010, compared to 70% of total revenue in 2009.

Semiconductor and electronics capital equipment manufacturers purchase Cognex vision products and integrate them into the automation equipment that they manufacture and then sell to their customers to either make semiconductor chips or assemble printed circuit boards. Demand from these capital equipment manufacturers has historically been highly cyclical, with periods of investment followed by downturn. This market, which represented a large portion of our business during the 1990's, changed after the dot-com bubble burst in 2000. Customers shifted away from embedded machine vision systems containing specialized hardware as PC speeds increased. They first migrated to products containing mostly software with significantly less hardware content, and eventually began buying only the software portion of the system from Cognex. Although these software-only products have high gross margins, the average selling price is significantly lower than for a complete vision system. Sales to semiconductor and electronics capital equipment manufacturers represented approximately 16% of total revenue in 2010, compared to 9% of total revenue in 2009.

Surface inspection customers are manufacturers of materials processed in a continuous fashion, such as metals, paper, non-wovens, plastics, and glass. These customers need sophisticated machine vision to detect, classify, and analyze defects on the surfaces of those materials as they are being processed at high speeds. Surface inspection sales represented approximately 15% of total revenue in 2010, compared to 21% of total revenue in 2009.

No customer accounted for greater than 10% of total revenue in 2010, 2009, or 2008.

Business Strategy

Our goal is to expand our position as a leading worldwide provider of machine vision products. Sales to customers in the factory automation market represent the largest percentage of our total revenue, and we believe that this market provides the greatest potential for long-term, sustained revenue growth.

In order to grow the factory automation market, we have invested in developing new products and functionality that make vision easier to use and more affordable, and therefore, available to a broader base of customers. This investment includes selective expansion into new industrial and commercial vision applications through internal development, as well as the acquisition of businesses and technologies. We have also invested in building a worldwide sales and support infrastructure in order to access more of the potential market for machine vision. This investment includes opening sales offices in regions, such as China and Eastern Europe, where we believe many manufacturers can benefit from incorporating machine vision into their production processes, and developing strategic alliances with other leading providers of factory automation products.

Acquisitions and Divestitures

Our business strategy includes selective expansion into new machine vision applications through the acquisition of businesses and technologies. We plan to continue to seek opportunities to expand our product line, customer base, distribution network, and technical talent through acquisitions in the machine vision industry.

In July 2008, we sold all of the assets of our lane departure warning business for $3 million. We entered this business in May 2006 with the acquisition of AssistWare Technology, Inc., a small company that had developed a vision system that could provide a warning to drivers when their vehicle was about to inadvertently cross a lane. For two years after the acquisition date, we invested additional funds to commercialize AssistWare's product and to establish a business developing and selling lane departure warning products for driver assistance. This business was included in the MVSD segment, but was never integrated with the other Cognex businesses. During the second quarter of 2008, we determined that this business did not fit the Cognex business model, primarily because car and truck manufacturers want to work exclusively with existing Tier One suppliers and, although these suppliers had expressed interest in Cognex's vision technology, they would require access to, and control of, our proprietary software. Accordingly, we accepted an offer from one of these suppliers and sold the lane departure warning business.

In September 2009, we acquired the web monitoring business of Monitoring Technology Corporation (MTC), a manufacturer of products for monitoring industrial equipment and processes, for $5 million. This business is included in the Company's SISD segment. The acquired SmartAdvisor Web Monitoring System (WMS) is complementary to Cognex's SmartView Web Inspection System (WIS). When used together, the WIS automatically identifies and classifies defects and the WMS then provides the customer with the ability to determine the root causes of each of those defects so that they can be quickly eliminated. The combination of WMS and WIS allows SISD to provide a fully-integrated system to its surface inspection customers.

Additional information about acquisitions and divestitures may be found in Notes 19 and 20 to the Consolidated Financial Statements, appearing in Part II – Item 8 of this Annual Report on Form 10-K.

Products

Cognex offers a full range of machine vision products designed to meet customer needs at different performance and price points. Our products range from low-cost vision sensors that are easily integrated, to PC-based systems for users with more experience or more complex requirements. Our products also have a variety of physical forms, depending upon the user's need. For example, customers can purchase vision software to use with their own camera and processor, or they can purchase a standalone unit that combines camera, processor, and software into a single package.

Vision Software

Vision software provides the user with the most flexibility by combining the full general-purpose library of Cognex vision tools with the cameras, frame grabbers, and peripheral equipment of their choice. The vision software runs on the customer's PC, which enables easy integration with PC-based data and controls. Applications based upon Cognex vision software perform a wide range of vision tasks, including part location, identification, measurement, assembly verification, and robotic guidance. Cognex's VisionPro® software offers the power and flexibility of advanced programming with the simplicity of a graphical development environment. VisionPro's extensive suite of patented vision tools enables customers to solve challenging machine vision applications.

Vision Systems

Vision systems combine camera, processor, and vision software into a single, rugged package with a simple and flexible user interface for configuring applications. These general-purpose vision systems are designed to be easily programmed to perform a wide range of vision tasks including part location, identification, measurement, assembly verification, and robotic guidance. Cognex offers the In-Sight® product line of vision systems in a wide range of models to meet various price and performance requirements.

Vision Sensors

Unlike general-purpose vision systems that can be programmed to perform a wide variety of vision tasks, vision sensors are designed to deliver very simple, low-cost, reliable solutions for a limited number of common vision applications such as checking the presence and size of parts. Cognex offers the Checker® product line of vision sensors that perform a variety of single-purpose vision tasks.

ID Products

ID products quickly and reliably read codes (e.g., one-dimensional barcodes or two-dimensional data matrix codes) that have been applied or directly marked on discrete items during the manufacturing process. Manufacturers of goods ranging from automotive parts, pharmaceutical items, aircraft components, and medical devices are increasingly using direct part mark (DPM) identification to ensure that the appropriate manufacturing processes are performed in the correct sequence and on the right parts. In addition, DPM is used to track parts from the beginning of their life to the end, and is also used in supply chain management and repair. Cognex offers the DataMan® product line of ID readers that includes both hand-held and fixed-mount models.

Cognex is also developing applications in the automatic identification market outside of the manufacturing sector, such as using ID products in logistics automation for package sorting and distribution. As shipping volumes grow, more distribution centers are choosing to upgrade their traditional laser-based scanners to image-based barcode readers which will cost-effectively increase package sorter efficiency and throughput by improving read rates. The Dataman 500 image-based barcode reader, introduced in January 2011, uses Cognex IDMax® software to achieve high read rates by reading barcodes that are damaged, distorted, blurred, scratched, low height, and low contrast. The Dataman 500 is our first product to incorporate our newly-developed "Vision System on a Chip," as discussed below in the section captioned "Research, Development, and Engineering."

Surface Inspection Systems

Surface inspection systems detect, classify, and analyze defects on the surfaces of materials processed in a continuous fashion at high production speeds, such as metals, paper, non-wovens, plastics, and glass. Cognex's SmartView® Web Inspection System identifies and classifies defects on surfaces, while Cognex's SmartAdvisor™ Web Monitoring System then provides the customer with the ability to determine the root causes of each of those defects so that they can be quickly eliminated. These two systems can be integrated into a SmartSystem™ that provides customers with a complete process vision solution.

Research, Development, and Engineering

Cognex engages in research, development, and engineering (RD&E) to enhance our existing products and to develop new products and functionality to meet market opportunities. In addition to internal research and development efforts, we intend to continue our strategy of gaining access to new technology through strategic relationships and acquisitions where appropriate.

As of December 31, 2010, Cognex employed 184 professionals in RD&E, many of whom are software developers. Cognex's RD&E expenses totaled $33,080,000 in 2010, $31,132,000 in 2009, and $36,262,000 in 2008, or approximately 11%, 18%, and 15% of revenue, respectively.

We believe that a continued commitment to RD&E activities is essential in order to maintain or achieve product leadership with our existing products and to provide innovative new product offerings, and therefore, we expect to continue to make significant RD&E investments in the future in strategic areas, such as the ID products business and the further development of a "Vision System on a Chip." In addition, we consider our ability to accelerate time to market for new products critical to our revenue growth. Although we target our RD&E spending to be between 10% and 15% of total revenue, this percentage is impacted by revenue levels.

At any point in time, we have numerous research and development projects underway. Among these projects is the continued development of a vision system (i.e., imager, analog to digital converter, vision processing, and camera peripherals) on a semiconductor chip ("Vision System on a Chip" or VSoC™). This technology has made it possible to build customized CMOS (complementary metal-oxide semiconductor) sensors that are optimized for machine vision applications. These customized CMOS sensors or "vision chips" can then be integrated into a wide range of devices to improve the speed and performance of vision applications. Cognex plans to use VSoC technology to enhance the performance of its own products, such as the Dataman 500 introduced in January 2011, and may also make specialized devices using VSoC technology available for purchase by third parties.

Manufacturing and Order Fulfillment

Cognex's MVSD products are manufactured utilizing a turnkey operation whereby the majority of component procurement, system assembly, and initial testing are performed by third-party contract manufacturers. Cognex's primary contract manufacturers are located in Ireland and Southeast Asia. The contract manufacturers use specified components and assembly/test documentation created and controlled by Cognex. Certain components are presently available only from a single source. After the completion of initial testing, a fully-assembled product from the contract manufacturer is routed to the Company's facility in either Cork, Ireland or Natick, Massachusetts, USA, where trained Cognex personnel load the software onto the product and perform quality control procedures. Finished product for customers in the Americas is then shipped from our Natick, Massachusetts facility, while finished product for customers in Japan, Europe, and Southeast Asia is shipped from our Cork, Ireland facility. In 2010, the Company opened a distribution center in Koriyama, Japan. This distribution center purchases finished product from the Company's Cork, Ireland facility and then ships this product to customers in Japan when orders are received.

Cognex's SISD products are manufactured and shipped from its Alameda, California facility. The manufacturing process at the Alameda facility consists of component procurement, system assembly, software loading, quality control, and shipment of product to customers worldwide. In 2011, we plan to begin final assembly, quality control, and shipment of product to customers in China from our Shanghai, China facility, which was opened during the third quarter of 2010.

Sales Channels and Support Services

Cognex sells its MVSD products through a worldwide direct sales force that focuses on the development of strategic accounts that generate or are expected to generate significant sales volume, as well as through a global network of integration and distribution partners. Our integration partners are experts in vision and complementary technologies that can provide turnkey solutions for complex automation projects using vision, and our distribution partners provide sales and local support to help Cognex reach the many prospects for our products in factories around the world. Cognex's SISD products are primarily sold through a worldwide direct sales force since there are fewer customers in a more concentrated group of industries.

As of December 31, 2010, Cognex's sales force consisted of 288 professionals, and our partner network consisted of approximately 218 active integrators and 208 authorized distributors. Sales engineers call directly on targeted accounts and manage the activities of our partners within their territories in order to implement the most advantageous sales model for our products. The majority of our sales force holds engineering or science degrees. Cognex has sales and support offices located throughout the Americas, Japan, Europe, and Southeast Asia. In recent years, the Company has opened sales offices throughout China (which the Company currently includes in its Southeast Asia region) and Eastern Europe, where we believe many manufacturers can benefit from incorporating machine vision into their production processes. During the third quarter of 2010, the Company established a Wholly Foreign Owned Enterprise (WFOE) in Shanghai, China and we plan to sell to our Chinese customers through this new entity beginning in 2011. The WFOE will be able to accept payment from Chinese customers in Yuan, also known as Renminbi, which we believe will allow us to reach more of the potential market for machine vision throughout China.

During 2008, Cognex announced a partnership with Mitsubishi Electric Corporation, a leading worldwide provider of factory automation products (i.e., programmable controllers, motion controls, and industrial robots) based in Japan. Cognex and Mitsubishi have and will continue to jointly develop and market Cognex vision products to Mitsubishi's factory automation customers. The products resulting from this collaboration have improved connectivity with Mitsubishi factory automation products and enabled customers to deploy systems more quickly. Cognex expects this partnership to increase its market presence on the factory floor, first in Japan and eventually in the fast-growing markets throughout Asia.

Sales to customers based outside of the United States represented approximately 67% of total revenue in 2010, compared to approximately 66% of total revenue in 2009. In 2010, approximately 31% of the Company's total revenue came from customers based in Europe, 21% from customers based in Japan, and 15% from customers based in Southeast Asia. Sales to customers based in Europe are predominantly denominated in Euro, sales to customers based in Japan are predominantly denominated in Yen, and sales to customers based in Southeast Asia are predominantly denominated in U.S. Dollars, although we plan to begin accepting Yuan as payment in China in 2011. Financial information about geographic areas may be found in Note 18 to the Consolidated Financial Statements, appearing in Part II – Item 8 of this Annual Report on Form 10-K.

Cognex's MVSD service offerings include maintenance and support, training, and consulting services. Maintenance and support programs include hardware support programs that entitle customers to have failed products repaired, as well as software support programs that provide customers with application support and software updates on the latest software releases. Training services include a variety of product courses that are available at Cognex's offices worldwide, at customer facilities, and on computer-based tutorials, video, and the internet. Cognex provides consulting services that range from a specific area of functionality to a completely integrated machine vision application.

Cognex's SISD service offerings include maintenance and support and training services similar to those provided by MVSD, as well as installation services. The installation services group supervises the physical installation of the hardware at the customer location, configures the software application to detect the customer's defects, validates that the entire integrated system with the peripheral components is functioning according to the specifications, and performs operator training.

Intellectual Property

We rely on the technical expertise, creativity, and knowledge of our personnel, and therefore, we utilize patent, trademark, copyright, and trade secret protection to maintain our competitive position and protect our proprietary rights in our products and technology. While our intellectual property rights are important to our success, we believe that our business as a whole is not materially dependent on any particular patent, trademark, copyright, or other intellectual property right.

As of December 31, 2010, Cognex had been granted, or owned by assignment, 282 patents issued and had another 175 patent applications pending. Cognex has used, registered, or applied to register a number of trademark registrations in the United States and in other countries. Cognex's trademark and service-mark portfolio includes various registered marks, including, among others, Cognex®, VisionPro®, In-Sight®, Checker®, DataMan®, IDMax®, and SmartView®, as well as many common-law marks, including, among others, SmartAdvisor™, SmartSystem™, and VSoC™.

Compliance with Environmental Provisions

Cognex's capital expenditures, earnings, and competitive position are not materially affected by compliance with federal, state, and local environmental provisions which have been enacted or adopted to regulate the distribution of materials into the environment.

Competition

The machine vision market is highly fragmented and Cognex's competitors vary depending upon market segment, geographic region, and application niche. Our competitors are typically other vendors of machine vision systems and manufacturers of image processing systems and sensors. In addition, in the semiconductor and electronics capital equipment market, Cognex competes with the internal engineering departments of current or prospective customers. In the direct part mark identification market, Cognex competes with manufacturers of automatic identification systems. Any of these competitors may have greater financial and other resources than Cognex. Although we consider Cognex to be one of the leading machine vision companies in the world, reliable estimates of the machine vision market and the number of competitors are not available.

Cognex's ability to compete depends upon our ability to design, manufacture, and sell high-quality products, as well as our ability to develop new products and functionality that meet evolving customer requirements. The primary competitive factors affecting the choice of a machine vision system include vendor reputation, product functionality and performance, ease of use, price, and post-sales support. The importance of each of these factors varies depending upon the specific customer's needs.

Backlog

As of December 31, 2010, backlog totaled $37,428,000, compared to $31,459,000 as of December 31, 2009. Backlog reflects customer purchase orders for products scheduled for shipment primarily within 60 days at MVSD and six months at SISD. The MVSD backlog excludes deferred revenue, while the SISD backlog includes deferred revenue. Although MVSD accepts orders from customers with requested shipment dates that are within 60 days, orders typically ship within one week of order placement. The level of backlog at any particular date is not necessarily indicative of future revenue. Delivery schedules may be extended and orders may be canceled at any time subject to certain cancellation penalties.

Employees

As of December 31, 2010, Cognex employed 824 persons, including 409 in sales, marketing, and service activities; 184 in research, development, and engineering; 102 in manufacturing and quality assurance; and 129 in information technology, finance, and administration. Of the Company's 824 employees, 400 are based outside of the United States. None of our employees are represented by a labor union and we have experienced no work stoppages. We believe that our employee relations are good.

Available Information

Cognex maintains a website on the World Wide Web at www.cognex.com. We make available, free of charge, on our website in the "Company and News" section under the caption "Investor Information" and then "SEC Filings" our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the SEC. Cognex's reports filed with, or furnished to, the SEC are also available at the SEC's website at www.sec.gov. Information contained on our website is not a part of, or incorporated by reference into, this Annual Report on Form 10-K.

ITEM 1A: RISK FACTORS

The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect our company in the future. If any of these risks were to occur, our business, financial condition, or results of operations could be materially and adversely affected. This section includes or refers to certain forward-looking statements. We refer you to the explanation of the qualifications and limitations on such forward-looking statements, appearing in Part II – Item 7 of this Annual Report on Form 10-K.

Current and future conditions in the global economy may negatively impact our operating results.

Our revenue is dependent upon the capital spending trends of manufacturers in a number of industries, including, among others, the semiconductor, electronics, automotive, metals, and paper industries. These spending levels are, in turn, impacted by global economic conditions, as well as industry-specific economic conditions.

In 2009, the credit market crisis and slowing global economies resulted in lower demand for our products as many of our customers experienced deterioration in their businesses, cash flow issues, difficulty obtaining financing, and declining business confidence. Although order levels in 2010 increased each quarter on a sequential basis and were at a record level in the fourth quarter of 2010, our ability to maintain these business volumes and continue to grow may be impacted by global economic conditions. If global economic conditions were to deteriorate, our revenue and our ability to generate quarterly operating profits could be materially adversely affected.

As a result, our business is subject to the following risks, among others:

- our customers may not have sufficient cash flow or access to financing to purchase our products,
- our customers may not pay us within agreed upon terms or may default on their payments altogether,
- our vendors may be unable to fulfill their delivery obligations to us in a timely manner,
- lower demand for our products may result in charges for excess and obsolete inventory if we are unable to sell inventory that is either already on hand or committed to purchase,
- lower cash flows may result in impairment charges for acquired intangible assets or goodwill,
- a decline in the fair value of our limited partnership interest in a venture capital fund, which is invested primarily in young and emerging companies, may result in an impairment charge,
- a decline in our stock price may make stock options a less attractive form of compensation and a less effective form of retention for our employees, and
- the trading price of our common stock may be volatile.

As of December 31, 2010, the Company had approximately $277,148,000 in either cash or investments with effective maturity dates primarily within three years. In addition, Cognex has no long-term debt and we do not anticipate needing debt financing in the near future. We believe that our strong cash position puts us in a relatively good position to weather another economic downturn. Nevertheless, our operating results have been materially adversely affected in the past, and could be materially adversely affected in the future, as a result of unfavorable economic conditions and reduced capital spending by manufacturers worldwide.

Downturns in the semiconductor and electronics capital equipment market may adversely affect our business.

In 2010, approximately 16% of our revenue was derived from semiconductor and electronics capital equipment manufacturers. This concentration was as high as 61% in 2000 during its revenue peak. The semiconductor and electronics industries are highly cyclical and have historically experienced periodic downturns, which have often had a severe effect on demand for production equipment that incorporates our products. While we have been successful in diversifying our business beyond OEM customers who serve the semiconductor and electronics industries, our business is still impacted by capital expenditures in these industries, which, in turn, are dependent upon the market demand for products containing computer chips. As a result, our operating results in the foreseeable future could be significantly and adversely affected by declining sales in either of these industries. Furthermore, the competitive landscape in this market has changed in recent years, with price and the flexibility of purchasing hardware from other vendors becoming more important factors in the purchasing decisions of these manufacturers. In response to this market change, we have introduced software-only products. Although these products have high gross margins, the average selling price of these offerings is significantly lower than for a complete vision system, and therefore, we expect this trend to have a negative impact on our revenue in this market. In addition, a decline in sales in the semiconductor and electronics capital equipment market, where many of these software-only products are sold, may also have a negative impact on our MVSD gross margins.

Our inability to penetrate new markets outside of the manufacturing sector may impede our revenue growth.

We are pursuing applications in the automatic identification market outside of the manufacturing sector, such as using ID products in logistics automation for package sorting and distribution. As shipping volumes grow, more distribution centers are choosing to upgrade their traditional laser-based scanners to image-based barcode readers which will cost-effectively increase package sorter efficiency and throughput by improving read rates. We introduced the Dataman 500 image-based barcode reader in January 2011 in order to penetrate the ID logistics market and grow our ID Products business beyond the traditional manufacturing sector that we currently serve. The Dataman 500 is our first product to incorporate our newly-developed "Vision System on a Chip."

Our growth plan is dependent upon successfully penetrating the ID logistics market and we are making significant investments in this area. Therefore, our failure to generate revenue in this new market may have a materially adverse impact on our revenue growth and operating profits.

Economic, political, and other risks associated with international sales and operations could adversely affect our business and operating results.

In 2010, approximately 67% of our revenue was derived from customers located outside of the United States. We anticipate that international sales will continue to account for a significant portion of our revenue. In addition, certain of our products are assembled by third-party contract manufacturers in Ireland and Southeast Asia. We intend to continue to expand our sales and operations outside of the United States and expand our presence in international markets, such as our expansion into China and Eastern Europe. During the third quarter of 2010, the Company established a Wholly Foreign Owned Enterprise (WFOE) in Shanghai, China and we plan to sell to our Chinese customers through this new entity beginning in 2011. This new entity has required and will continue to require significant management attention and financial resources. As a result, our business is subject to the risks inherent in international sales and operations, including, among other things:

- various regulatory and statutory requirements,
- difficulties in repatriating cash,
- export and import restrictions,
- transportation delays,

- employment regulations and local labor conditions,
- difficulties in staffing and managing foreign sales operations,
- instability in economic or political conditions,
- difficulties protecting intellectual property,
- business systems connectivity issues, and
- potentially adverse tax consequences.

Any of these factors could have a material adverse effect on our operating results.

Fluctuations in foreign currency exchange rates and the use of derivative instruments to hedge these exposures could adversely affect our reported results, liquidity, and competitive position.

We face exposure to foreign currency exchange rate fluctuations, as a significant portion of our revenues, expenses, assets, and liabilities are denominated in currencies other than the functional currencies of our subsidiaries or the reporting currency of our company, which is the U.S. Dollar. In certain instances, we utilize forward contracts and other derivative instruments to hedge against foreign currency fluctuations. These contracts are used to minimize foreign currency gains or losses, as the gains or losses on the derivative are intended to offset the losses or gains on the underlying exposure. We do not engage in foreign currency speculation.

The success of our foreign currency risk management program depends upon forecasts of transaction activity denominated in various currencies. To the extent that these forecasts are overstated or understated during periods of currency volatility, we could experience unanticipated foreign currency gains or losses that could have a material impact on our results of operations. Furthermore, our failure to identify new exposures and hedge them in an effective manner may result in material foreign currency gains or losses. In addition, although the use of these derivative instruments may be effective in minimizing foreign currency gains or losses, significant cash inflows or outflows may result when these instruments are settled.

A significant portion of our investment portfolio, and therefore our investment income, is denominated in Euros. In addition, a significant portion of our revenues and expenses are denominated in the Euro and the Japanese Yen. Our predominant currency of sale is the U.S. Dollar in the Americas and Southeast Asia, the Euro in Europe, and the Yen in Japan. In 2011, we plan to begin accepting orders denominated in Yuan from Chinese customers. We estimate that approximately 52% of our sales in 2010 were invoiced in currencies other than the U.S. Dollar, and we expect sales denominated in foreign currencies to continue to represent a significant portion of our total revenue. While we also have expenses denominated in these same foreign currencies, the impact on revenues has historically been, and is expected to continue to be, greater than the offsetting impact on expenses. Therefore, in times when the U.S. Dollar strengthens in relation to these foreign currencies, we would expect to report a net decrease in operating income. Conversely, in times when the U.S. Dollar weakens in relation to these foreign currencies, we would expect to report a net increase in operating income. Thus, changes in the relative strength of the U.S. Dollar may have a material impact on our operating results.

The loss of a large customer could have an adverse effect on our business.

In 2010, our top five customers accounted for approximately 8% of total revenue. Our expansion into the factory automation marketplace has reduced our reliance upon the revenue from any one customer. Nevertheless, the loss of, or significant curtailment of purchases by, any one or more of our larger customers could have a material adverse effect on our operating results.

Our business could suffer if we lose the services of, or fail to attract, key personnel.

We are highly dependent upon the management and leadership of Robert J. Shillman, our Chief Executive Officer, and Robert J. Willett, our President and Chief Operating Officer, as well as other members of our senior management team. Although we have many experienced and qualified senior managers, the loss of key personnel could have a material adverse effect on our company. Our continued growth and success also depends upon our ability to attract and retain skilled employees and on the ability of our officers and key employees to effectively manage the growth of our business through the implementation of appropriate management information systems and internal controls.

We have historically used stock options as a key component of our employee compensation program in order to align employee interests with the interests of our shareholders, provide competitive compensation and benefits packages, and encourage employee retention. We are limited as to the number of options that we may grant under our stock option plan. Accordingly, we may find it difficult to attract, retain, and motivate employees, and any such difficulty could materially adversely affect our business.

The failure of a key supplier to deliver quality product in a timely manner or our inability to obtain components for our products could adversely affect our operating results.

A significant portion of our MVSD product is manufactured under agreement by two third-party contractors. These agreements have termination clauses that provide the Company with notification periods and last-time-buy rights. As a result, we are dependent upon these contractors to provide quality product and meet delivery schedules. We engage in extensive product quality programs and processes, including actively monitoring the performance of our third-party manufacturers; however, we may not detect all product quality issues through these programs and processes. In addition, a variety of components used in our products are only available from a single source. The announcement by a single-source supplier of a last-time component buy could result in our purchase of a significant amount of inventory that, in turn, could lead to an increased risk of inventory obsolescence. Although we are taking certain actions to mitigate sole-source supplier risk, an interruption in, termination of, or material change in the purchase terms of any single-source components could have a material adverse effect on our operating results.

We manage our inventory levels in order to be able to meet increases in customer demand, while at the same time minimizing inventory obsolescence exposure. Many of our vendors reduced their inventory levels and manufacturing capacity during the economic downturn that began in late 2008. As a result, if customer demand increases beyond the levels we are forecasting, our vendors may have difficulty meeting our accelerated delivery schedules due to their reduced manufacturing capacities. We may therefore be unable to take delivery of an adequate supply of components and turnkey systems from our vendors in order to meet an increase in demand from our customers. These supply issues could impact our ability to ship product to customers, and therefore, to recognize revenue, which could have a material adverse effect on our operating results.

Our failure to effectively manage product transitions or accurately forecast customer demand could result in excess or obsolete inventory and resulting charges.

Because the market for our products is characterized by rapid technological advances, we frequently introduce new products with improved ease-of-use, improved hardware performance, additional software features and functionality, or lower cost that may replace existing products. Among the risks associated with the introduction of new products are difficulty predicting customer demand and effectively managing inventory levels to ensure adequate supply of the new product and avoid excess supply of the legacy product. In addition, we may strategically enter into non-cancelable commitments with vendors to purchase materials for our products in advance of demand in order to take advantage of favorable pricing or address concerns about the availability of future supplies. Our failure to effectively manage product transitions or accurately forecast customer demand, in terms of both volume and configuration, has led to, and may again in the future lead to, an increased risk of excess or obsolete inventory and resulting charges.

Our products may contain design or manufacturing defects, which could result in reduced demand, significant delays, or substantial costs.

If flaws in either the design or manufacture of our products were to occur, we could experience a rate of failure in our products that could result in significant delays in shipment and material repair or replacement costs. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers and contract manufacturers, these actions may not be sufficient to avoid a product failure rate that results in:

- substantial delays in shipment,
- significant repair or replacement costs, or
- potential damage to our reputation.

Any of these results could have a material adverse effect on our operating results.

Our failure to develop new products and to respond to technological changes could result in the loss of our market share and a decrease in our revenues and profits.

The market for our products is characterized by rapidly changing technology. Accordingly, we believe that our future success will depend upon our ability to accelerate time to market for new products with improved functionality, ease-of-use, performance, or price. We may not be able to introduce and market new products successfully, including products that incorporate our "Vision System on a Chip," and respond effectively to technological changes or new product introductions by competitors. Our ability to keep pace with the rapid rate of technological change in the high-technology marketplace could have a material adverse effect on our operating results.

Our failure to properly manage the distribution of our products and services could result in the loss of revenues and profits.

We utilize a direct sales force, as well as a network of integration and distribution partners, to sell our products and services. Successfully managing the interaction of our direct and indirect sales channels to reach various potential customers for our products and services is a complex process. In addition, our reliance upon indirect selling methods may reduce visibility of demand and pricing issues. Cognex expects its partnership with Mitsubishi Electric Corporation to grow its factory automation revenue in Japan, as we utilize Mitsubishi's existing distribution network to reach more factory automation customers in this region. Each sales channel has distinct risks and costs, and therefore, our failure to implement the most advantageous balance in the sales model for our products and services could adversely affect our revenue and profitability.

If we fail to successfully protect our intellectual property, our competitive position and operating results could suffer.

We rely on our proprietary software technology and hardware designs, as well as the technical expertise, creativity, and knowledge of our personnel to maintain our position as a leading provider of machine vision products. Although we use a variety of methods to protect our intellectual property, we rely most heavily on patent, trademark, copyright, and trade secret protection, as well as non-disclosure agreements with customers, suppliers, employees, and consultants. We also attempt to protect our intellectual property by restricting access to our proprietary information by a combination of technical and internal security measures. These measures, however, may not be adequate to:

- protect our proprietary technology,
- protect our patents from challenge, invalidation, or circumvention, or
- ensure that our intellectual property will provide us with competitive advantages.

Any of these adverse circumstances could have a material adverse effect on our operating results.

Our company may be subject to time-consuming and costly litigation.

From time to time, we may be subject to various claims and lawsuits by competitors, customers, or other parties arising in the ordinary course of business, including lawsuits charging patent infringement. We are currently a party to actions that are fully described in the section captioned "Legal Proceedings," appearing in Part I – Item 3 of this Annual Report on Form 10-K. These matters can be time-consuming, divert management's attention and resources, and cause us to incur significant expenses. Furthermore, the results of any of these actions may have a material adverse effect on our operating results.

Increased competition may result in decreased demand or prices for our products and services.

We compete with other vendors of machine vision systems, the internal engineering efforts of our current or prospective customers, and the manufacturers of image processing systems, automatic identification systems, and sensors. Any of these competitors may have greater financial and other resources than we do. In recent years, ease-of-use and product price have become significant competitive factors in the factory automation marketplace. We may not be able to compete successfully in the future and our investments in research and development, sales and marketing, and support activities may be insufficient to enable us to maintain our competitive advantage. In addition, competitive pressures could lead to price erosion that could have a material adverse effect on our gross margins and operating results. We refer you to the section captioned "Competition," appearing in Part I – Item 1 of this Annual Report on Form 10-K for further information regarding the competition that we face.

Implementation of our acquisition strategy may not be successful, which could affect our ability to increase our revenue or profitability and result in the impairment of acquired intangible assets.

We have in the past acquired, and will in the future consider the acquisition of, businesses and technologies in the machine vision industry. Our business may be negatively impacted by risks related to those acquisitions. These risks include, among others:

- the inability to find or close attractive acquisition opportunities,
- the diversion of management's attention from other operational matters,
- the inability to realize expected synergies resulting from the acquisition,
- the failure to retain key customers or employees, and
- the impairment of acquired intangible assets resulting from lower-than-expected cash flows from the acquired assets.

Acquisitions are inherently risky and the inability to effectively manage these risks could have a material adverse effect on our operating results.

We are at risk for impairment charges with respect to our investments or for acquired intangible assets or goodwill, which could have a material adverse effect on our results of operations.

As of December 31, 2010, we had $283 million in cash and investments, and approximately $277 million of this balance represented either cash or investments in bonds that could be converted into cash. The remaining balance represented a $6 million limited partnership interest in a venture capital fund.

The limited partnership's investments consist of a mix of young and emerging companies. The worldwide economic slowdown and the credit market crisis that began in late 2008 made the environment for these startups much less forgiving. As a result, it is possible that some of the younger companies in the portfolio that require capital investments to fund their current operations may not be as well prepared to survive this slowdown as would a more mature company. These factors could impact the fair value of the companies in the partnership's portfolio. As of December 31, 2010, the carrying value of this investment was $5,933,000 compared to an estimated fair value, as determined by the General Partner, of $6,860,000. Should the fair value of this investment decline in future periods below its carrying value, management will need to determine whether this decline is other-than-temporary and future impairment charges may be required.

As of December 31, 2010, we had $23 million in acquired intangible assets, of which $19 million represented acquired distribution networks. These assets are susceptible to changes in fair value due to a decrease in the historical or projected cash flows from the use of the asset, which may be negatively impacted by economic trends. A decline in the cash flows generated by these assets, such as the revenue we are able to generate through our distribution network, may result in future impairment charges.

As of December 31, 2010, we had $82 million in acquired goodwill, $78 million of which is assigned to our Modular Vision Systems Division and $4 million of which is assigned to our Surface Inspection Systems Division. The fair value of goodwill is susceptible to changes in the fair value of the reporting segments in which the goodwill resides, and therefore, a decline in our market capitalization or cash flows relative to the net book value of our segments may result in future impairment charges.

If we determine that any of these investments, acquired intangible assets, or goodwill is impaired, we would be required to take a related charge to earnings that could have a material adverse effect on our results of operations.

We may have additional tax liabilities, which could adversely affect out operating results and financial condition.

We are subject to income taxes in the United States, as well as numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. We are regularly under audit by tax authorities. Although we believe our tax positions are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in our financial statements and could have a material adverse effect on our income tax provision, net income, or cash flows in the period in which the determination is made.

ITEM 1B: UNRESOLVED STAFF COMMENTS

There are no unresolved SEC staff comments as of the date of this report.

ITEM 2: PROPERTIES

In 1994, Cognex purchased and renovated a 100,000 square-foot building located in Natick, Massachusetts that serves as our corporate headquarters. In 1997, Cognex completed construction of a 50,000 square-foot addition to this building. In 2009, the Company renovated space in this building to establish a distribution center for its customers in the Americas.

In 1995, Cognex purchased an 83,000 square-foot office building adjacent to our corporate headquarters. This building is currently occupied by a tenant whose lease agreement expires in 2017. Cognex also uses a portion of this space for storage, product demonstrations, and Company events. A portion of this space is currently unoccupied.

In 1997, Cognex purchased a three and one-half acre parcel of land adjacent to our corporate headquarters. This land is being held for future expansion.

In 2007, Cognex purchased a 19,000 square-foot building adjacent to our corporate headquarters. This building is currently occupied by tenants who have lease agreements that expire at various dates through 2015.

Cognex conducts certain of its operations in leased facilities. These lease agreements expire at various dates through 2016. Certain of these leases contain renewal options, retirement obligations, escalation clauses, rent holidays, and leasehold improvement incentives.

ITEM 3: LEGAL PROCEEDINGS

In May 2008, Microscan Systems, Inc. filed a complaint against the Company in the United States District Court for the Western District of Washington alleging infringement of U.S. Patent No. 6.105.869 owned by Microscan Systems, Inc. The complaint alleges that certain of the Company's DataMan 100 and 700 series products infringe the patent in question. In November 2008, the Company filed an answer and counterclaim alleging that the Microscan patent was invalid and not infringed, and asserting a claim for infringement of U.S. Patent No. 6.636.298. Following a court-ordered mediation in September 2010, the parties agreed to a confidential settlement of this matter prior to trial. This settlement was not material to the Company's financial results and the matter is now closed.

In May 2008, the Company filed a complaint against MvTec Software GmbH, MvTec LLC, and Fuji America Corporation in the United States District Court for the District of Massachusetts alleging infringement of certain patents owned by the Company. In April 2009 and again in June 2009, Defendant MvTec Software GmbH filed re-examination requests of the patents-at-issue with the United States Patent and Trademark Office. This matter is ongoing.

In May 2009, the Company pre-filed a complaint with the United States International Trade Commission (ITC) pursuant to Section 337 of the Tariff Act of 1930, as amended, 19 U.S.C. §1337, against MvTec Software GmbH, MvTec LLC, Fuji America, and several other respondents alleging unfair methods of competition and unfair acts in the unlawful importation into the United States, sale for importation, or sale within the United States after importation. By this filing, the Company requested the ITC to investigate the Company's contention that certain machine vision software, machine vision systems, and products containing the same infringe, and respondents directly infringe and/or actively induce and/or contribute to the infringement in the United States, of one or more of the Company's U.S. patents. In July 2009, the ITC issued an order that it would institute an investigation based upon the Company's assertions. In September 2009, the Company reached a settlement with two of the respondents, and in December 2009, the Company reached a settlement with five additional respondents. In March 2010, the Company reached a settlement with respondent Fuji Machine Manufacturing Co., Ltd. and its subsidiary Fuji America Corporation. These settlements did not have a material impact on the Company's financial results. An ITC hearing was held in May 2010. In July 2010, the Administrative Law Judge issued an initial determination finding two of the Company's patents invalid and that respondents did not infringe the patents-at-issue. In September 2010, the Commission issued a notice that it would review the initial determination of the Administrative Law Judge. The ITC issued its Final Determination in November 2010 in which it determined to modify-in-part and affirm-in-part the Administrative Law Judge's determination, and terminate the investigation with a finding of no violation of Section 337 of the Tariff Act of 1930 (as amended 19 U.S.C. §1337). The Company has filed an appeal of the decision with the United States Court of Appeals for the Federal Circuit.

The Company cannot predict the outcome of the above-referenced pending matters and an adverse resolution of these lawsuits could have a material adverse effect on the Company's financial position, liquidity, results of operations, and/or indemnification obligations. In addition, various other claims and legal proceedings generally incidental to the normal course of business are pending or threatened on behalf of or against the Company. While we cannot predict the outcome of these incidental matters, we believe that any liability arising from them will not have a material adverse effect on our financial position, liquidity, or results of operations.

ITEM 4: REMOVED AND RESERVED

ITEM 4A: EXECUTIVE OFFICERS AND OTHER MEMBERS OF THE MANAGEMENT TEAM OF THE REGISTRANT

The following table sets forth the names, ages, and titles of Cognex's executive officers as of December 31, 2010:

Name	Age	Title
Robert J. Shillman	64	Chief Executive Officer and Chairman of the Board of Directors
Robert J. Willett	43	President and Chief Operating Officer
Richard A. Morin	61	Executive Vice President of Finance and Administration, Chief Financial Officer, and Treasurer

Executive officers are elected annually by the Board of Directors. There are no family relationships among the directors and executive officers of the Company.

Messrs. Shillman and Morin have been employed by Cognex in their present capacities for no less than the past five years.

Mr. Willett joined the Company in June 2008 as President of the Modular Vision Systems Division (MVSD). In early 2010, Mr. Willett was promoted to President and Chief Operating Officer. Mr. Willett came to Cognex from Danaher Corporation, a diversified manufacturer of industrial controls and technologies, where he served as Vice President of Business Development and Innovation for the Product Identification Business Group. Prior to that, Mr. Willett was President of Videojet Technologies, a leader in coding and marking products, which is a subsidiary of Danaher. Mr. Willett also served as Chief Executive Officer of Willett International Ltd., a privately-owned coding and marking company which was sold to Danaher in 2003 and merged with Videojet. He holds a Bachelor of Arts degree from Brown University and a Masters in Business Administration from Yale University.

PART II

ITEM 5: MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on The NASDAQ Stock Market LLC, under the symbol CGNX. As of January 31, 2011, there were approximately 600 shareholders of record of the Company's common stock. The Company believes the number of beneficial owners of the Company's common stock on that date was substantially greater.

The high and low sales prices of the Company's common stock as reported by the NASDAQ Stock Market for each quarter in 2010 and 2009 were as follows:

	First	Second	Third	Fourth
2010				
High	$19.81	$22.59	$27.40	$31.63
Low	16.17	16.99	16.76	25.89
2009				
High	$15.30	$14.85	$17.87	$18.17
Low	9.46	12.41	13.58	15.64

The Company declared and paid a cash dividend of $0.15 per share in the first quarter of 2009. The quarterly dividend was reduced to $0.05 per share in the second, third, and fourth quarters of 2009, and the first quarter of 2010. The quarterly dividend increased to $0.06 in the second and third quarters of 2010, and to $0.08 in the fourth quarter of 2010. Future dividends will be declared at the discretion of the Company's Board of Directors and will depend upon such factors as the Board deems relevant, including, among other things, the Company's ability to generate positive cash flows from operations.

In April 2008, the Company's Board of Directors authorized the repurchase of $50,000,000 of the Company's common stock. As of December 31, 2010, the Company had repurchased 1,038,797 shares at a cost of $20,000,000 under this program. The Company did not purchase any shares under this program during 2010 or 2009. The Company may repurchase shares under this program in future periods depending upon a variety of factors, including, among other things, the stock price, share availability, and cash reserve requirements.

The following table sets forth information with respect to purchases by the Company of shares of its common stock during the periods indicated:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 4 – October 31, 2010	-	-	-	$30,000,000
November 1 – November 28, 2010	-	-	-	$30,000,000
November 29 – December 31, 2010	-	-	-	$30,000,000
Total	-	-	-	$30,000,000

Set forth below is a line graph comparing the annual percentage change in the cumulative total shareholder return on the Company's common stock, based upon the market price of the Company's common stock, with the total return on companies within the Nasdaq Composite Index and the Research Data Group, Inc. Nasdaq Lab Apparatus & Analytical, Optical, Measuring & Controlling Instrument (SIC 3820-3829 US Companies) Index (the "Nasdaq Lab Apparatus Index"). The performance graph assumes an investment of $100 in each of the Company and the two indices, and the reinvestment of any dividends. The historical information set forth below is not necessarily indicative of future performance. Data for the Nasdaq Composite Index and the Nasdaq Lab Apparatus Index was provided to the Company by Research Data Group, Inc.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Cognex Corporation, The NASDAQ Composite Index
And NASDAQ Stocks (SIC 3820-3829 U.S. Companies) Lab Apparatus & Analyt, Opt, Measuring, and Controlling Instr


$200
$150
$100
$50
$0
12/2005
12/2006
12/2007
12/2008
12/2009
12/2010
126
126
107

—■— Cognex Corporation

—◆— NASDAQ Composite

---▲--- NASDAQ Stocks (SIC 3820-3829 U.S. Companies) Lab Apparatus & Analyt,Opt, Measuring, and Controlling Instr

* $100 invested on 12/31/05 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

	12/2005	12/2006	12/2007	12/2008	12/2009	12/2010
Cognex Corporation	100.00	80.20	68.87	51.96	63.69	107.03
NASDAQ Composite	100.00	111.74	124.67	73.77	107.12	125.93
NASDAQ Stocks	100.00	106.36	117.23	67.11	90.21	126.03

(SIC 3820-3829 U.S. Companies) Lab Apparatus & Analyt, Opt, Measuring, and Controlling Instr

ITEM 6: SELECTED FINANCIAL DATA

	Year Ended December 31,				
	2010	2009	2008	2007	2006
		(In thousands, except per share amounts)			
Statement of Operations Data:					
Revenue	**$290,691**	$175,727	$242,680	$225,683	$238,318
Cost of revenue (1)	**77,588**	56,387	68,427	64,350	64,838
Gross margin	**213,103**	119,340	174,253	161,333	173,480
Research, development, and engineering expenses (1)	**33,080**	31,132	36,262	33,384	32,332
Selling, general, and administrative expenses (1)	**104,235**	96,350	112,629	99,813	96,675
Restructuring charges	**75**	4,526	258	-	-
Operating income (loss)	**75,713**	(12,668)	25,104	28,136	44,473
Nonoperating income	**390**	2,292	10,264	7,986	6,104
Income (loss) from continuing operations before income tax expense (benefit)	**76,103**	(10,376)	35,368	36,122	50,577
Income tax expense (benefit) on continuing operations	**14,722**	(5,507)	4,869	8,575	10,549
Income (loss) from continuing operations	**61,381**	(4,869)	30,499	27,547	40,028
Loss from operations of discontinued business, net of tax	**-**	-	(3,224)	(648)	(173)
Net income (loss)	**$ 61,381**	$ (4,869)	$ 27,275	$ 26,899	$ 39,855
Basic earnings (loss) per weighted-average common share:					
Income (loss) from continuing operations	**$ 1.54**	$ (0.12)	$ 0.74	$ 0.63	$ 0.88
Loss from discontinued operations	**$ 0.00**	$ 0.00	$ (0.08)	$ (0.01)	$ (0.01)
Net income (loss)	**$ 1.54**	$ (0.12)	$ 0.66	$ 0.62	$ 0.87
Diluted earnings (loss) per weighted-average common and common-equivalent share:					
Income (loss) from continuing operations	**$ 1.52**	$ (0.12)	$ 0.73	$ 0.63	$ 0.86
Loss from discontinued operations	**$ 0.00**	$ 0.00	$ (0.07)	$ (0.02)	$ (0.01)
Net income (loss)	**$ 1.52**	$ (0.12)	$ 0.66	$ 0.61	$ 0.85
Weighted-average common and common equivalent shares outstanding:					
Basic	**39,924**	39,659	41,437	43,725	45,559
Diluted	**40,297**	39,659	41,554	44,063	46,648
Cash dividends per common share	**$ 0.25**	$ 0.30	$ 0.47	$ 0.34	$ 0.33
(1) Amounts include stock-based compensation expense, as follows:					
Cost of revenue	**$ 278**	$ 774	$ 1,116	$ 1,215	$ 1,596
Research, development, and engineering	**1,020**	2,163	3,067	3,239	3,627
Selling, general, and administrative	**1,729**	6,286	6,048	7,261	8,401
Total stock-based compensation expense	**$ 3,027**	$ 9,223	$ 10,231	$ 11,715	$ 13,624

	December 31,				
	2010	2009	2008	2007	2006
			(In thousands)		
Balance Sheet Data:					
Working capital	**$224,573**	$210,674	$213,374	$269,528	$266,647
Total assets	**533,104**	439,869	474,047	539,546	528,651
Long-term debt	**-**	-	-	-	-
Shareholders' equity	**473,311**	394,448	413,075	476,365	473,850

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Certain statements made in this report, as well as oral statements made by the Company from time to time, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers can identify these forward-looking statements by our use of the words "expects," "anticipates," "estimates," "believes," "projects," "intends," "plans," "will," "may," "shall," "could," "should," and similar words and other statements of a similar sense. These statements are based upon our current estimates and expectations as to prospective events and circumstances, which may or may not be in our control and as to which there can be no firm assurances given. These forward-looking statements, which include statements regarding business and market trends, future financial performance, customer order rates, and growth and strategic plans, involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include: (1) current and future conditions in the global economy; (2) the cyclicality of the semiconductor and electronics industries; (3) the inability to penetrate new markets; (4) the inability to achieve significant international revenue; (5) fluctuations in foreign currency exchange rates; (6) the loss of a large customer; (7) the inability to attract and retain skilled employees; (8) the reliance upon key suppliers to manufacture and deliver critical components for our products; (9) the failure to effectively manage product transitions or accurately forecast customer demand; (10) the inability to design and manufacture high-quality products; (11) the technological obsolescence of current products and the inability to develop new products; (12) the failure to properly manage the distribution of products and services; (13) the inability to protect our proprietary technology and intellectual property; (14) our involvement in time-consuming and costly litigation; (15) the impact of competitive pressures; (16) the challenges in integrating and achieving expected results from acquired businesses; (17) potential impairment charges with respect to our investments or for acquired intangible assets or goodwill; and (18) exposure to additional tax liabilities. The foregoing list should not be construed as exhaustive and we encourage readers to refer to the detailed discussion of risk factors included in Part I – Item 1A of this Annual Report on Form 10-K. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company disclaims any obligation to subsequently revise forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date such statements are made.

EXECUTIVE OVERVIEW

Cognex Corporation is a leading worldwide provider of machine vision products that capture and analyze visual information in order to automate tasks, primarily in manufacturing processes, where vision is required. Our Modular Vision Systems Division (MVSD) specializes in machine vision systems that are used to automate the manufacture of discrete items, while our Surface Inspection Systems Division (SISD) specializes in machine vision systems that are used to inspect the surfaces of materials processed in a continuous fashion.

In addition to product revenue derived from the sale of machine vision systems, the Company also generates revenue by providing maintenance and support, training, consulting, and installation services to its customers. Our customers can be classified into three primary markets: factory automation, semiconductor and electronics capital equipment, and surface inspection.

- Factory automation customers purchase Cognex vision products and incorporate them into their manufacturing processes. Virtually every manufacturer can achieve better quality and manufacturing efficiency by using machine vision, and therefore, this segment includes a broad base of customers across a variety of industries, including automotive, consumer electronics, food and beverage, health and beauty, medical devices, packaging, pharmaceutical, and solar. The factory automation market also includes customers who purchase Cognex vision products for use outside of the assembly process, such as using ID products in logistics automation for package sorting and distribution. Sales to factory automation customers represented approximately 69% of total revenue in 2010, compared to 70% of total revenue in 2009.

- Semiconductor and electronics capital equipment manufacturers purchase Cognex vision products and integrate them into the automation equipment that they manufacture and then sell to their customers to either make semiconductor chips or assemble printed circuit boards. Demand from these capital equipment manufacturers has historically been highly cyclical, with periods of investment followed by downturn. Sales to semiconductor and electronics capital equipment manufacturers represented approximately 16% of total revenue in 2010, compared to 9% of total revenue in 2009.

- Surface inspection customers are manufacturers of materials processed in a continuous fashion, such as metals, paper, non-wovens, plastics, and glass. These customers need sophisticated machine vision to detect, classify, and analyze defects on the surfaces of those materials as they are being processed at high speeds. Surface inspection sales represented approximately 15% of total revenue in 2010, compared to 21% of total revenue in 2009.

Revenue for the year ended December 31, 2010 totaled $290,691,000, representing an increase of 65% over the prior year when the Company's business was adversely impacted by the worldwide economic slowdown. During the slowdown, the Company continued to invest in strategic areas intended to grow factory automation revenue and as a result, demand for the Company's factory automation products was at a record level during the fourth quarter of 2010 and the full year of 2010. The higher revenue contributed to a gross margin of 73% of revenue for the year ended December 31, 2010, compared to 68% of revenue in the same period in 2009. Operating expenses increased by $5,382,000 over the prior year due primarily to expenses associated with the revenue growth, such as higher sales commissions, company bonus accruals, and marketing and promotional expenses. These expense increases were offset by lower stock-based compensation expense, as well as restructuring and intangible asset impairment charges in 2009. The incremental revenue achieved in 2010 provided substantial leverage on the Company's profitability. As a result, the Company was able to generate an operating profit of $75,713,000 in 2010, compared to an operating loss of $12,668,000 in 2009.

The following table sets forth certain consolidated financial data as a percentage of revenue:

	Year ended December 31,		
	2010	2009	2008
Revenue	**100%**	100%	100%
Cost of revenue	**27**	32	28
Gross margin	**73**	68	72
Research, development, and engineering expenses	**11**	18	15
Selling, general, and administrative expenses	**36**	54	47
Restructuring charges	**-**	3	-
Operating income (loss)	**26**	(7)	10
Nonoperating income	**-**	1	5
Income (loss) from continuing operations before income tax expense (benefit)	**26**	(6)	15
Income tax expense (benefit) on continuing operations	**5**	(3)	2
Income (loss) from continuing operations	**21**	(3)	13
Loss from operations of discontinued business, net of tax	**-**	-	2
Net income (loss)	**21%**	(3)%	11%

RESULTS OF OPERATIONS

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Revenue

Revenue for the year ended December 31, 2010 increased by $114,964,000, or 65%, from the prior year due to higher sales in all of the Company's primary markets. A stronger U.S. Dollar relative to the Euro, on average, in 2010 compared to 2009, resulted in lower revenue, as sales denominated in Euros were translated to U.S. Dollars. This impact was offset, however, by the favorable impact on revenue of a weaker U.S. Dollar relative to the Japanese Yen.

Factory Automation Market

Sales to manufacturing customers in the factory automation market, which are included in the Company's MVSD segment, represented 69% of total revenue in 2010 compared to 70% of total revenue in 2009. Sales to these customers increased by $76,303,000, or 62%, from the prior year. Revenue in 2009 included $4,400,000 related to an arrangement with a single customer for which product was shipped in 2007 and 2008, but revenue was deferred until the final unit was delivered in the first quarter of 2009. Revenue in 2010 included $6,500,000 related to an arrangement with another customer for which the work was performed over the prior four years, but revenue was deferred until the final obligation was completed in the fourth quarter of 2010. In addition, revenue in 2010 included $2,505,000 related to the adoption of new revenue recognition rules (refer to Note 1 to the Consolidated Financial Statements in Part II – Item 8 of this Annual Report on Form 10-K) that would have been deferred under the previous guidance. Excluding the recognition of the revenue noted above, sales to these customers increased by $71,698,000, or 60%, from the prior year. Management believes that excluding this revenue from the growth in factory automation sales allows investors to more accurately assess business trends.

Revenue levels in 2009 were adversely impacted by the worldwide economic slowdown that first began to affect the Company's business in the third quarter of 2008. During the slowdown, the Company continued to invest in developing and marketing new factory automation products and expanding its global factory automation sales force and partner network. Demand for the Company's factory automation products increased sequentially in each quarter of 2010 and was at a record level during the fourth quarter of 2010. The largest dollar increases year over year were experienced in the Americas and Europe, where the Company has a broad base of factory automation customers. The largest percentage increases were experienced in Japan, where the Company has invested in a partnership with Mitsubishi Electric Corporation to help grow its factory automation business in this region, and in Southeast Asia, where the Company has expanded its sales and support infrastructure, particularly in China, in order to access more of the machine vision market for this high-potential region. Although management expects continued growth in the factory automation market in 2011, we do not expect the high rate of growth experienced in 2010, when our business was recovering from the worldwide economic slowdown.

Semiconductor and Electronics Capital Equipment Market

Sales to customers who make automation equipment for the semiconductor and electronics industries, which are included in the Company's MVSD segment, represented 16% of total revenue in 2010 compared to 9% of total revenue in 2009. Sales to these customers increased by $31,828,000, or 208%, from the prior year. Geographically, revenue increased most significantly in Japan where many of the Company's semiconductor and electronics capital equipment customers are located. The adoption of the new revenue recognition rules (refer to Note 1 to the Consolidated Financial Statements in Part II – Item 8 of this Annual Report on Form 10-K) did not have a material impact on revenue from these customers in 2010.

Although revenue levels were significantly higher than the prior year, business in this market in 2009 was adversely impacted by the worldwide economic slowdown. Furthermore, demand in this market has declined sequentially in each quarter since the second quarter of 2010. This business continues to be impacted by the shift to software-only products, which have higher gross margins but average lower selling prices than a complete vision system with embedded hardware. The semiconductor and electronics capital equipment market has historically been highly cyclical and management has limited visibility regarding future order levels from these customers.

Surface Inspection Market

Sales to surface inspection customers, which comprise the Company's SISD segment, represented 15% of total revenue in 2010 compared to 21% of total revenue in 2009. Revenue from these customers increased by $6,833,000, or 19%, from the prior year. In addition, surface inspection revenue increased on a sequential basis in each quarter of 2010 and was at a record level during the fourth quarter of 2010. This increase can be attributed to overall growth in the segment's base business, the SmartView® product line, as well as incremental revenue earned as a result of the Company's acquisition and development of the SmartAdvisor™ product line (refer to Note 20 to the Consolidated Financial Statements in Part II – Item 8 of this Annual Report on Form 10-K). However, due to the relatively large average order values at SISD, the revenue reported for sales to surface inspection customers in each quarter can vary depending upon the timing of customer orders, system deliveries, and installations, as well as the impact of revenue deferrals. The adoption of the new revenue recognition rules (refer to Note 1 to the Consolidated Financial Statements in Part II – Item 8 of this Annual Report on Form 10-K) did not have a material impact on revenue from these customers in 2010.

Product Revenue

Product revenue increased by $105,084,000, or 66%, from the prior year due to a significantly higher volume of vision systems sold, slightly offset by lower average selling prices, as the Company introduced new products at lower price points. A higher percentage of revenue from the sale of software-only products, which have relatively low selling prices, also contributed to the decrease in average selling prices from the prior year. Product revenue in 2009 included $4,400,000 related to an arrangement with a single customer for which product was shipped during 2007 and 2008, but revenue was deferred until the final unit was delivered in the first quarter of 2009.

Service Revenue

Service revenue, which is derived from the sale of maintenance and support, education, consulting, and installation services, increased by $9,880,000, or 57%, from the prior year. In 2010, this revenue included $6,500,000 related to an arrangement with a single customer for which the work was performed over the prior four years, but revenue was deferred until the final obligation was completed in the fourth quarter of 2010. The remaining increase was due primarily to higher revenue from maintenance and support arising from a higher level of spare part sales and repair services, as well as higher revenue from consulting and installation services. Service revenue decreased as a percentage of total revenue to 9% in 2010 from 10% in 2009.

Gross Margin

Gross margin as a percentage of revenue was 73% for 2010 compared to 68% for 2009. This increase was primarily due to higher MVSD product margins and a higher percentage of total revenue from the sale of modular vision systems, which have higher margins than the sale of surface inspection systems.

MVSD Margin

MVSD gross margin as a percentage of revenue was 78% in 2010 compared to 74% in 2009. In 2010, MVSD margin included $6,500,000 of revenue from a customer arrangement with a 51% margin, which decreased the MVSD margin by one percentage point, while in 2009, MVSD margin included $4,400,000 of revenue from a customer arrangement with a 92% margin, which increased the MVSD margin by one percentage point. Excluding the recognition of these specific customer arrangements, the MVSD gross margin as a percentage of revenue was 79% in 2010 compared to 73% in 2009. The increase in MVSD margin was primarily due to higher product margins resulting from improved absorption of manufacturing overhead costs, relatively flat new product introduction costs spread over a higher revenue base, and lower provisions for excess and obsolete inventory. A higher percentage of revenue from the sale of software-only products, which have relatively high margins, also contributed to the increase in product margin from the prior year.

SISD Margin

SISD gross margin as a percentage of revenue was 44% in 2010 compared to 46% in 2009. The decrease in SISD margin was primarily due to a shift in mix of sales to lower-margin paper sales, higher discounting of products in response to competitive market pressures, and costs incurred in 2010 to start up a manufacturing operation in China. Although the Company achieved cost savings from the closure of its Kuopio, Finland facility late in 2009, certain of the manufacturing positions that were terminated in Finland were replaced at the division's headquarters in Alameda, California, resulting in minimal impact on the SISD margin.

Product Margin

Product gross margin as a percentage of revenue was 77% in 2010 compared to 72% in 2009. This increase was primarily due to higher MVSD product margins as described above, as well as a higher percentage of total revenue from the sale of modular vision systems, which have higher margins than the sale of surface inspection systems.

Service Margin

Service gross margin as a percentage of revenue was 41% in 2010 compared to 35% in 2009. This increase was primarily due to a shift in mix to higher-margin spare parts, repair, and consulting services, as well as improvements in product ease of use that resulted in lower technical support costs. Consulting services included $6,500,000 of revenue from a single customer arrangement recorded in 2010 with a margin of 51%.

Operating Expenses

Research, Development, and Engineering Expenses

Research, development, and engineering (RD&E) expenses in 2010 increased by $1,948,000, or 6%, from the prior year. MVSD RD&E expenses increased by $1,821,000, or 7%, and SISD RD&E expenses increased $127,000, or 4%.

The table below details the $1,821,000 net increase in MVSD RD&E in 2010:

MVSD RD&E balance in 2009	$27,936
Stock-based compensation expense	(1,068)
Company bonus accruals	2,052
Vacation	645
Other	192
MVSD RD&E balance in 2010	**$29,757**

The lower stock-based compensation expense was due to the declining trend in the number of options granted, the accelerated expense taken in the fourth quarter of 2009 related to unvested options tendered by employees in the Company's cash tender offer for certain underwater stock options, and higher estimated forfeiture rates in 2010. These savings were offset by the impact of stock options that were granted late in the second quarter of 2010 as part of the Company's annual program. In addition, expenses increased as a result of company bonus accruals recorded during 2010 as the Company returned to profitability and higher vacation expense in 2010 as the Company did not continue the mandatory shutdown programs employed in 2009.

Although a work force reduction in the second quarter of 2009, primarily in the United States, reduced personnel-related costs in 2009, the Company increased RD&E headcount in strategic areas in 2010 due to the improved business climate, resulting in relatively flat personnel-related costs year over year. The majority of the headcount increase was in lower-cost regions, such as Hungary.

The increase in SISD RD&E expenses for 2010 was due to company bonus accruals recorded in 2010 ($149,000) and increased materials costs related to product development efforts ($136,000). These higher expenses were offset by lower personnel-related costs due to the closure of the division's Kuopio, Finland facility late in 2009 ($240,000).

RD&E expenses as a percentage of revenue were 11% and 18% in 2010 and 2009, respectively. We believe that a continued commitment to RD&E activities is essential in order to maintain or achieve product leadership with our existing products and to provide innovative new product offerings. Therefore, we expect to continue to make significant RD&E investments in the future in strategic areas, such as the ID products business and the further development of a "Vision System on a Chip." In addition, we consider our ability to accelerate time to market for new products critical to our revenue growth. Although we target our RD&E spending to be between 10% and 15% of total revenue, this percentage is impacted by revenue levels.

Selling, General, and Administrative Expenses

Selling, general, and administrative (SG&A) expenses in 2010 increased by $7,885,000, or 8%, from the prior year. MVSD SG&A expenses increased by $3,520,000, or 5%, while SISD SG&A expenses were relatively flat. Corporate expenses that are not allocated to either division increased by $4,320,000, or 38%.

The table below details the $3,520,000 net increase in MVSD SG&A in 2010:

MVSD SG&A balance in 2009	$73,752
Stock-based compensation expense	(4,437)
Intangible asset impairment	(1,000)
Sales commissions	4,875
Marketing and promotional expenses	2,166
Company bonus accruals	2,023
Other	(107)
MVSD SG&A balance in 2010	**$77,272**

The lower stock-based compensation expense was due to the declining trend in the number of options granted, the accelerated expense taken in the fourth quarter of 2009 related to unvested options tendered by employees, higher estimated forfeiture rates in 2010, and higher credits related to forfeited options in 2010. These savings were offset by the impact of stock options that were granted late in the second quarter of 2010 as part of the Company's annual program. A $1,000,000 intangible asset impairment charge in the first quarter of 2009 (refer to Note 6 to the Consolidated Financial Statements in Part II – Item 8 of this Annual Report on Form 10-K) also contributed to the decrease in SG&A expenses. Offsetting these savings were higher sales commissions related to the increase in revenues over the prior year, higher spending on marketing and promotional expenses intended to grow factory automation revenue, and company bonus accruals recorded during 2010 as the Company returned to profitability.

Although a work force reduction in the second quarter of 2009 reduced personnel-related costs in 2009, the Company increased SG&A headcount in strategic areas in 2010 due to the improved business climate, resulting in relatively flat personnel-related costs year over year. The majority of this headcount increase was in lower-cost regions, such as China.

There were no significant changes to SISD SG&A expenses from the prior year.

The increase in corporate expenses was due to higher legal fees primarily related to patent-infringement actions ($1,463,000 — refer to Note 9 to the Consolidated Financial Statements in Part II – Item 8 of this Annual Report on Form 10-K), company bonus accruals recorded in 2010 ($1,629,000), and higher tax service fees related to the settlement of the Competent Authority tax case with Japan ($312,000 – refer to Note 15 to the Consolidated Financial Statements in Part II – Item 8 of this Annual Report on Form 10-K). In addition, a majority of the remaining increase is due to expenses for the Company's President, which were transferred from MVSD into the corporate group upon his promotion in January 2010, as he is now responsible for both divisions.

Restructuring Charges

November 2008

In November 2008, the Company announced the closure of its MVSD facility in Duluth, Georgia. The $12,000 balance in this restructuring accrual as of December 31, 2009 was paid in the first quarter of 2010, thereby concluding this restructuring program.

April 2009

In April 2009, the Company implemented a variety of cost-cutting measures at MVSD intended to more closely align the Company's cost structure with the lower levels of business at that time. Of the $16,000 balance in this restructuring accrual as of December 31, 2009, $4,000 was reversed in the first quarter of 2010, $8,000 was paid in the first quarter of 2010, and $4,000 was paid in the second quarter of 2010, thereby concluding this restructuring program.

September 2009

On October 1, 2009, which was part of the Company's fiscal September, the Company announced the closure of its SISD facility in Kuopio, Finland to achieve cost savings and production efficiencies. This SISD facility included a system assembly and integration team, a spare parts depot, and an engineering group dedicated to supporting the Company's SISD products, as well as finance and support staff.

The restructuring charge from these actions was $584,000, all of which has been recorded to date and included in "Restructuring charges" on the Consolidated Statements of Operations in the SISD reporting segment. The following table summarizes this restructuring plan (in thousands):

	Cumulative Amount Incurred through December 31, 2010	Incurred in Year Ended December 31, 2010
One-time termination benefits	$365	$ 63
Contract termination costs	153	(13)
Other associated costs	66	29
	$584	**$ 79**

One-time termination benefits included salary, which the Company was obligated to pay over the legal notification period, and severance for eight employees who were terminated. A liability for the termination benefits of those employees who were not retained to render service beyond the legal notification period was measured and recognized at the communication date. A liability for the termination benefits of those employees who were retained to render service beyond the legal notification period was measured initially at the communication date but was recognized over the future service period. Contract termination costs included rental payments for the Kuopio, Finland facility during the periods for which the Company did not receive an economic benefit, as well as lease cancellation costs. The costs related to rental payments were recognized in the fourth quarter of 2009 when the Company ceased using the facility. Lease cancellation costs had been recorded based upon management's estimates of those costs; however, a final settlement was recognized in the third quarter of 2010 when negotiations with the landlord concluded. Other associated costs included legal costs related to the employee termination actions and lease negotiations, as well as travel and transportation expenses between Kuopio and other Cognex locations related to the closure of the facility. These costs were recognized when the services were performed.

The following table summarizes the activity in the Company's restructuring reserve related to the closure of the Finland facility, which is included in "Accrued expenses" on the Consolidated Balance Sheets (in thousands):

	One-time Termination Benefits	Contract Termination Costs	Other Associated Costs	Total
Balance as of December 31, 2009	$ 113	$ 153	$ -	$ 266
Restructuring charges	63	-	29	92
Cash payments	(176)	(140)	(29)	(345)
Restructuring adjustments	-	(13)	-	(13)
Balance as of December 31, 2010	$ -	$ -	$ -	$ -

Nonoperating Income (Expense)

The Company recorded foreign currency losses of $328,000 and $1,265,000 in 2010 and 2009, respectively. The foreign currency fluctuations in each period resulted primarily from the revaluation and settlement of accounts receivable and intercompany balances that are reported in one currency and collected in another. In the second half of 2010, the Company began to record Yen-denominated accounts receivable on the books of its Japanese subsidiary, while in prior periods, these receivables were translated into Euros on the books of its Irish subsidiary, resulting in foreign currency gains or losses that the Company is no longer exposed to. Although the foreign currency exposure of accounts receivable is largely mitigated through the use of forward contracts, this program depends upon forecasts of sales and collections, and therefore, gains or losses on the underlying receivables may not perfectly offset losses or gains on the contracts.

Investment income in 2010 decreased by $764,000, or 35%, from the prior year. The decrease was primarily due to declining coupon rates on the Company's portfolio of debt securities. Beginning in the second quarter of 2010, the Board of Directors approved a change to the Company's investment policy to allow management to invest excess cash accumulated in the Company's international entities in debt securities. This change is expected to contribute to higher investment income in future periods.

The Company recorded other expense of $703,000 in 2010 compared to income of $1,372,000 in 2009. The Company recorded $2,003,000 of other income in the first quarter of 2009 upon the expiration of the applicable statute of limitations relating to a tax holiday, during which time the Company collected value-added taxes from customers that were not required to be remitted to the government authority. Other income (expense) also includes rental income, net of associated expenses, from leasing buildings adjacent to the Company's corporate headquarters. For a majority of 2010, these buildings were partially unoccupied.

Income Tax Expense (Benefit) on Continuing Operations

The Company's effective tax rate on continuing operations was a provision of 19% in 2010, compared to a benefit of 53% in 2009.

The effective tax rate for 2010 included the impact of the following discrete events: (1) a decrease in tax expense of $462,000 from the settlement of the Competent Authority case with Japan, (2) a decrease in tax expense of $151,000 from the final true-up of the prior year's tax accrual upon filing the actual tax returns, (3) a decrease in tax expense of $124,000 from the receipt of a state refund, and (4) a decrease in tax expense of $105,000 from the expiration of the statutes of limitations for certain reserves for income tax uncertainties. These discrete tax events changed the effective tax rate in 2010 from a provision of 20% to a provision of 19%.

The effective tax rate for 2009 included the impact of the following discrete events: (1) a decrease in tax expense of $3,150,000 from the expiration of the statutes of limitations for certain reserves for income tax uncertainties, (2) a decrease in tax expense of $406,000 from the receipt of a state refund, and (3) a decrease in tax expense of $51,000 from the final true-up of the prior year's tax accrual upon filing the actual tax returns and other year-end adjustments, partially offset by (4) an increase in tax expense of $72,000 from the write-off of certain foreign tax credits. These discrete events changed the effective tax rate in 2009 from a benefit of 19% to a benefit of 53%.

The Company's effective tax rate excluding discrete events increased from a benefit of 19% of the Company's pre-tax loss in 2009 to a provision of 20% of the Company's pre-tax income in 2010 due to more of the Company's profits being earned in higher tax jurisdictions.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenue

Revenue for the year ended December 31, 2009 decreased by $66,953,000, or 28%, from the prior year due to lower sales to customers in the factory automation and semiconductor and electronics capital equipment markets. Changes in foreign currency exchange rates had little impact on total revenue for the full year 2009 compared to 2008. A stronger U.S. Dollar relative to the Euro, on average, in 2009 compared to 2008 contributed to lower revenue, as sales denominated in Euros were translated to U.S. Dollars. This impact was offset, however, by the favorable impact on revenue of a weaker U.S. Dollar relative to the Japanese Yen.

Factory Automation Market

Sales to manufacturing customers in the factory automation area, which are included in the Company's MVSD segment, represented 70% of total revenue in 2009 compared to 68% of total revenue in 2008. Sales to these customers decreased by $42,169,000, or 25%, from the prior year. Demand from the Company's factory automation customers in 2009 was affected by the worldwide economic slowdown, which first began to impact the Company's orders from these customers in the third quarter of 2008. While factory automation sales declined from the prior year in all of the Company's major geographic regions, the largest dollar decreases were experienced in Europe and the United States where the Company has a broad base of factory automation customers.

Semiconductor and Electronics Capital Equipment Market

Sales to customers who make automation equipment for the semiconductor and electronics industries, which are included in the Company's MVSD segment, represented 9% of total revenue in 2009 compared to 17% of total revenue in 2008. Sales to these customers in 2009 decreased by $25,134,000, or 62%, from the prior year due to industry cyclicality, as well as competitive market pressures. Geographically, revenue decreased most significantly in Japan where many of the Company's semiconductor and electronics capital equipment customers are located. In recent years, the competitive landscape in this market has changed, as price and flexibility of purchasing hardware from other vendors have become more important factors in our customers' purchasing decisions. To address this market change, the Company has introduced software-only products; however, the average selling price of these offerings is significantly lower than for a complete vision system, and therefore, we expect this trend to have a negative impact on our revenue in this market.

Surface Inspection Market

Sales to surface inspection customers, which comprise the Company's SISD segment, represented 21% of total revenue in 2009 compared to 15% of total revenue in 2008. Revenue from these customers increased by $350,000, or 1%, from the prior year.

Product Revenue

Product revenue in 2009 decreased by $64,864,000, or 29%, from the prior year primarily due to a lower volume of vision systems sold to customers in the factory automation and semiconductor and electronics capital equipment markets. Although average-selling prices declined from the prior year as the Company introduced new products at lower price points, including software-only products, the lower volume of units sold was the primary driver behind the decline in product revenue. Product revenue in the first quarter of 2009 included $4,400,000 related to an arrangement with a single customer for which product was shipped during 2007 and 2008, but revenue was deferred until the final unit was delivered in the first quarter of 2009.

Service Revenue

Service revenue, which is derived from the sale of maintenance and support, education, consulting, and installation services, in 2009 decreased by $2,089,000, or 11%, from the prior year primarily due to lower maintenance and support revenue. The lower maintenance and support revenue was partially offset by higher revenue from surface inspection installation services. Maintenance and support revenue has declined due to the introduction of new products and functionality that make vision easier to use and require less maintenance and support. Service revenue increased as a percentage of total revenue to 10% in 2009 from 8% in 2008.

Gross Margin

Gross margin as a percentage of revenue was 68% for 2009 compared to 72% for 2008. This decrease was primarily due to lower MVSD product margins, as described below, as well as a higher percentage of total revenue from the sale of surface inspection systems, which have lower margins than the sale of modular vision systems.

MVSD Margin

MVSD gross margin as a percentage of revenue was 74% in 2009 compared to 76% in 2008. The decrease in MVSD margin was primarily due to a lower product margin resulting from the impact of relatively flat new product introduction costs on a lower revenue base, as well as higher provisions for excess and obsolete inventory. These negative impacts were partially offset by the higher-than-average margin achieved on a $4,400,000 revenue arrangement recognized in the first quarter of 2009. This arrangement included the transfer of source code, as well as the delivery of product, which resulted in a higher selling price and a higher margin on the overall arrangement.

SISD Margin

SISD gross margin as a percentage of revenue was 46% in 2009 compared to 50% in 2008. The decrease in SISD margin was primarily due to higher discounting of products in response to competitive market pressures. A higher percentage of service revenue from installation services, which have lower margins than the sale of maintenance and support, spare parts, and repairs, also contributed to the decline in the SISD margin.

Product Margin

Product gross margin as a percentage of revenue was 72% in 2009 compared to 75% in 2008. This decrease was primarily due to the lower MVSD product margin as described above, as well as a higher percentage of total revenue from the sale of surface inspection systems, which have lower margins than the sale of modular vision systems. This decrease was partially offset by the higher-than-average margin achieved on a $4,400,000 revenue arrangement recognized in the first quarter of 2009.

Service Margin

Service gross margin as a percentage of revenue was 35% in 2009 compared to 38% in 2008. Although maintenance and support costs declined from the prior year due to improvements in product ease of use, service revenue declined at a greater rate.

Operating Expenses

Research, Development, and Engineering Expenses

Research, development, and engineering (RD&E) expenses in 2009 decreased by $5,130,000, or 14%, from the prior year. MVSD RD&E expenses decreased by $4,947,000, or 15%, and SISD RD&E expenses decreased $183,000, or 5%.

The decrease in MVSD RD&E expenses was due to lower company bonus accruals and lower stock-based compensation expense, as well as the favorable impact of changes in foreign currency exchange rates. The U.S. Dollar was stronger relative to the Euro in 2009 compared to 2008, resulting in lower RD&E costs when expenses of the Company's European operations were translated into U.S. Dollars. In November 2008 and again in April 2009, the Company implemented a number of cost-cutting measures intended to reduce expenses in response to lower revenue expectations. These measures included MVSD RD&E headcount reductions, primarily in the United States, which lowered the Company's personnel-related costs, such as salaries and fringe benefits. Other cost-cutting measures, including mandatory shutdown days in the third quarter and a lower Company contribution to employees' 401(k) plans in the second half of 2009, also lowered the Company's fringe benefit costs. In addition, tighter controls over spending resulted in lower expenses related to outside services and materials and supplies.

The table below illustrates the savings achieved in MVSD RD&E in 2009:

MVSD RD&E balance in 2008	$32,883
Headcount reductions	(1,861)
Stock-based compensation expense	(881)
Outside services, materials, and supplies	(574)
Fringe benefit costs	(529)
Foreign currency exchange rate changes	(409)
Company bonus accruals	(317)
Other	(376)
MVSD RD&E balance in 2009	**$27,936**

The decrease in SISD RD&E expenses was primarily due to lower outside services ($325,000), partially offset by an increase in personnel-related costs ($185,000).

Selling, General, and Administrative Expenses

Selling, general, and administrative (SG&A) expenses in 2009 decreased by $16,279,000, or 14%, from the prior year. MVSD SG&A expenses decreased by $14,355,000, or 16%, while SISD SG&A expenses decreased by $308,000, or 3%. Corporate expenses that are not allocated to either division decreased by $1,616,000, or 12%.

The decrease in MVSD SG&A expenses was due to the impact of cost-cutting measures implemented by the Company in November 2008 and again in April 2009 intended to reduce expenses in response to lower revenue expectations. These measures included headcount reductions across all regions, which lowered the Company's personnel-related costs, such as salaries, fringe benefits, commissions, and travel. In addition to lower spending related to headcount levels, travel decreased due to tighter controls over discretionary spending and lower air travel rates. Other reductions in discretionary spending included lower marketing and promotional expense, lower expenses related to the Company's sales kick-off meetings, and lower expenses related to outside services and materials and supplies. Lower amortization expense and impairment charges related to intangible assets, as well as the favorable impact of changes in foreign currency exchange rates also contributed to the decrease in expenses. These savings were partially offset by higher stock-based compensation expense primarily related to the expensing of unvested stock options that were tendered by employees in the fourth quarter of 2009, net of the impact of a declining trend in the number of stock options granted, as well as lower grant-date fair values.

The table below illustrates the savings achieved in MVSD SG&A in 2009:

MVSD SG&A balance in 2008	$88,107
Headcount reductions	(5,753)
Marketing and promotional expenses	(3,094)
Intangible asset impairment and amortization	(2,278)
Travel expenses	(1,274)
Outside services, materials, and supplies	(1,204)
Foreign currency exchange rate changes	(685)
Sales kick-off meetings	(609)
Stock-based compensation expense	1,254
Other	(712)
MVSD SG&A balance in 2009	**$73,752**

The decrease in SISD SG&A expenses was due to lower sales commissions ($301,000).

The decrease in corporate expenses was due to lower stock-based compensation expense ($979,000), company bonus accruals ($164,000), and tax services primarily related to tax audits in various jurisdictions ($494,000). In addition, fewer employees were dedicated to corporate activities in 2009 ($743,000) and travel was reduced ($383,000). These savings were partially offset by increased legal fees primarily for patent-infringement actions ($1,578,000).

Restructuring Charges

November 2008

In November 2008, the Company announced the closure of its facility in Duluth, Georgia, as a cost saving measure. This facility included a distribution center for MVSD customers located in the Americas, an engineering group dedicated to supporting the Company's MVSD Vision Systems products, and a sales training and support group, as well as a team of finance support staff. During the second quarter of 2009, this distribution center was consolidated into the Company's headquarters in Natick, Massachusetts, resulting in a single distribution center for MVSD customers located in the Americas. Although a portion of the engineering and sales training and support positions have been transferred to other locations, the majority of these positions, and all of the finance positions, have been eliminated.

The following table summarizes the spending under this restructuring plan (in thousands):

	Cumulative Amount Incurred through December 31, 2009	Incurred in Year Ended December 31, 2009
One-time termination benefits	$ 552	$298
Contract termination costs	372	372
Other associated costs	310	306
	$1,234	**$976**

One-time termination benefits included severance and retention bonuses for 31 employees who were terminated. Severance and retention bonuses for those employees who continued to work after the notification date were recognized over the service period. Contract termination costs primarily included rental payments for the Duluth, Georgia facility for periods subsequent to the date the distribution activities were transferred to Natick, Massachusetts, for which the Company did not receive an economic benefit. These contract termination costs were recognized in the second quarter of 2009 when the Company ceased using the Duluth, Georgia facility. Other associated costs primarily included travel and transportation expenses between Georgia and Massachusetts related to the closure of the Georgia facility and relocation costs related to employees transferred to other locations, as well as outplacement services for the terminated employees. These costs were recognized when the services were performed.

The following table summarizes the activity in the Company's restructuring reserve, which is included in "Accrued expenses" on the Consolidated Balance Sheets (in thousands):

	One-time Termination Benefits	Contract Termination Costs	Other Associated Costs	Total
Balance as of December 31, 2008	$ 207	$ -	$ -	$ 207
Restructuring charges	393	374	306	1,073
Cash payments	(505)	(372)	(294)	(1,171)
Restructuring adjustments	(95)	(2)	-	(97)
Balance as of December 31, 2009	$ -	$ -	$ 12	$ 12

Restructuring adjustments were primarily due to the forfeiture of one-time termination benefits, including severance and retention bonuses, by certain employees who voluntarily terminated their employment prior to the end of the communicated service period or who were retained as employees in another capacity. The impact of revisions to the service period for certain employees entitled to severance and retention bonuses was also included in the restructuring adjustment.

April 2009

In April 2009, the Company implemented a variety of cost-cutting measures, including a work force reduction and office closures, intended to more closely align the Company's cost structure with the lower levels of business resulting from worldwide economic conditions at that time. In addition to these restructuring actions, the Company also took other steps to cut expenses in 2009, including mandatory shutdown days, a lower Company contribution to employees' 401(k) plans, cuts in certain executive salaries, and decreases in discretionary spending.

The following table summarizes the spending under this restructuring plan (in thousands):

	Incurred In the Year Ended December 31, 2009
One-time termination benefits	$2,775
Contract termination costs	167
Other associated costs	103
	$3,045

One-time termination benefits included severance for 72 employees who were terminated. Severance for those employees who continued to work after the notification date was recognized over the service period. Contract termination costs included early cancellation penalties for offices closed prior to the end of the lease. These contract termination costs were recognized in the second quarter of 2009 when the Company terminated these contracts. Other associated costs primarily included legal costs related to the employee termination actions. These costs were recognized in the second quarter of 2009 when the services were performed.

The following table summarizes the activity in the Company's restructuring reserve, which is included in "Accrued expenses" on the Consolidated Balance Sheets (in thousands):

	One-time Termination Benefits	Contract Termination Costs	Other Associated Costs	Total
Balance as of December 31, 2008	$ -	$ -	$ -	$ -
Restructuring charges	2,830	183	107	3,120
Cash payments	(2,768)	(167)	(94)	(3,029)
Restructuring adjustments	(55)	(16)	(4)	(75)
Balance as of December 31, 2009	$ 7	$ -	$ 9	$ 16

Restructuring adjustments were due to the lower severance payments to terminated employees, lower lease cancellation penalties, and lower legal costs than originally estimated.

September 2009

On October 1, 2009, which was part of the Company's fiscal September, the Company announced the closure of its SISD facility in Kuopio, Finland to achieve cost savings and production efficiencies. This facility included a SISD system assembly and integration team, a SISD spare parts depot, an engineering group dedicated to supporting the Company's SISD products, as well as finance and support staff.

The following table summarizes the spending under this restructuring plan (in thousands):

	Incurred In the Year Ended December 31, 2009
One-time termination benefits	$301
Contract termination costs	153
Other associated costs	51
	$505

One-time termination benefits included salary, which the Company was obligated to pay over the legal notification period, and severance for eight employees who were terminated. A liability for the termination benefits of those employees who were not retained to render service beyond the legal notification period was measured and recognized at the communication date. A liability for the termination benefits of those employees who were retained to render service beyond the legal notification period was measured initially at the communication date but was recognized over the future service period. Contract termination costs included rental payments for the Kuopio, Finland facility during the periods for which the Company did not receive an economic benefit. These contract termination costs were recognized in the fourth quarter of 2009 when the Company ceased using the facility. Other associated costs included legal costs related to the employee termination actions, as well as travel and transportation expenses between Kuopio and other Cognex locations related to the closure of the facility. These costs were recognized when the services were performed.

The following table summarizes the activity in the Company's restructuring reserve, which is included in "Accrued expenses" on the Consolidated Balance Sheets (in thousands):

	One-time Termination Benefits	Contract Termination Costs	Other Associated Costs	Total
Balance as of December 31, 2008	$ -	$ -	$ -	$ -
Restructuring charges	301	153	51	505
Cash payments	(188)	-	(51)	(239)
Restructuring adjustments	-	-	-	-
Balance as of December 31, 2009	$ 113	$153	$ -	$ 266

Nonoperating Income (Expense)

The Company recorded a foreign currency loss of $1,265,000 in 2009 compared to a gain of $2,497,000 in 2008. The foreign currency gains and losses in each period resulted primarily from the revaluation and settlement of accounts receivable and intercompany balances that are reported in one currency and collected in another. Although the foreign currency exposure of accounts receivable is largely mitigated through the use of forward contracts, this program depends upon forecasts of sales and collections, and therefore, gains or losses on the underlying receivables may not perfectly offset losses or gains on the contracts.

Investment income decreased by $4,916,000, or 69%, from the prior year. This decrease was due to both lower average invested balances and declining yields on the Company's portfolio of debt securities.

The Company recorded other income of $1,372,000 in 2009 compared to $666,000 in 2008. The Company recorded $2,003,000 and $425,000 of other income in the first quarter of 2009 and 2008, respectively, upon the expiration of the applicable statutes of limitations relating to a tax holiday, during which time the Company collected value-added taxes from customers that were not required to be remitted to the government authority. Other income (expense) also includes rental income, net of associated expenses, from leasing buildings adjacent to the Company's corporate headquarters. Net rental income decreased from the prior year due to vacancies resulting from the economic climate at that time.

Income Tax Expense (Benefit) on Continuing Operations

The Company's effective tax rate on continuing operations was a benefit of 53% in 2009, compared to an expense of 14% in 2008.

The effective tax rate for 2009 included the impact of the following discrete events: (1) a decrease in tax expense of $3,150,000 from the expiration of the statutes of limitations for certain reserves for income tax uncertainties, (2) a decrease in tax expense of $406,000 from the receipt of a state refund, (3) a decrease in tax expense of $51,000 for the final true-up of the prior year's tax accrual upon filing the actual tax returns and other year-end adjustments, partially offset by (4) an increase in tax expense of $72,000 resulting from the write-off of certain foreign tax credits. These discrete events changed the effective tax rate in 2009 from a benefit of 19% to a benefit of 53%.

The effective tax rate for 2008 included the impact of the following discrete events: (1) a decrease in tax expense of $4,439,000 from the expiration of the statutes of limitations and the final settlement with the Internal Revenue Service for an audit of tax years 2003 through 2006, (2) an increase in tax expense of $237,000 from the final true-up of the prior year's tax accrual upon filing the actual tax returns, (3) an increase in tax expense of $136,000 for a capital loss reserve, and (4) an increase in tax expense of $17,000 resulting from a reduction of certain deferred state tax assets reflecting a tax rate change in Massachusetts. These discrete events decreased the effective tax rate in 2008 from an expense of 25% to an expense of 14%.

The effective tax rate excluding discrete tax events decreased from an expense of 25% of the Company's pre-tax income in 2008 to a benefit of 19% of the Company's pre-tax loss in 2009 due to a higher proportion of current-year losses being incurred in low-tax jurisdictions compared to high-tax jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically been able to generate positive cash flow from operations, which has funded its operating activities and other cash requirements and has resulted in an accumulated cash, cash equivalent, and investment balance of $283,081,000 as of December 31, 2010. The Company has established guidelines relative to credit ratings, diversification, and maturities of its investments that maintain liquidity.

The Company's cash requirements during the year ended December 31, 2010 were met with its existing cash balances, cash from investment maturities, positive cash flows from operations, and the proceeds from stock option exercises. Cash requirements primarily consisted of operating activities, capital expenditures, and the payment of dividends. In addition, during 2010, the Board of Directors approved a change to the Company's investment policy to allow management to invest excess cash accumulated in its international entities in debt securities, resulting in lower cash balances on hand at December 31, 2010.

Higher business volumes in 2010 required working capital investments in accounts receivable of $14,535,000, and inventories of $7,699,000 during the year. These cash outlays were offset by the return of a deposit ($9,336,000) upon the conclusion of the Company's Competent Authority tax case with Japan (refer to Note 15 to the Consolidated Financial Statements in Part II – Item 8 of this Annual Report). In addition, company bonuses and income taxes were accrued as the Company returned to profitability during 2010 and these accruals will be paid out in 2011. The Company expects to pay company bonuses totaling approximately $7,000,000 early in 2011.

Capital expenditures for 2010 totaled $5,852,000 and consisted primarily of expenditures for computer hardware, computer software, and manufacturing test equipment related to new product introductions. In addition, capital expenditures included leasehold improvements at the Company's new facility in Shanghai, China that will serve as its Southeast Asia headquarters, as well as cash outlays related to business system upgrades and building improvements at the Company's headquarters in Natick, Massachusetts.

The following table summarizes the Company's material contractual obligations, both fixed and contingent (in thousands):

Year Ending December 31,	Venrock Limited Partnership Interest	Inventory Purchase Commitments	Leases	Total
2011	$ 614	$ 6,585	$ 3,949	**$ 11,148**
2012	-	-	2,503	**2,503**
2013	-	-	1,663	**1,663**
2014	-	-	1,152	**1,152**
2015	-	-	693	**693**
Thereafter	-	-	383	**383**
	$ 614	$ 6,585	$ 10,343	**$ 17,542**

The Company may be required to make cash outlays related to its unrecognized tax benefits. However, due to the uncertainty of the timing of future cash flows associated with its unrecognized tax benefits, the Company is unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. Accordingly, unrecognized tax benefits, including interest and penalties, of $5,361,000 as of December 31, 2010 have been excluded from the contractual obligations table above. For further information on unrecognized tax benefits, refer to Note 15 to the Consolidated Financial Statements in Part II – Item 8 of this Annual Report.

In June 2000, the Company became a Limited Partner in Venrock Associates III, L.P. (Venrock), a venture capital fund. The Company has committed to a total investment in the limited partnership of up to $20,500,000, with the commitment period expiring on December 31, 2013. The Company does not have the right to withdraw from the partnership prior to December 31, 2013. As of December 31, 2010, the Company had contributed $19,886,000 to the partnership. No contributions were made during 2010; however, the Company received distributions of $1,935,000 during 2010, which were accounted for as a return of capital. The remaining commitment of $614,000 can be called by Venrock in any period through December 31, 2013.

In addition to the obligations described above, the following items may also result in future material uses of cash:

Dividends

Beginning in the third quarter of 2003, the Company's Board of Directors has declared and paid a cash dividend in each quarter, including a dividend of $0.05 per share in the first quarter of 2010, a dividend of $0.06 per share in the second and third quarters of 2010, and a dividend of $0.08 per share in the fourth quarter of 2010 that amounted to $10,014,000 for the year ended December 31, 2010. On February 9, 2011, the Company's Board of Directors declared a cash dividend of $0.08 per share payable in the first quarter of 2011. Future dividends will be declared at the discretion of the Company's Board of Directors and will depend upon such factors as the Board deems relevant, including, among other things, the Company's ability to generate positive cash flow from operations.

Stock Repurchase Program

In April 2008, the Company's Board of Directors authorized the repurchase of $50,000,000 of the Company's common stock. As of December 31, 2010, the Company had repurchased 1,038,797 shares at a cost of $20,000,000 under this program. The Company did not purchase any shares under this program during 2010. The Company may repurchase shares under this program in future periods depending upon a variety of factors, including, among other things, the stock price, share availability, and cash reserve requirements.

Acquisitions

The Company's business strategy includes selective expansion into new machine vision applications through the acquisition of businesses and technologies, which may result in significant cash outlays in the future.

The Company believes that its existing cash, cash equivalent, and investment balances, together with cash flow from operations, will be sufficient to meet its operating, investing, and financing activities for the next twelve months. As of December 31, 2010, the Company had approximately $277,148,000 in either cash or investments that could be converted into cash. In addition, Cognex has no long-term debt and does not anticipate needing debt financing in the near future. We believe that our strong cash position has put us in a relatively good position with respect to our longer-term liquidity needs.

OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2010, the Company had no off-balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our discussion and analysis of the Company's financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions or circumstances resulting in charges that could be material in future reporting periods. We believe the following critical accounting policies require the use of significant estimates and judgments in the preparation of our consolidated financial statements.

Revenue Recognition

Management exercises judgment in connection with the determination of the amount of revenue to be recognized each period. Such judgments include, but are not limited to, determining whether separate contracts with the same customer that are entered into at or near the same time should be accounted for as a single arrangement, identifying the various elements in an arrangement, determining if delivered items have stand-alone value, determining the relative selling prices of the arrangement's deliverables, determining whether options to buy additional products or services in the future are substantive and should be accounted for as a deliverable in the original arrangement, assessing whether the fee is fixed or determinable, determining the probability of collecting the receivable, determining whether customer-specified acceptance criteria are substantive in nature, and assessing whether vendor-specific objective evidence of fair value has been established for undelivered elements.

Prior to January 1, 2010, the Company applied the software revenue recognition rules as prescribed by Accounting Standards Codification (ASC) Subtopic 985-605. In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) Number 2009-14, "Certain Revenue Arrangements That Include Software Elements," which amended ASC Subtopic 985-605. This ASU removes tangible products containing software components and non-software components that function together to deliver the product's essential functionality from the scope of the software revenue recognition rules. In the case of the Company's hardware products with embedded software, the Company has determined that the hardware and software components function together to deliver the product's essential functionality, and therefore, the revenue from the sale of these products no longer falls within the scope of the software revenue recognition rules. Revenue from the sale of software-only products remains within the scope of the software revenue recognition rules. Maintenance and support, training, consulting, and installation services no longer fall within the scope of the software revenue recognition rules, except when they are sold with and relate to a software-only product. Revenue recognition for products that no longer fall under the scope of the software revenue recognition rules is similar to that for other tangible products. ASU Number 2009-13, "Multiple-Deliverable Revenue Arrangements," which amended ASC Topic 605 and was also issued in October 2009, is applicable for multiple-deliverable revenue arrangements. ASU 2009-13 allows companies to allocate revenue in a multiple-deliverable arrangement in a manner that better reflects the transaction's economics. ASU 2009-13 and 2009-14 are effective for revenue arrangements entered into or materially modified in the Company's fiscal year 2011, however, early adoption is permitted and the Company has elected to adopt the provisions of these amendments as of January 1, 2010.

Under the software revenue recognition rules, the fee from a multiple-deliverable arrangement is allocated to each of the undelivered elements based upon vendor-specific objective evidence (VSOE), which is limited to the price charged when the same deliverable is sold separately, with the residual value from the arrangement allocated to the delivered element. The portion of the fee that is allocated to each deliverable is then recognized as revenue when the criteria for revenue recognition are met with respect to that deliverable. If VSOE does not exist for all of the undelivered elements, then all revenue from the arrangement is typically deferred until all elements have been delivered to the customer. All revenue arrangements negotiated prior to January 1, 2010, and the sale of all software-only products and associated services, have been accounted for under this guidance during the year ended December 31, 2010.

Under the revenue recognition rules for tangible products as amended by ASU 2009-13, the fee from a multiple-deliverable arrangement is allocated to each of the deliverables based upon their relative selling prices as determined by a selling-price hierarchy. A deliverable in an arrangement qualifies as a separate unit of accounting if the delivered item has value to the customer on a stand-alone basis. A delivered item that does not qualify as a separate unit of accounting is combined with the other undelivered items in the arrangement and revenue is recognized for those combined deliverables as a single unit of accounting. The selling price used for each deliverable is based upon VSOE if available, third-party evidence (TPE) if VSOE is not available, and best estimate of selling price (BESP) if neither VSOE nor TPE are available. TPE is the price of the Company's or any competitor's largely interchangeable products or services in stand-alone sales to similarly-situated customers. BESP is the price at which the Company would sell the deliverable if it were sold regularly on a stand-alone basis, considering market conditions and entity-specific factors. All revenue arrangements negotiated after January 1, 2010, excluding the sale of all software-only products and associated services, have been accounted for under this guidance during the year ended December 31, 2010.

The selling prices used in the relative selling price allocation method (1) for certain of the Company's services are based upon VSOE, (2) for third-party accessories available from other vendors are based upon TPE, and (3) for hardware products with embedded software, custom accessories, and services for which VSOE does not exist are based upon BESP. The Company does not believe TPE exists for these products and services because they are differentiated from competing products and services in terms of functionality and performance and there are no competing products or services that are largely interchangeable. For the Company's Modular Vision Systems Division (MVSD), BESP has been established for each product line within each major region, and for the Company's Surface Inspection Systems Division (SISD), BESP has been established for each major industry. Management establishes BESP with consideration for market conditions, such as the impact of competition and geographic considerations, and entity-specific factors, such as the cost of the product and the division's profit objectives. Management believes that BESP is reflective of reasonable pricing of that deliverable as if priced on a stand-alone basis.

Investments

As of December 31, 2010, the Company's investment balance totaled $249,878,000, of which $243,945,000 consisted of investment-grade debt securities. These securities are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity as other comprehensive income (loss). As of December 31, 2010, the Company's portfolio of debt securities had net unrealized losses totaling $337,000.

The Company applies a three-level valuation hierarchy for fair value measurements. The categorization of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. Level 1 inputs to the valuation methodology utilize unadjusted quoted market prices in active markets for identical assets and liabilities. Level 2 inputs to the valuation methodology are other observable inputs, including quoted market prices for similar assets and liabilities, quoted prices for identical and similar assets and liabilities in the markets that are not active, or other inputs that are observable or can be corroborated by observable market data. Level 3 inputs to the valuation methodology are unobservable inputs based upon management's best estimate of the inputs that market participants would use in pricing the asset or liability at the measurement date, including assumptions about risk. Changes in the valuation methodology, interest rates, credit rates, or the market for these investments could result in changes to their fair values.

The remaining investment balance of $5,933,000 represented a limited partnership interest in Venrock Associates III, L.P., a venture capital fund with an investment focus on Information Technology and Health Care and Life Sciences. A Director of the Company was a General Partner of Venrock Associates. The Company's limited partnership interest is accounted for using the cost method because our investment is less than 5% of the partnership and we have no influence over the partnership's operating and financial policies. As of December 31, 2010, the carrying value of this investment was $5,933,000 compared to an estimated fair value of $6,860,000.

The fair value of the Company's limited partnership interest is based upon valuations of the partnership's investments as determined by the General Partner. Publicly-traded investments in active markets are reported at the market closing price less a discount, as appropriate, to reflect restricted marketability. Fair value for private investments for which observable market prices in active markets do not exist is based upon the best information available including the value of a recent financing, reference to observable valuation measures for comparable companies (such as revenue multiples), public or private transactions (such as the sale of a comparable company), and valuations for publicly-traded comparable companies. The amount determined to be fair value also incorporates the General Partner's own judgment and close familiarity with the business activities of each portfolio company. These valuations are judgmental and require the use of many assumptions and estimates, and changes in these assumptions could result in an impairment charge in future periods.

The majority of the partnership's portfolio consists of investments in early-stage, private companies characterized by a high degree of risk, volatility, and illiquidity, and the global economic slowdown and credit market crisis have made the environment for these startups much less forgiving. As a result, it is possible that some of the younger companies in the portfolio that require capital investments to fund their current operations may not be as well prepared to survive this slowdown as would a more mature company. These factors make the assumptions and estimates used in the fair valuation calculations more judgmental.

Management monitors the carrying value of its investments compared to their fair value to determine whether an other-than-temporary impairment has occurred. If a decline in fair value is considered to be other-than-temporary, an impairment charge would be recorded to reduce the carrying value of the asset to its fair value. In considering whether a decline in fair value is other-than-temporary, we consider many factors, both qualitative and quantitative in nature. Some of these factors include the duration and extent of the fair value decline, the length of the Company's commitment to the investment, and general economic, stock market, and interest rate trends. In the case of the Company's limited partnership investment, specific communications from the General Partner are also considered in this evaluation. If a decline in fair value is determined to be other-than-temporary, an impairment charge would be recorded in current operations. There were no other-than-temporary impairments of investments in 2010, 2009, or 2008. If the fair value of the Company's limited partnership interest decreases below its current carrying value, which would represent a decline of greater than 13%, the Company may be required to record an impairment charge related to this asset.

Accounts Receivable

The Company maintains reserves against its accounts receivable for potential credit losses. Ongoing credit evaluations of customers are performed and the Company has historically not experienced significant losses related to the collection of its accounts receivable. Allowances for specific accounts determined to be at risk for collection are estimated by management taking into account the length of time the receivable has been outstanding, the customer's current ability to pay its obligations to the Company, general economic and industry conditions, as well as various other factors. The global economic slowdown and credit market crisis may result in longer payment cycles and challenges in collecting accounts receivable balances, which make these estimates more judgmental. An adverse change in any of these factors could result in higher than expected customer defaults and may result in the need for additional bad debt provisions. As of December 31, 2010, the Company's reserve against accounts receivable was $1,235,000, or 3% of the gross accounts receivable balance. A 10% difference in the reserve against accounts receivable as of December 31, 2010 would have affected net income by approximately $100,000.

Inventories

Inventories are stated at the lower of cost or market. Management estimates excess and obsolescence exposures based upon assumptions about future demand, product transitions, and market conditions, and records reserves to reduce the carrying value of inventories to their net realizable value. Volatility in the global economy makes these assumptions about future demand more judgmental. Among the risks associated with the introduction of new products are difficulty predicting customer demand and effectively managing inventory levels to ensure adequate supply of the new product and avoid excess supply of the legacy product. In addition, we may strategically enter into non-cancelable commitments with vendors to purchase materials for products in advance of demand in order to take advantage of favorable pricing or address concerns about the availability of future supplies. As of December 31, 2010, the Company's reserve for excess and obsolete inventory totaled $5,052,000, or 18% of the gross inventory balance. A 10% difference in inventory reserves as of December 31, 2010 would have affected net income by approximately $410,000.

Long-lived Assets

The Company has long-lived assets including property, plant, and equipment and acquired intangible assets. These assets are susceptible to shortened estimated useful lives and changes in fair value due to changes in their use, market or economic changes, or other events or circumstances. The Company evaluates the potential impairment of these long-lived assets whenever events or circumstances indicate their carrying value may not be recoverable. Factors that could trigger an impairment review include historical or projected results that are less than the assumptions used in the original valuation of an acquired asset, a change in the Company's business strategy or its use of an acquired asset, or negative economic or industry trends.

If an event or circumstance indicates the carrying value of long-lived assets may not be recoverable, the Company assesses the recoverability of the assets by comparing the carrying value of the assets to the sum of the undiscounted future cash flows that the assets are expected to generate over their remaining economic lives. If the carrying value exceeds the sum of the undiscounted future cash flows, the Company compares the fair value of the long-lived assets to the carrying value and records an impairment loss for the difference. The Company generally estimates the fair value of its long-lived assets using the income approach based upon a discounted cash flow model. The income approach requires the use of many assumptions and estimates including future revenues and expenses, discount factors, income tax rates, the identification of groups of assets with highly independent cash flows, and assets' economic lives. Volatility in the global economy makes these assumptions and estimates more judgmental. The Company recorded an impairment loss on an intangible asset in the third quarter of 2008 and another intangible asset in the first quarter of 2009 based on lower revenue expected to be generated from the respective assets. No impairment losses were recorded in 2010. Actual future operating results and the remaining economic lives of our long-lived assets could differ from those used in assessing the recoverability of these assets and could result in an impairment of long-lived assets in future periods.

Goodwill

Management evaluates the potential impairment of goodwill for each of its reporting units annually each fourth quarter and whenever events or circumstances indicate their carrying value may not be recoverable. The Company has identified two reporting units for its goodwill test: MVSD and SISD. Determining the Company's reporting units requires judgments regarding what constitutes a business and at what level discrete financial information is available and reviewed by management. The goodwill impairment test is a two-step process. Step one compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying amount exceeds the fair value of the reporting unit, step two is required to determine if there is an impairment of the goodwill. Step two compares the implied fair value of the reporting unit goodwill to the carrying amount of the goodwill. The Company estimates the fair value of its reporting units using the income approach based upon a discounted cash flow model. In addition, the Company uses the market approach, which compares the reporting unit to publicly-traded companies and transactions involving similar businesses, to support the conclusions based upon the income approach. The income approach requires the use of many assumptions and estimates including future revenues, expenses, capital expenditures, and working capital, as well as discount factors and income tax rates. Changes in these assumptions could result in an impairment of goodwill in future periods.

The Company prepared the annual goodwill analysis as of October 4, 2010 and concluded that no impairment charge was required as of that date. The MVSD reporting unit had a goodwill balance of $77,642,000 and the SISD reporting unit had a goodwill balance of $4,562,000 as of December 31, 2010. At that date, the fair value of the MVSD unit exceeded its carrying value by approximately 208%, while the fair value of the SISD unit exceeded its carrying value by approximately 119%. If the Company is not able to achieve the revenue growth assumed in its fair value calculations, it could result in an impairment of goodwill in future periods.

Warranty Obligations

The Company records the estimated cost of fulfilling product warranties at the time of sale based upon historical costs to fulfill claims. Obligations may also be recorded subsequent to the time of sale whenever specific events or circumstances impacting product quality become known that would not have been taken into account using historical data. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers and third-party contract manufacturers, the Company's warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. An adverse change in any of these factors may result in the need for additional warranty provisions. As of December 31, 2010, the Company's accrued warranty obligations amounted to $1,984,000. A 10% difference in accrued warranty obligations as of December 31, 2010 would have affected net income by approximately $160,000.

Contingencies

Estimated losses from contingencies are accrued by management based upon whether a loss is probable and whether management has the ability to reasonably estimate the amount of the loss. Estimating potential losses, or even a range of losses, is difficult and involves a great deal of judgment. Management relies primarily on assessments made by its internal and external legal counsel to make our determination as to whether a loss contingency arising from litigation should be recorded or disclosed. Should the resolution of a contingency result in a loss that we did not accrue because management did not believe that the loss was probable or capable of being reasonably estimated, then this loss would result in a charge to income in the period the contingency was resolved. The Company did not have any significant accrued contingencies as of December 31, 2010.

Stock-Based Compensation

Compensation expense is recognized for all stock option grants. Determining the appropriate valuation model and estimating the fair values of these grants requires the input of subjective assumptions, including expected stock price volatility, dividend yields, expected term, and forfeiture rates. The expected volatility assumption is based partially upon the historical volatility of the Company's common stock, which may or may not be a true indicator of future volatility, particularly as the Company continues to seek to diversify its customer base. The assumptions used in calculating the fair values of stock option grants represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, stock-based compensation expense could be significantly different from what the Company recorded in the current period.

Income Taxes

Significant judgment is required in determining worldwide income tax expense based upon tax laws in the various jurisdictions in which the Company operates. The Company has established reserves for uncertain tax positions by applying the "more likely than not" criteria, under which the recognition threshold is met when an entity concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant tax authority. All tax positions are analyzed periodically and adjustments are made as events occur that warrant modification, such as the completion of audits or the expiration of statutes of limitations, which may result in future charges or credits to income tax expense.

As part of the process of preparing consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which the Company operates. This process involves estimating the current tax liability, as well as assessing temporary differences arising from the different treatment of items for financial statement and tax purposes. These differences result in deferred tax assets and liabilities, which are recorded on the Consolidated Balance Sheet.

As of December 31, 2010, the Company had net deferred tax assets of $21,857,000, primarily resulting from temporary differences between the financial statement and tax bases of assets and liabilities. Management has evaluated the realizability of these deferred tax assets and has determined that it is more likely than not that these assets will be realized, net of any established reserves. In reaching this conclusion, we have evaluated relevant criteria, including the Company's historical profitability, current projections of future profitability, and the lives of tax credits, net operating and capital losses, and other carryforwards, certain of which have indefinite lives. Should the Company fail to generate sufficient pre-tax profits in future periods, we may be required to record material adjustments to these deferred tax assets, resulting in a charge to income in the period of determination.

Derivative Instruments

In certain instances, the Company enters into forward contracts and other derivative instruments to hedge against foreign currency fluctuations. These contracts are used to minimize foreign currency gains or losses, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation and these forward contracts are not subject to effective hedges accounting. Administering the Company's foreign currency risk management program requires the use of estimates and the application of judgment, including compiling forecasts of transaction activity denominated in various currencies. The failure to identify foreign currency exposures and construct effective hedges may result in material foreign currency gains or losses.

Purchase Accounting

Business acquisitions are accounted for under the purchase method of accounting. Allocating the purchase price requires the Company to estimate the fair value of various assets acquired and liabilities assumed. Management is responsible for determining the appropriate valuation model and estimated fair values, and in doing so, considers a number of factors, including information provided by an outside valuation advisor. The Company primarily establishes fair value using the income approach based upon a discounted cash flow model. The income approach requires the use of many assumptions and estimates including future revenues and expenses, as well as discount factors and income tax rates.

ITEM 7A: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk

The Company faces exposure to foreign currency exchange rate fluctuations, as a significant portion of its revenues, expenses, assets, and liabilities are denominated in currencies other than the functional currencies of the Company's subsidiaries or the reporting currency of the Company, which is the U.S. Dollar. These exposures may change over time as business practices evolve. The Company evaluates its foreign currency exposures on an ongoing basis and makes adjustments to its foreign currency risk management program as circumstances change. The failure to identify new exposures and hedge them in an effective manner may result in material foreign currency gains or losses.

The Company faces two types of foreign currency exchange rate exposures:

- transactional currency/functional currency exchange rate exposures from transactions that are denominated in currencies other than the functional currency of the subsidiary (for example, a U.S. Dollar receivable on the Company's Irish subsidiary's books for which the functional currency is the Euro), and

- functional currency/reporting currency exchange rate exposures from transactions that are denominated in currencies other than the U.S. Dollar, which is the reporting currency of the Company.

The Company faces transactional currency/functional currency exposures that it may hedge from time to time. These exposures include cash balances, prepayments, accounts receivable or payable denominated in currencies other than the functional currency of the subsidiary, and intercompany balances denominated in currencies other than the functional currency of the subsidiary. The Company presently manages its intercompany foreign currency risk by transferring cash to minimize intercompany balances at the end of each month. In addition, the Company enters into forward contracts to hedge the exposure of its Irish subsidiary's accounts receivable denominated in U.S. dollars and intercompany receivables denominated in Japanese Yen recorded on the books of its Irish subsidiary.

Forward contracts to exchange 750,000,000 Japanese Yen for Euros at a weighted-average settlement price of 109.64 Yen/Euro and contracts to exchange 8,490,000 U.S. dollars for Euros at a weighted-average settlement price of 1.33 USD/Euro, both with terms between one and six months, were outstanding as of December 31, 2010. At fair value, these instruments had a loss of $42,000 as of December 31, 2010.

These forward contracts are used to minimize foreign currency gains or losses, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures. Both the underlying exposures and the forward contracts are recorded at fair value on the Consolidated Balance Sheets and changes in fair value are reported as "Foreign currency gain (loss)" on the Consolidated Statements of Operations. The Company does not engage in foreign currency speculation and these forward contracts are not subject to effective hedge accounting. The success of this hedging program depends upon forecasts of sales and collections denominated in various currencies. To the extent that these forecasts are overstated or understated during periods of currency volatility, the Company could experience unanticipated foreign currency gains or losses that could have a material impact on the Company's results of operations.

The Company's functional currency/reporting currency exchange rate exposures result from revenues and expenses that are denominated in currencies other than the U.S. Dollar. A significant portion of our revenues and expenses are denominated in the Euro and the Japanese Yen. The Company's predominant currency of sale is the U.S. Dollar in the Americas and Southeast Asia, the Euro in Europe, and the Yen in Japan. In 2011, we plan to begin accepting orders denominated in Yuan, also known as Renminbi, from our Chinese customers. We estimate that approximately 52% of our sales in 2010 were invoiced in currencies other than the U.S. Dollar, and we expect sales denominated in foreign currencies to continue to represent a significant portion of our total revenue. While we also have expenses denominated in these same foreign currencies, the impact on revenues has historically been, and is expected to continue to be, greater than the offsetting impact on expenses. Therefore, in times when the U.S. Dollar strengthens in relation to these foreign currencies, we would expect to report a net decrease in operating income. Conversely, in times when the U.S. Dollar weakens in relation to these foreign currencies, we would expect to report a net increase in operating income.

Interest Rate Risk

The Company's investment portfolio includes treasury bills, municipal bonds, corporate bonds, agency bonds, sovereign bonds, and covered bonds. Debt securities with original maturities greater than three months are designated as available-for-sale and are reported at fair value. As of December 31, 2010, the fair value of the Company's portfolio of debt securities amounted to $243,945,000, with principal amounts totaling $244,282,000, maturities that do not exceed five years, and a yield to maturity of 0.99%. Differences between the fair value and principal amounts of the Company's portfolio of debt securities are primarily attributable to discounts and premiums arising at the acquisition date, as well as unrealized gains and losses at the balance sheet date.

Although it is the Company's policy to invest in debt securities with effective maturities that do not exceed five years, 98% of the investment portfolio as of December 31, 2010 have effective maturity dates of less than three years. Given the relatively short maturities and investment-grade quality of the Company's portfolio of debt securities as of December 31, 2010, a sharp rise in interest rates should not have a material adverse effect on the fair value of these instruments. As a result, the Company does not currently hedge these interest rate exposures.

The following table presents the hypothetical change in the fair value of the Company's portfolio of debt securities arising from selected potential changes in interest rates (in thousands). This modeling technique measures the change in fair value that would result from a parallel shift in the yield curve plus or minus 50 and 100 basis points (BP) over a twelve-month time horizon.

Type of security	Valuation of securities given an interest rate decrease		No change in interest rates	Valuation of securities given an interest rate increase	
	(100 BP)	(50 BP)		50 BP	100 BP
Treasury Bills	$2,516	$2,504	$2,494	$2,482	$2,471
Municipal Bonds	111,243	110,747	110,251	109,754	109,258
Corporate Bonds	72,089	71,697	71,305	70,913	70,521
Agency Bonds	37,393	37,199	37,004	36,810	36,616
Sovereign Bonds	19,563	19,457	19,350	19,244	19,137
Covered Bonds	3,580	3,560	3,541	3,521	3,502
	$246,384	$245,164	$243,945	$242,724	$241,505

Other Market Risks

The Company's investment portfolio also includes a limited partnership interest in Venrock Associates III, L.P., a venture capital fund with an investment focus on Information Technology and Health Care and Life Sciences. The majority of the partnership's portfolio consists of investments in early stage, private companies characterized by a high degree of risk, volatility, and illiquidity. A Director of the Company was a General Partner of Venrock Associates through December 31, 2009.

The fair value of the Company's limited partnership interest is based upon valuations of the partnership's investments as determined by the General Partner. Publicly-traded investments in active markets are reported at the market closing price less a discount, as appropriate, to reflect restricted marketability. Fair value for private investments for which observable market prices in active markets do not exist is based upon the best information available including the value of a recent financing, reference to observable valuation measures for comparable companies (such as revenue multiples), public or private transactions (such as the sale of a comparable company), and valuations for publicly-traded comparable companies. The amount determined to be fair value also incorporates the General Partner's own judgment and close familiarity with the business activities of each portfolio company. These valuations are judgmental and require the use of many assumptions and estimates, and changes in these assumptions could result in an impairment charge in future periods.

The majority of the partnership's portfolio consists of investments in early-stage, private companies characterized by a high degree of risk, volatility, and illiquidity, and the global economic slowdown and credit market crisis have made the environment for these startups much less forgiving. As a result, it is possible that some of the younger companies in the portfolio that require capital investments to fund their current operations may not be as well prepared to survive this slowdown as would a more mature company. These factors make the assumptions and estimates used in the fair valuation calculations more judgmental.

As of December 31, 2010, the carrying value of this investment was $5,933,000 compared to an estimated fair value of $6,860,000. Should the fair value of this investment decline in future periods below its carrying value, management will determine whether this decline is other-than-temporary and future impairment charges may be required.

ITEM 8: FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Financial Statements:

Financial Statement Schedule:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Cognex Corporation:

We have audited the accompanying consolidated balance sheets of Cognex Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cognex Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally acceptable in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cognex Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2011 expressed an unqualified opinion thereon.

/s/ Grant Thornton LLP

Boston, Massachusetts
February 10, 2011

COGNEX CORPORATION – CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2010	2009	2008
	(In thousands, except per share amounts)		
Revenue			
Product	**$ 263,463**	$ 158,379	$ 223,243
Service	**27,228**	17,348	19,437
	290,691	175,727	242,680
Cost of revenue			
Product	**61,497**	45,026	56,423
Service	**16,091**	11,361	12,004
	77,588	56,387	68,427
Gross margin			
Product	**201,966**	113,353	166,820
Service	**11,137**	5,987	7,433
	213,103	119,340	174,253
Research, development, and engineering expenses	**33,080**	31,132	36,262
Selling, general, and administrative expenses	**104,235**	96,350	112,629
Restructuring charges (Note 16)	**75**	4,526	258
Operating income (loss)	**75,713**	(12,668)	25,104
Foreign currency gain (loss)	**(328)**	(1,265)	2,497
Investment income	**1,421**	2,185	7,101
Other income (expense)	**(703)**	1,372	666
Income (loss) from continuing operations before income tax expense (benefit)	**76,103**	(10,376)	35,368
Income tax expense (benefit) on continuing operations	**14,722**	(5,507)	4,869
Income (loss) from continuing operations	**61,381**	(4,869)	30,499
Loss from operations of discontinued business, net of tax (Note 19)	**-**	-	(3,224)
Net income (loss)	**$ 61,381**	$ (4,869)	$ 27,275
Basic earnings (loss) per weighted-average common share:			
Income (loss) from continuing operations	**$ 1.54**	$ (0.12)	$ 0.74
Loss from discontinued operations	**$ 0.00**	$ 0.00	$ (0.08)
Net income (loss)	**$ 1.54**	$ (0.12)	$ 0.66
Diluted earnings (loss) per weighted-average common and common-equivalent share:			
Income (loss) from continuing operations	**$ 1.52**	$ (0.12)	$ 0.73
Loss from discontinued operations	**$ 0.00**	$ 0.00	$ (0.07)
Net income (loss)	**$ 1.52**	$ (0.12)	$ 0.66
Weighted-average common and common-equivalent shares outstanding:			
Basic	**39,924**	39,659	41,437
Diluted	**40,297**	39,659	41,554
Cash dividends per common share	**$ 0.25**	$ 0.30	$ 0.47

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION – CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 33,203	$ 119,831
Short-term investments	147,823	55,563
Accounts receivable, less reserves of $1,235 and $1,358 in 2010 and 2009, respectively	45,901	30,964
Inventories	22,717	16,832
Deferred income taxes	6,302	7,693
Prepaid expenses and other current assets	23,059	18,471
Total current assets	279,005	249,354
Long-term investments	102,055	26,633
Property, plant, and equipment, net	29,596	28,576
Deferred income taxes	15,555	14,643
Intangible assets, net	23,130	28,337
Goodwill	82,204	82,604
Other assets	1,559	9,722
	$ 533,104	$ 439,869
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 7,153	$ 4,959
Accrued expenses	29,346	18,811
Accrued income taxes	7,771	2
Deferred revenue and customer deposits	10,162	14,908
Total current liabilities	54,432	38,680
Reserve for income taxes	5,361	6,741
Commitments and contingencies (Note 9)		
Shareholders' equity:		
Common stock, $.002 par value –		
Authorized: 140,000 shares, issued: 41,065 and 39,665 shares in 2010 and 2009, respectively	82	79
Additional paid-in capital	102,620	69,271
Retained earnings	379,826	328,459
Accumulated other comprehensive loss, net of tax	(9,217)	(3,361)
Total shareholders' equity	473,311	394,448
	$ 533,104	$ 439,869

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION – CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2010	2009	2008
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	**$ 61,381**	$ (4,869)	$ 27,275
Adjustments to reconcile net income (loss) to net cash provided by operations:			
Impairment loss related to discontinued business	**-**	-	2,987
Intangible asset impairment charge	**-**	1,000	1,500
Stock-based compensation expense	**3,027**	9,223	10,231
Depreciation of property, plant, and equipment	**4,685**	4,701	4,742
Amortization of intangible assets	**5,124**	4,879	6,633
Amortization of premiums or discounts on investments	**3,195**	1,512	1,320
Provision for excess and obsolete inventory	**1,509**	3,478	2,779
Tax effect of stock option exercises	**(1,941)**	472	(1,671)
Change in deferred income taxes	**1,034**	1,985	(441)
Changes in operating assets and liabilities:			
Accounts receivable	**(14,535)**	(287)	8,551
Inventories	**(7,699)**	5,140	(959)
Return of Japan tax deposit (Note 15)	**9,336**	-	-
Accrued expenses	**10,134**	(3,208)	2,405
Accrued income taxes	**9,567**	(6,611)	(10,476)
Deferred revenue and customer deposits	**(4,740)**	(4,532)	6,142
Other	**(3,734)**	(600)	(2,081)
Net cash provided by operating activities	**76,343**	12,283	58,937
Cash flows from investing activities:			
Purchases of investments	**(253,867)**	(33,779)	(120,622)
Maturities and sales of investments	**82,918**	43,720	189,375
Purchases of property, plant, and equipment	**(5,852)**	(5,466)	(6,012)
Cash paid for business acquisitions, net of cash acquired	**-**	(4,941)	(1,000)
Cash received related to discontinued business (Note 19)	**315**	-	2,797
Net cash provided by (used in) investing activities	**(176,486)**	(466)	64,538
Cash flows from financing activities:			
Issuance of common stock under stock option and stock purchase plans	**28,384**	146	15,052
Stock option buyback (Note 13)	**(83)**	(9,075)	-
Repurchase of common stock	**-**	-	(92,969)
Payment of dividends	**(10,014)**	(11,897)	(19,281)
Tax effect of stock option exercises	**1,941**	(472)	1,671
Net cash provided by (used in) financing activities	**20,228**	(21,298)	(95,527)
Effect of foreign exchange rate changes on cash	**(6,713)**	2,174	(4,954)
Net change in cash and cash equivalents	**(86,628)**	(7,307)	22,994
Cash and cash equivalents at beginning of year	**119,831**	127,138	104,144
Cash and cash equivalents at end of year	**$ 33,203**	$ 119,831	$ 127,138

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION – CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In thousands)	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Par Value					
Balance as of December 31, 2007	43,347	$ 87	$140,943	$337,231	$(1,896)		$476,365
Issuance of common stock under stock option and stock purchase plans	927	2	15,050	-	-		15,052
Stock-based compensation expense	-	-	10,231	-	-		10,231
Excess tax benefit from stock option exercises	-	-	1,671	-	-		1,671
Reduction of tax benefit for research and development credits	-	-	(1,656)	-	-		(1,656)
Repurchase of common stock	(4,619)	(10)	(92,959)	-	-		(92,969)
Payment of dividends	-	-	-	(19,281)	-		(19,281)
Comprehensive income:							
Net income	-	-	-	27,275	-	$27,275	27,275
Net unrealized gain on available-for-sale investments, net of tax of $102	-	-	-	-	175	175	175
Foreign currency translation adjustment, net of tax expense of $649	-	-	-	-	(3,788)	(3,788)	(3,788)
Comprehensive income						$23,662	
Balance as of December 31, 2008	39,655	$ 79	$ 73,280	$345,225	$(5,509)		$413,075
Issuance of common stock under stock option and stock purchase plans	10	-	146	-	-		146
Stock-based compensation expense	-	-	9,223	-	-		9,223
Stock option buyback	-	-	(9,158)	-	-		(9,158)
Relief of deferred tax asset related to stock option buyback	-	-	(3,748)	-	-		(3,748)
Excess tax benefit from stock option exercises	-	-	(472)	-	-		(472)
Payment of dividends	-	-	-	(11,897)	-		(11,897)
Comprehensive income (loss):							
Net loss	-	-	-	(4,869)	-	$ (4,869)	(4,869)
Net unrealized loss on available-for-sale investments, net of tax of $110	-	-	-	-	(189)	(189)	(189)
Foreign currency translation adjustment, net of tax of $271	-	-	-	-	2,337	2,337	2,337
Comprehensive loss		-		-		$ (2,721)	
Balance as of December 31, 2009	39,665	$ 79	$ 69,271	$328,459	$(3,361)		$394,448
Issuance of common stock under stock option plans	1,400	3	28,381	-	-		28,384
Stock-based compensation expense	-	-	3,027	-	-		3,027
Excess tax benefit from stock option exercises	-	-	1,941	-	-		1,941
Payment of dividends	-	-	-	(10,014)	-		(10,014)
Comprehensive income:							
Net income	-	-	-	61,381	-	$61,381	61,381
Net unrealized loss on available-for-sale investments, net of tax of $185	-	-	-	-	(507)	(507)	(507)
Foreign currency translation adjustment, net of tax of $149	-	-	-	-	(5,349)	(5,349)	(5,349)
Comprehensive income		-		-		$55,525	
Balance as of December 31, 2010	41,065	$ 82	$102,620	$379,826	$(9,217)		$473,311

The accompanying notes are an integral part of these consolidated financial statements.

COGNEX CORPORATION - NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: Summary of Significant Accounting Policies

The accompanying consolidated financial statements reflect the application of the significant accounting policies described below.

Nature of Operations

Cognex Corporation is a leading provider of machine vision products that capture and analyze visual information in order to automate tasks, primarily in manufacturing processes, where vision is required.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities as of the balance sheet date, and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Significant estimates and judgments include those related to revenue recognition, investments, accounts receivable, inventories, long-lived assets, goodwill, warranty obligations, contingencies, stock-based compensation, income taxes, derivative instruments, and purchase accounting.

Basis of Consolidation

The consolidated financial statements include the accounts of Cognex Corporation and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated.

Foreign Currency

The financial statements of the Company's foreign subsidiaries, where the local currency is the functional currency, are translated using exchange rates in effect at the end of the year for assets and liabilities and average exchange rates during the year for results of operations. The resulting foreign currency translation adjustment is recorded in shareholders' equity as other comprehensive income (loss).

Fair Value Measurements

The Company applies a three-level valuation hierarchy for fair value measurements. The categorization of assets and liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. Level 1 inputs to the valuation methodology utilize unadjusted quoted market prices in active markets for identical assets and liabilities. Level 2 inputs to the valuation methodology are other observable inputs, including quoted market prices for similar assets and liabilities, quoted prices for identical and similar assets and liabilities in the markets that are not active, or other inputs that are observable or can be corroborated by observable market data. Level 3 inputs to the valuation methodology are unobservable inputs based upon management's best estimate of the inputs that market participants would use in pricing the asset or liability at the measurement date, including assumptions about risk.

Cash, Cash Equivalents, and Investments

Debt securities purchased with original maturities of three months or less are classified as cash equivalents and are stated at amortized cost. Debt securities with original maturities greater than three months and remaining maturities of one year or less are classified as short-term investments. Debt securities with remaining maturities greater than one year, as well as a limited partnership interest, are classified as long-term investments. It is the Company's policy to invest in debt securities with effective maturities that do not exceed five years. Effective maturity is generally defined as the duration that Cognex is required to hold the investments.

NOTE 1: Summary of Significant Accounting Policies (continued)

Debt securities with original maturities greater than three months are designated as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity as other comprehensive income (loss). Realized gains and losses are included in current operations, along with the amortization of the discount or premium arising at acquisition, and are calculated using the specific identification method. The Company's limited partnership interest is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company has no influence over the partnership's operating and financial policies.

The Company monitors the carrying value of its investments compared to their fair value to determine whether an other-than-temporary impairment has occurred. If the fair value of a debt security is less than its amortized cost, the Company assesses whether the impairment is other-than-temporary. An impairment is considered other-than-temporary if (i) the Company has the intent to sell the security, (ii) it is more likely than not that the Company will be required to sell the security before recovery of the entire amortized cost basis, or (iii) the Company does not expect to recover the entire amortized cost basis of the security. If impairment is considered other-than-temporary based upon condition (i) or (ii) described above, the entire difference between the amortized cost and the fair value of the security is recognized in earnings. If an impairment is considered other-than-temporary based upon condition (iii), the amount representing credit losses (defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis of the security) will be recognized in earnings and the amount relating to all other factors will be recognized in other comprehensive income (loss).

Accounts Receivable

The Company extends credit with various payment terms to customers based upon an evaluation of their financial condition. Accounts that are outstanding longer than the payment terms are considered to be past due. The Company establishes reserves against its accounts receivable for potential credit losses when it determines receivables are at risk for collection based upon the length of time the receivable has been outstanding, the customer's current ability to pay its obligations to the Company, general economic and industry conditions, as well as various other factors. Receivables are written off against these reserves in the period they are determined to be uncollectible and payments subsequently received on previously written-off receivables are recorded as a reversal of the bad debt provision.

For certain customers in Japan, as part of its customary business practice, the Company accepts promissory notes of up to 180 days after the original credit terms expire. Promissory notes receivable totaled $3,876,000 and $1,227,000 as of December 31, 2010 and 2009, respectively, and are included in "Accounts receivable" on the Consolidated Balance Sheets.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard costs, which approximates actual costs under the first-in, first-out (FIFO) method. The Company's inventory is subject to rapid technological change or obsolescence. The Company reviews inventory quantities on hand and estimates excess and obsolescence exposures based upon assumptions about future demand, product transitions, and market conditions, and records reserves to reduce the carrying value of inventories to their net realizable value. If actual future demand is less than estimated, additional inventory write-downs would be required.

The Company generally disposes of obsolete inventory upon determination of obsolescence. The Company does not dispose of excess inventory immediately, due to the possibility that some of this inventory could be sold to customers as a result of differences between actual and forecasted demand. When inventory has been written down below cost, such reduced amount is considered the new cost basis for

NOTE 1: Summary of Significant Accounting Policies (continued)

subsequent accounting purposes. As a result, the Company would recognize a higher than normal gross margin if the reserved inventory were subsequently sold.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and depreciated using the straight-line method over the assets' estimated useful lives. Buildings' useful lives are 39 years, building improvements' useful lives are ten years, and the useful lives of computer hardware and software, manufacturing test equipment, and furniture and fixtures range from two to five years. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the remaining terms of the leases. Maintenance and repairs are expensed when incurred; additions and improvements are capitalized. Upon retirement or disposition, the cost and related accumulated depreciation of the assets disposed of are removed from the accounts, with any resulting gain or loss included in current operations.

Intangible Assets

Intangible assets are stated at cost and amortized over the assets' estimated useful lives. Intangible assets are either amortized in relation to the relative cash flows anticipated from the intangible asset or using the straight-line method, depending upon facts and circumstances. The useful lives of distribution networks range from eleven to twelve years, of customer contracts and relationships from eight to twelve years, and of completed technologies and other intangible assets from three to eight years. The Company evaluates the possible impairment of long-lived assets, including intangible assets, whenever events or circumstances indicate the carrying value of the assets may not be recoverable. At the occurrence of a certain event or change in circumstances, the Company evaluates the potential impairment of an asset by estimating the future undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the sum of the estimated future cash flows is less than the carrying value, the Company determines the amount of such impairment by comparing the fair value of the asset to its carrying value. The fair value is based upon the present value of the estimated future cash flows using a discount rate commensurate with the risks involved.

Goodwill

Goodwill is stated at cost. The Company evaluates the possible impairment of goodwill annually each fourth quarter and whenever events or circumstances indicate the carrying value of the goodwill may not be recoverable. The Company evaluates the potential impairment of goodwill by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value is less than the carrying value, the Company determines the amount of such impairment by comparing the implied fair value of the goodwill to its carrying value.

Warranty Obligations

The Company warrants its hardware products to be free from defects in material and workmanship for periods primarily ranging from six months to two years from the time of sale based upon the product being purchased and the terms of the customer arrangement. Warranty obligations are evaluated and recorded at the time of sale since it is probable that customers will make claims under warranties related to products that have been sold and the amount of these claims can be reasonably estimated based upon historical costs to fulfill claims. Obligations may also be recorded subsequent to the time of sale whenever specific events or circumstances impacting product quality become known that would not have been taken into account using historical data.

NOTE 1: Summary of Significant Accounting Policies (continued)

Contingencies

Loss contingencies are accrued if the loss is probable and the amount of the loss can be reasonably estimated. Legal costs associated with potential loss contingencies, such as patent infringement matters, are expensed as incurred.

Revenue Recognition

The Company's product revenue is derived from the sale of machine vision systems, which can take the form of hardware with embedded software or software-only, and related accessories. The Company also generates revenue by providing maintenance and support, training, consulting, and installation services to its customers. Certain of the Company's arrangements include multiple deliverables that provide the customer with a combination of products or services. In order to recognize revenue, the Company requires that a signed customer contract or purchase order is received, the fee from the arrangement is fixed or determinable, and collection of the resulting receivable is probable. Assuming that these criteria have been met, product revenue is recognized upon delivery, revenue from maintenance and support programs is recognized ratably over the program period, revenue from training and consulting services is recognized over the period that the services are provided, and revenue from installation services is recognized when the customer has signed off that the installation is complete.

Prior to January 1, 2010, the Company applied the software revenue recognition rules as prescribed by Accounting Standards Codification (ASC) Subtopic 985-605. In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) Number 2009-14, "Certain Revenue Arrangements That Include Software Elements," which amended ASC Subtopic 985-605. This ASU removes tangible products containing software components and non-software components that function together to deliver the product's essential functionality from the scope of the software revenue recognition rules. In the case of the Company's hardware products with embedded software, the Company has determined that the hardware and software components function together to deliver the product's essential functionality, and therefore, the revenue from the sale of these products no longer falls within the scope of the software revenue recognition rules. Revenue from the sale of software-only products remains within the scope of the software revenue recognition rules. Maintenance and support, training, consulting, and installation services no longer fall within the scope of the software revenue recognition rules, except when they are sold with and relate to a software-only product. Revenue recognition for products that no longer fall under the scope of the software revenue recognition rules is similar to that for other tangible products. ASU Number 2009-13, "Multiple-Deliverable Revenue Arrangements," which amended ASC Topic 605 and was also issued in October 2009, is applicable for multiple-deliverable revenue arrangements. ASU 2009-13 allows companies to allocate revenue in a multiple-deliverable arrangement in a manner that better reflects the transaction's economics. ASU 2009-13 and 2009-14 are effective for revenue arrangements entered into or materially modified in the Company's fiscal year 2011, however, early adoption is permitted and the Company elected to adopt the provisions of these amendments as of January 1, 2010.

Under the software revenue recognition rules, the fee from a multiple-deliverable arrangement is allocated to each of the undelivered elements based upon vendor-specific objective evidence (VSOE), which is limited to the price charged when the same deliverable is sold separately, with the residual value from the arrangement allocated to the delivered element. The portion of the fee that is allocated to each deliverable is then recognized as revenue when the criteria for revenue recognition are met with respect to that deliverable. If VSOE does not exist for all of the undelivered elements, then all revenue from the arrangement is typically deferred until all elements have been delivered to the customer. All revenue arrangements negotiated prior to January 1, 2010, and the sale of all software-only products and

NOTE 1: Summary of Significant Accounting Policies (continued)

associated services, have been accounted for under this guidance during the year ended December 31, 2010.

Under the revenue recognition rules for tangible products as amended by ASU 2009-13, the fee from a multiple-deliverable arrangement is allocated to each of the deliverables based upon their relative selling prices as determined by a selling-price hierarchy. A deliverable in an arrangement qualifies as a separate unit of accounting if the delivered item has value to the customer on a stand-alone basis. A delivered item that does not qualify as a separate unit of accounting is combined with the other undelivered items in the arrangement and revenue is recognized for those combined deliverables as a single unit of accounting. The selling price used for each deliverable is based upon VSOE if available, third-party evidence (TPE) if VSOE is not available, and best estimate of selling price (BESP) if neither VSOE nor TPE are available. TPE is the price of the Company's or any competitor's largely interchangeable products or services in stand-alone sales to similarly-situated customers. BESP is the price at which the Company would sell the deliverable if it were sold regularly on a stand-alone basis, considering market conditions and entity-specific factors. All revenue arrangements negotiated after January 1, 2010, excluding the sale of all software-only products and associated services, have been accounted for under this guidance during the year ended December 31, 2010.

The selling prices used in the relative selling price allocation method (1) for certain of the Company's services are based upon VSOE, (2) for third-party accessories available from other vendors are based upon TPE, and (3) for hardware products with embedded software, custom accessories, and services for which VSOE does not exist are based upon BESP. The Company does not believe TPE exists for these products and services because they are differentiated from competing products and services in terms of functionality and performance and there are no competing products or services that are largely interchangeable. For the Company's Modular Vision Systems Division (MVSD), BESP has been established for each product line within each major region, and for the Company's Surface Inspection Systems Division (SISD), BESP has been established for each major industry. Management establishes BESP with consideration for market conditions, such as the impact of competition and geographic considerations, and entity-specific factors, such as the cost of the product and the division's profit objectives. Management believes that BESP is reflective of reasonable pricing of that deliverable as if priced on a stand-alone basis.

Since all of the Company's revenue prior to the adoption of ASU 2009-14 fell within the scope of the software revenue recognition rules and the Company has only established VSOE for certain services, revenue in a multiple-deliverable arrangement involving products was frequently deferred until the last item was delivered. The adoption of ASU 2009-13 and 2009-14 results in earlier revenue recognition in multiple-deliverable arrangements involving the Company's hardware products with embedded software because revenue can be recognized for each of these deliverables based upon their relative selling prices as defined above. In the year ended December 31, 2010, revenue was $3,008,000 higher than it would have been if ASU 2009-13 and 2009-14 had not been adopted.

The Company's products are sold directly to end users, as well as to resellers including original equipment manufacturers (OEMs), distributors, and integrators. Revenue is recognized upon delivery of the product to the reseller, assuming all other revenue recognition criteria have been met. The Company establishes reserves against revenue for potential product returns, since the amount of future returns can be reasonably estimated based upon experience. These reserves have historically been immaterial.

Amounts billed to customers related to shipping and handling, as well as reimbursements received from customers for out-of-pocket expenses, are classified as revenue, with the associated costs included in cost of revenue.

NOTE 1: Summary of Significant Accounting Policies (continued)

Research and Development

Research and development costs for internally-developed or acquired products are expensed when incurred until technological feasibility has been established for the product. Thereafter, all software costs are capitalized until the product is available for general release to customers. The Company determines technological feasibility at the time the product reaches beta in its stage of development. Historically, the time incurred between beta and general release to customers has been short, and therefore, the costs have been insignificant. As a result, the Company has not capitalized software costs associated with internally-developed products.

Advertising Costs

Advertising costs are expensed as incurred and totaled $1,402,000 in 2010, $856,000 in 2009, and $1,354,000 in 2008.

Stock-Based Compensation

The Company's share-based payments that result in compensation expense consist solely of stock option grants. The Company has reserved a specific number of shares of its authorized but unissued shares for issuance upon the exercise of stock options. When a stock option is exercised, the Company issues new shares from this pool. The fair values of stock options granted after January 1, 2006 were estimated on the grant date using a binomial lattice model. The fair values of options granted prior to January 1, 2006 were estimated using the Black-Scholes option pricing model. The Company believes that a binomial lattice model results in a better estimate of fair value because it identifies patterns of exercises based upon triggering events, tying the results to possible future events instead of a single path of actual historical events. Management is responsible for determining the appropriate valuation model and estimating these fair values, and in doing so, considered a number of factors, including information provided by an outside valuation advisor.

The Company recognizes compensation expense using the graded attribution method, in which expense is recognized on a straight-line basis over the service period for each separately vesting portion of the stock option as if the option was, in substance, multiple awards. The amount of compensation expense recognized at the end of the vesting period is based upon the number of stock options for which the requisite service has been completed. No compensation expense is recognized for options that are forfeited for which the employee does not render the requisite service. The term "forfeitures" is distinct from "expirations" and represents only the unvested portion of the surrendered option. The Company applies estimated forfeiture rates to its unvested options to arrive at the amount of compensation expense that should be recognized over the requisite service period. At the end of each separately vesting portion of an option, the expense that was recognized by applying the estimated forfeiture rate is compared to the expense that should be recognized based upon the employee's service, and a credit to expense is recorded related to those employees that have not rendered the requisite service.

Taxes

The Company recognizes a tax position in its financial statements when that tax position, based solely upon its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. Those tax positions failing to qualify for initial recognition are recognized in the first interim period in which they meet the more likely than not standard, or are resolved through negotiation or litigation with the taxing authority, or upon expiration of the statutes of limitations. Derecognition of a tax position that was previously recognized occurs when an entity subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained.

NOTE 1: Summary of Significant Accounting Policies (continued)

Only the portion of the liability that is expected to be paid within one year is classified as a current liability. As a result, liabilities expected to be resolved without the payment of cash (e.g., resolution due to the expiration of the statutes of limitations) or are not expected to be paid within one year are not classified as current. It is the Company's policy to record estimated interest and penalties as income tax expense and tax credits as a reduction in income tax expense.

Deferred tax assets and liabilities are determined based upon the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Sales tax in the United States and similar taxes in other jurisdictions that are collected from customers and remitted to government authorities are presented on a gross basis (i.e., a receivable from the customer with a corresponding payable to the government). Amounts collected from customers and retained by the Company during tax holidays are recognized as nonoperating income when earned.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period plus potential dilutive common shares. Dilutive common equivalent shares consist of stock options and are calculated using the treasury stock method. Common equivalent shares do not qualify as participating securities. In periods where the Company records a cumulative net loss, potential common stock equivalents are not included in the calculation of diluted net loss per share.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss consists of foreign currency translation adjustments, net of tax, of $7,675,000 and $2,326,000 as of December 31, 2010 and 2009, respectively; net unrealized losses on available-for-sale investments, net of tax, of $271,000 and unrealized gains on available-for-sale investments, net of tax, of $236,000 as of December 31, 2010 and 2009, respectively; and losses on currency swaps, net of gains on long-term intercompany loans, net of tax, of $1,271,000 as of December 31, 2010 and 2009.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments, and trade receivables. The Company has certain domestic and international cash balances that exceed the insured limits set by the Federal Deposit Insurance Corporation (FDIC) in the United States and equivalent regulatory agencies in foreign countries. The Company primarily invests in investment-grade debt securities and has established guidelines relative to credit ratings, diversification, and maturities of its debt securities that maintain safety and liquidity. The Company has not experienced any significant realized losses on its debt securities.

The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company has not experienced any significant losses related to the collection of its accounts receivable.

NOTE 1: Summary of Significant Accounting Policies (continued)

A significant portion of the Company's MVSD inventory is manufactured by third-party contractors. The Company is dependent upon these contractors to provide quality product and meet delivery schedules. The Company engages in extensive product quality programs and processes, including actively monitoring the performance of its third-party manufacturers.

Derivative Instruments

Derivative instruments are recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current operations or in shareholders' equity as other comprehensive income (loss), depending upon whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Hedges of underlying exposures are designated and documented at the inception of the hedge and are evaluated for effectiveness quarterly. The Company does not engage in foreign currency speculation and these derivative instruments are not subject to effective hedge accounting.

NOTE 2: Fair Value Measurements

Financial Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

The following table summarizes the financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets:		
Money market instruments	$6,553	$ -
Treasury bills	2,494	-
Municipal bonds	-	110,251
Corporate bonds	-	71,305
Agency bonds	9,018	27,986
Sovereign bonds	-	19,350
Covered bonds	-	3,541
Currency forward contracts	83	-
Liabilities:		
Currency forward contracts	125	-

The majority of the Company's investments are reported at fair value based upon model-driven valuations in which all significant inputs are observable or can be derived from or corroborated by observable market data for substantially the full term of the asset, and are therefore classified as Level 2 investments. These investments are priced daily by a large, third-party pricing service. The service maintains regular contact with market makers, brokers, dealers, and analysts to gather information on market movement, direction, trends, and other specific data. They use this information to structure yield curves for various types of debt securities and arrive at the current day's valuations. Some of the Company's U.S. agency bonds, U.S. treasury bills, and money market instruments are reported at fair value based upon the daily market price for identical assets in active markets, and are therefore classified as Level 1. The Company did not record an other-than-temporary impairment of investments in 2010, 2009, or 2008.

The Company's forward contracts are reported at fair value based upon quoted U.S. Dollar foreign currency exchange rates, and are therefore classified as Level 1.

NOTE 2: Fair Value Measurements (continued)

Financial Assets that are Measured at Fair Value on a Non-recurring Basis

The Company has an interest in a limited partnership, which is accounted for using the cost method and is measured at fair value on a non-recurring basis. The fair value of the Company's limited partnership interest is based upon valuations of the partnership's investments as determined by the General Partner. Publicly-traded investments in active markets are reported at the market closing price less a discount, as appropriate, to reflect restricted marketability. Fair value for private investments for which observable market prices in active markets do not exist is based upon the best information available including the value of a recent financing, reference to observable valuation measures for comparable companies (such as revenue multiples), public or private transactions (such as the sale of a comparable company), and valuations for publicly-traded comparable companies. The amount determined to be fair value also incorporates the General Partner's own judgment and close familiarity with the business activities of each portfolio company. Management monitors the carrying value of this investment compared to its fair value to determine if an other-than-temporary impairment has occurred. If a decline in fair value is considered to be other-than-temporary, an impairment charge would be recorded to reduce the carrying value of the asset to its fair value. The portfolio consists of securities of public and private companies, and consequently, inputs used in the fair value calculation are classified as Level 3. The Company did not record an other-than-temporary impairment of this asset in 2010, 2009, or 2008.

Non-financial Assets that are Measured at Fair Value on a Non-recurring Basis

Non-financial assets such as goodwill, intangible assets, and property, plant, and equipment are measured at fair value only when an impairment loss is recognized. The Company did not record an impairment charge related to these assets in 2010. Intangible asset impairment charges of $1,000,000 and $1,500,000 were recorded during 2009 and 2008, respectively.

In the first quarter of 2009, the Company determined that the intangible asset related to Siemens Customer Relationships was impaired, which required the Company to measure the asset at fair value. The Company estimated the fair value of this asset using the income approach on a discounted cash flow basis. The fair value test indicated the Siemens Customer Relationships had a fair value of $300,000 as of April 5, 2009 compared to a carrying value of $1,300,000, resulting in an impairment charge of $1,000,000. The following table presents the Company's fair value hierarchy for the Siemens Customer Relationships as of April 5, 2009, which was the date of the fair value measurement (in thousands):

	Significant Unobservable Inputs (Level 3)	Total	Total Loss
Siemens Customer Relationships	$300	$300	$(1,000)

The significant inputs in the discounted cash flow analysis included an estimate of revenue streams from the customers obtained in the acquisition and estimates of expenses attributable to the revenue stream. The estimate of revenue streams from the customers obtained in the acquisition was based upon actual revenue streams from these customers in the first quarter of 2009, as well as input from the Company's sales and marketing personnel who interact with these customers. Estimates of expenses attributable to the revenue stream were based upon the Company's historical expense levels. The discount rate used in the discounted cash flow analysis was not a significant input to the analysis due to the short time frame of the revenue stream.

In the third quarter of 2008, the Company determined that the intangible asset related to DVT OEM Customer Relationships was impaired, which required the Company to measure the asset at fair value. The Company estimated the fair value of the asset using the income approach on a discounted cash flow basis. The fair value test indicated the DVT OEM Customer Relationships had a fair value of $1,900,000 as

NOTE 2: Fair Value Measurements (continued)

of September 28, 2008 compared to a carrying value of $3,400,000 resulting in an impairment charge of $1,500,000. The following table presents the Company's fair value hierarchy for the DVT OEM Customer Relationships as of September 28, 2008, which was the date of the fair value measurement (in thousands):

	Significant Unobservable Inputs (Level 3)	Total	Total Loss
DVT OEM Customer Relationships	$1,900	$1,900	$(1,500)

The significant inputs in the discounted cash flow analysis included an estimate of revenue streams from the customers obtained in the acquisition and estimates of expenses attributable to the revenue stream. The estimate of revenue streams from the customers obtained in the acquisition was based upon historical revenue streams from these customers, as well as input from the Company's sales and marketing personnel who interact with these customers. Estimates of expenses attributable to the revenue stream were based upon the Company's historical expense levels.

NOTE 3: Cash, Cash Equivalents, and Investments

Cash, cash equivalents, and investments consisted of the following (in thousands):

	December 31,	
	2010	2009
Cash	$ 26,650	$ 45,833
Money market instruments	6,553	73,998
Cash and cash equivalents	33,203	119,831
Treasury bills	2,494	-
Municipal bonds	75,457	55,563
Corporate bonds	34,543	-
Agency bonds	15,979	-
Sovereign bonds	19,350	-
Short-term investments	147,823	55,563
Municipal bonds	34,794	18,767
Corporate bonds	36,762	-
Agency bonds	21,025	-
Covered bonds	3,541	-
Limited partnership interest (accounted for using cost method)	5,933	7,866
Long-term investments	102,055	26,633
	$ 283,081	$ 202,027

The Company's cash balance included foreign bank balances totaling $23,639,000 and $108,114,000 as of December 31, 2010 and 2009, respectively.

During the second quarter of 2010, the Board of Directors approved a change to the Company's investment policy to allow management to invest a significant amount of cash held by its international entities in debt securities. As of December 31, 2010, the Company's portfolio consisted of treasury bills, municipal bonds, corporate bonds, sovereign bonds, agency bonds, and covered bonds. Treasury bills consist of debt securities issued by the U.S. government; municipal bonds consist of debt securities issued

NOTE 3: Cash, Cash Equivalents, and Investments (continued)

by state and local government entities; corporate bonds consist of debt securities issued by both international and domestic companies; sovereign bonds consist of direct debt issued by international governments (Germany and the Netherlands as of December 31, 2010); agency bonds consist of domestic or foreign obligations of government agencies and government sponsored enterprises that have government backing; and covered bonds consist of debt securities backed by governments, mortgages, or public sector loans.

The following table summarizes the Company's available-for-sale investments as of December 31, 2010 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term:				
Treasury bills	$ 2,493	$ 1	$ -	$ 2,494
Municipal bonds	75,424	47	(14)	75,457
Corporate bonds	34,590	4	(51)	34,543
Agency bonds	15,999	3	(23)	15,979
Sovereign bonds	19,340	18	(8)	19,350
Long-term:				
Municipal bonds	34,880	35	(121)	34,794
Corporate bonds	36,956	9	(203)	36,762
Agency bonds	21,050	42	(67)	21,025
Covered bonds	3,550	-	(9)	3,541
	$ 244,282	**$ 159**	**$ (496)**	**$ 243,945**

The following table summarizes the Company's gross unrealized losses and fair value for available-for-sale investments in an unrealized loss position as of December 31, 2010 (in thousands):

	Fair Value	Unrealized Losses
Municipal bonds	$ 80,801	$(135)
Corporate bonds	61,503	(254)
Agency bonds	26,277	(90)
Sovereign bonds	10,699	(8)
Covered bonds	3,541	(9)
	$182,821	**$(496)**

As of December 31, 2010, the Company did not recognize an other-than-temporary impairment as these investments have been in a continuous unrealized loss position for less than twelve months and the Company has the ability to hold these investments to maturity. The Company recorded gross realized gains on the sale of debt securities totaling $7,000 in 2010, $19,000 in 2009, and $121,000 in 2008. Losses were immaterial in 2010, 2009, and 2008.

NOTE 3: Cash, Cash Equivalents, and Investments (continued)

The following table presents the effective maturity dates of the Company's available-for-sale investments as of December 31, 2010 (in thousands):

	<1 Year	2 Years	3 Years	4 Years	Total
Treasury bills	$ 2,494	$ -	$ -	$ -	$ 2,494
Municipal bonds	75,457	23,453	9,222	2,119	110,251
Corporate bonds	34,543	12,729	20,504	3,529	71,305
Agency bonds	15,979	12,500	8,525	-	37,004
Sovereign bonds	19,350	-	-	-	19,350
Covered bonds	-	-	3,541	-	3,541
	$ 147,823	**$ 48,682**	**$ 41,792**	**$ 5,648**	**$ 243,945**

In June 2000, the Company became a Limited Partner in Venrock Associates III, L.P. (Venrock), a venture capital fund. A Director of the Company was a General Partner of Venrock Associates through December 31, 2009. The Company has committed to a total investment in the limited partnership of up to $20,500,000, with an expiration date of December 31, 2013. As of December 31, 2010, the Company contributed $19,886,000 to the partnership. The remaining commitment of $614,000 can be called by Venrock at any time before December 31, 2013. No contributions were made during 2010; however, the Company received distributions of $1,935,000 during 2010, which were accounted for as a return of capital. Distributions are received and contributions are requested at the discretion of Venrock's management. As of December 31, 2010, the carrying value of this investment was $5,933,000 compared to an estimated fair value, as determined by the General Partner, of $6,860,000.

NOTE 4: Inventories

Inventories consisted of the following (in thousands):

	December 31, 2010	December 31, 2009
Raw materials	**$14,791**	$10,405
Work-in-process	**2,051**	652
Finished goods	**5,875**	5,775
	$22,717	$16,832

NOTE 5: Property, Plant, and Equipment

Property, plant, and equipment consisted of the following (in thousands):

	December 31, 2010	December 31, 2009
Land	**$ 3,951**	$ 3,951
Buildings	**18,371**	18,371
Building improvements	**10,632**	10,021
Leasehold improvements	**4,038**	3,259
Computer hardware and software	**23,595**	21,642
Manufacturing test equipment	**10,093**	9,744
Furniture and fixtures	**3,757**	3,545
	74,437	70,533
Less: accumulated depreciation	**(44,841)**	(41,957)
	$ 29,596	$ 28,576

The cost and related accumulated depreciation of certain fully-depreciated property, plant, and equipment totaling $2,263,000 and $4,327,000 were removed from the accounts during 2010 and 2009, respectively.

Buildings include rental property with a cost basis of $5,750,000 as of December 31, 2010 and 2009, and accumulated depreciation of $2,037,000 and $1,890,000 as of December 31, 2010 and 2009, respectively.

NOTE 6: Intangible Assets

Amortized intangible assets consisted of the following (in thousands):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Year Ended December 31, 2010			
Distribution networks	**$ 38,060**	**$ 18,621**	**$ 19,439**
Customer contracts and relationships	**14,937**	**12,087**	**2,850**
Completed technologies	**4,350**	**3,800**	**550**
Other	**750**	**459**	**291**
	$ 58,097	**$ 34,967**	**$ 23,130**
Year Ended December 31, 2009			
Distribution networks	$ 38,060	$ 15,334	$ 22,726
Customer contracts and relationships	15,432	11,639	3,793
Completed technologies	4,350	2,886	1,464
Other	750	396	354
	$ 58,592	$ 30,255	$ 28,337

Aggregate amortization expense was $5,124,000 in 2010, $5,879,000 in 2009, and $8,133,000 in 2008. Amortization expense included impairment charges of $1,000,000 and $1,500,000 in 2009 and 2008,

NOTE 6: Intangible Assets (continued)

respectively. No impairment charges were recorded in 2010. Estimated amortization expense for each of the five succeeding fiscal years and thereafter is as follows (in thousands):

Year Ending December 31,	Amount
2011	$ 4,211
2012	4,151
2013	3,796
2014	3,650
2015	3,616
Thereafter	3,706
	$ 23,130

In March 2003, the Company acquired the wafer identification business of Siemens Dematic AG, a subsidiary of Siemens AG and leading supplier of wafer identification systems to semiconductor manufacturers in Europe. A portion of the purchase price was allocated to an intangible asset for relationships with a group of customers (Siemens Customer Relationships) reported under the MVSD segment. In the first quarter of 2009, the Company's wafer identification business decreased dramatically from the levels experienced in 2008 and it became apparent that a recovery was unlikely to happen before the end of the year. The Company determined that this significant decrease in business was a "triggering event" that required the Company to perform an impairment test of the Siemens Customer Relationships. The Company estimated the fair value of the Siemens Customer Relationships using the income approach on a discounted cash flow basis. The fair value test indicated the Siemens Customer Relationships had a fair value of $300,000 as of April 5, 2009, compared to a carrying value of $1,300,000, resulting in an impairment charge of $1,000,000 recorded in the first quarter of 2009, which is included in "Selling, general, and administrative expenses" on the Consolidated Statements of Operations in 2009. The Company has been amortizing the remaining $300,000 asset over its remaining life on a straight-line basis.

In May 2005, the Company acquired all of the outstanding shares of DVT Corporation, a provider of low-cost, easy-to-use vision sensors. A portion of the purchase price was allocated to an intangible asset for relationships with a group of original equipment manufacturers (DVT OEM Customer Relationships) reported under the MVSD segment. In the third quarter of 2008, the Company was notified by a significant OEM customer of its plans to discontinue its relationship with the Company. The Company determined the loss of this customer was a "triggering event" that required the Company to perform an impairment test of the DVT OEM Customer Relationships. The Company estimated the fair value of the DVT OEM Customer Relationships using the income approach on a discounted cash flow basis. The fair value test indicated the DVT OEM Customer Relationships had a fair value of $1,900,000 as of September 28, 2008 compared to a carrying value of $3,400,000 resulting in an impairment charge of $1,500,000, which was included in "Selling, general, and administrative expenses" on the Consolidated Statements of Operations in 2008. The Company has been amortizing the remaining $1,500,000 asset over its remaining life on a straight-line basis.

NOTE 7: Goodwill

The Company has two reporting units with goodwill, the Modular Vision Systems Division (MVSD) and the Surface Inspection Systems Division (SISD), which are also reportable segments.

NOTE 7: Goodwill (continued)

The changes in the carrying value of goodwill were as follows (in thousands):

	MVSD	SISD	Consolidated
Balance as of December 31, 2008	$ 77,767	$ 2,998	$ 80,765
Acquisition of web monitoring business (Note 20)	-	1,692	1,692
Foreign currency exchange rate changes	73	74	147
Balance as of December 31, 2009	77,840	4,764	82,604
Foreign currency exchange rate changes	**(198)**	**(202)**	**(400)**
Balance as of December 31, 2010	**$ 77,642**	**$ 4,562**	**$ 82,204**

The Company prepared its annual goodwill analysis as of October 4, 2010 and concluded that no impairment charge was required as of that date. At that date, the fair value of the MVSD unit exceeded its carrying value by approximately 208%, while the fair value of the SISD unit exceeded its carrying value by approximately 119%.

NOTE 8: Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,	
	2010	2009
Company bonuses	**$ 7,354**	$ 95
Salaries, commissions, and payroll taxes	**5,765**	5,346
Vacation	**3,699**	3,347
Japanese retirement allowance	**3,204**	2,626
Warranty obligations	**1,985**	1,377
Consumption taxes	**1,858**	809
Other	**5,481**	5,211
	$ 29,346	$ 18,811

The changes in the warranty obligation were as follows (in thousands):

Balance as of December 31, 2008	$ 1,657
Provisions for warranties issued during the period	1,212
Fulfillment of warranty obligations	(1,523)
Foreign exchange rate changes	31
Balance as of December 31, 2009	$ 1,377
Provisions for warranties issued during the period	**2,141**
Fulfillment of warranty obligations	**(1,506)**
Foreign exchange rate changes	**(27)**
Balance as of December 31, 2010	**$ 1,985**

NOTE 9: Commitments and Contingencies

Commitments

As of December 31, 2010, the Company had outstanding purchase orders totaling $6,585,000 to purchase inventory from various vendors. Certain of these purchase orders may be canceled by the Company, subject to cancellation penalties. These purchase commitments relate to expected sales in 2011.

The Company conducts certain of its operations in leased facilities. These lease agreements expire at various dates through 2016 and are accounted for as operating leases. Certain of these leases contain renewal options, retirement obligations, escalation clauses, rent holidays, and leasehold improvement incentives. Annual rental expense totaled $5,190,000 in 2010, $6,574,000 in 2009, and $6,705,000 in 2008. Future minimum rental payments under these agreements are as follows (in thousands):

Year Ending December 31,	Amount
2011	$ 3,949
2012	2,503
2013	1,663
2014	1,152
2015	693
Thereafter	383
	$ 10,343

The Company owns buildings adjacent to its corporate headquarters that are currently occupied with tenants who have lease agreements that expire at various dates through 2017. Annual rental income totaled $607,000 in 2010, $645,000 in 2009, and $1,104,000 in 2008. Rental income and related expenses are included in "Other income (expense)" on the Consolidated Statements of Operations. Future minimum rental receipts under non-cancelable lease agreements are as follows (in thousands):

Year Ending December 31,	Amount
2011	$ 715
2012	718
2013	460
2014	491
2015	369
Thereafter	464
	$ 3,217

Contingencies

In May 2008, Microscan Systems, Inc. filed a complaint against the Company in the United States District Court for the Western District of Washington alleging infringement of U.S. Patent No. 6.105.869 owned by Microscan Systems, Inc. The complaint alleges that certain of the Company's DataMan 100 and 700 series products infringe the patent in question. In November 2008, the Company filed an answer and counterclaim alleging that the Microscan patent was invalid and not infringed, and asserting a claim for infringement of U.S. Patent No. 6.636.298. Following a court-ordered mediation in September 2010, the parties agreed to a confidential settlement of this matter prior to trial. This settlement was not material to the Company's financial results and the matter is now closed.

In May 2008, the Company filed a complaint against MvTec Software GmbH, MvTec LLC, and Fuji America Corporation in the United States District Court for the District of Massachusetts alleging infringement of

NOTE 9: Commitments and Contingencies (continued)

certain patents owned by the Company. In April 2009 and again in June 2009, Defendant MvTec Software GmbH filed re-examination requests of the patents-at-issue with the United States Patent and Trademark Office. This matter is ongoing.

In May 2009, the Company pre-filed a complaint with the United States International Trade Commission (ITC) pursuant to Section 337 of the Tariff Act of 1930, as amended, 19 U.S.C. § 1337, against MvTec Software GmbH, MvTec LLC, Fuji America, and several other respondents alleging unfair methods of competition and unfair acts in the unlawful importation into the United States, sale for importation, or sale within the United States after importation. By this filing, the Company requested the ITC to investigate the Company's contention that certain machine vision software, machine vision systems, and products containing the same infringe, and respondents directly infringe and/or actively induce and/or contribute to the infringement in the United States, of one or more of the Company's U.S. patents. In July 2009, the ITC issued an order that it would institute an investigation based upon the Company's assertions. In September 2009, the Company reached a settlement with two of the respondents, and in December 2009, the Company reached a settlement with five additional respondents. In March 2010, the Company reached a settlement with respondent Fuji Machine Manufacturing Co., Ltd. and its subsidiary Fuji America Corporation. These settlements did not have a material impact on the Company's financial results. An ITC hearing was held in May 2010. In July 2010, the Administrative Law Judge issued an initial determination finding two of the Company's patents invalid and that respondents did not infringe the patents-at-issue. In September 2010, the Commission issued a notice that it would review the initial determination of the Administrative Law Judge. The ITC issued its Final Determination in November 2010 in which it determined to modify-in-part and affirm-in-part the Administrative Law Judge's determination, and terminate the investigation with a finding of no violation of Section 337 of the Tariff Act of 1930 (as amended 19 U.S.C. § 1337). The Company has filed an appeal of the decision with the United States Court of Appeals for the Federal Circuit.

The Company cannot predict the outcome of the above-referenced pending matters and an adverse resolution of these lawsuits could have a material adverse effect on the Company's financial position, liquidity, results of operations, and/or indemnification obligations. In addition, various other claims and legal proceedings generally incidental to the normal course of business are pending or threatened on behalf of or against the Company. While we cannot predict the outcome of these incidental matters, we believe that any liability arising from them will not have a material adverse effect on our financial position, liquidity, or results of operations.

NOTE 10: Indemnification Provisions

Except as limited by Massachusetts law, the by-laws of the Company require it to indemnify certain current or former directors, officers, and employees of the Company against expenses incurred by them in connection with each proceeding in which he or she is involved as a result of serving or having served in certain capacities. Indemnification is not available with respect to a proceeding as to which it has been adjudicated that the person did not act in good faith in the reasonable belief that the action was in the best interests of the Company. The maximum potential amount of future payments the Company could be required to make under these provisions is unlimited. The Company has never incurred significant costs related to these indemnification provisions. As a result, the Company believes the estimated fair value of these provisions is minimal.

In the ordinary course of business, the Company may accept standard limited indemnification provisions in connection with the sale of its products, whereby it indemnifies its customers for certain direct damages incurred in connection with third-party patent or other intellectual property infringement claims with respect to the use of the Company's products. The term of these indemnification provisions generally coincides with the customer's use of the Company's products. The maximum potential amount of future payments

NOTE 10: Indemnification Provisions (continued)

the Company could be required to make under these provisions is generally subject to fixed monetary limits. The Company has never incurred significant costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the Company believes the estimated fair value of these provisions is minimal.

In the ordinary course of business, the Company also accepts limited indemnification provisions from time to time, whereby it indemnifies customers for certain direct damages incurred in connection with bodily injury and property damage arising from the installation of the Company's products. The term of these indemnification provisions generally coincides with the period of installation. The maximum potential amount of future payments the Company could be required to make under these provisions is generally limited and is likely recoverable under the Company's insurance policies. As a result of this coverage, and the fact that the Company has never incurred significant costs to defend lawsuits or settle claims related to these indemnification provisions, the Company believes the estimated fair value of these provisions is minimal.

NOTE 11: Derivative Instruments

The Company is exposed to certain risks relating to its ongoing business operations including foreign currency exchange rate risk and interest rate risk. The Company currently mitigates certain foreign currency exchange rate risks with derivative instruments. The Company does not currently manage its interest rate risk with derivative instruments.

The Company faces exposure to exchange rate fluctuations, as a significant portion of its revenues, expenses, assets, and liabilities are denominated in currencies other than the functional currencies of the Company's subsidiaries or the reporting currency of the Company, which is the U.S. Dollar. The Company faces two types of foreign currency exchange rate exposures:

- transactional currency/functional currency exchange rate exposures from transactions that are denominated in currencies other than the functional currency of the subsidiary (for example, a U.S. Dollar receivable on the Company's Irish subsidiary's books for which the functional currency is the Euro), and
- functional currency/reporting currency exchange rate exposures from transactions that are denominated in currencies other than the U.S. Dollar, which is the reporting currency of the Company.

The Company currently uses derivative instruments to provide an economic hedge against its transactional currency/functional currency exchange rate exposures. Forward contracts on currencies are entered into to manage the transactional currency/functional currency exposure of the Company's Irish subsidiary's accounts receivable denominated in U.S. dollars and intercompany receivables denominated in Japanese Yen. In prior periods and the first half of 2010, forward contracts were also utilized to manage the exposure of the Irish subsidiary's tax deposit and accounts receivable denominated in Japanese Yen. In the second half of 2010, the Japan tax deposit was refunded and accounts receivable from Japanese customers began to be recorded on the Company's Japanese subsidiary's books, thereby eliminating these exposures. These forward contracts are used to minimize foreign currency gains or losses, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures.

These forward contracts do not qualify for hedge accounting. Both the underlying exposures and the forward contracts are recorded at fair value on the Consolidated Balance Sheets and changes in fair value are reported as "Foreign currency gain (loss)" on the Consolidated Statements of Operations. The Company recorded net foreign currency losses of $328,000 and $1,265,000 as of December 31, 2010 and December 31, 2009, respectively, and a net foreign currency gain of $2,497,000 as of December 31, 2008.

NOTE 11: Derivative Instruments (continued)

As of December 31, 2010, the Company had the following outstanding forward contracts that were entered into to mitigate foreign currency exchange rate risk:

Currency	Amount
Japanese Yen/Euro	750,000,000 Japanese Yen
U.S. Dollar/Euro	8,490,000 U.S. Dollars

Information regarding the fair value of the forward contracts outstanding as of December 31, 2010 and December 31, 2009 was as follows (in thousands):

	Asset Derivatives			Liability Derivatives		
	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value	
		December 31, 2010	December 31, 2009		**December 31, 2010**	December 31, 2009
Currency forward contracts....	Prepaid expenses and other current assets	**$83**	$111	Accrued expenses	**$125**	$301

Information regarding the effect of the forward contracts, net of the underlying exposures, on the Consolidated Statements of Operations for each of the periods presented was as follows (in thousands):

	Location of Gain (Loss) Recognized in Income on Derivative	Amount of Gain (Loss) Recognized In Income on Derivative Year ended December 31,		
		2010	2009	2008
Currency forward contracts....	Foreign currency gain (loss)	**$62**	$(526)	$1,317

NOTE 12: Shareholders' Equity

Preferred Stock

The Company has 400,000 shares of authorized but unissued $.01 par value preferred stock.

Common Stock

Each outstanding share of common stock entitles the record holder to one vote on all matters submitted to a vote of the Company's shareholders. Common shareholders are also entitled to dividends when and if declared by the Company's Board of Directors.

Shareholder Rights Plan

The Company has adopted a Shareholder Rights Plan, the purpose of which is, among other things, to enhance the Board of Director's ability to protect shareholder interests and to ensure that shareholders receive fair treatment in the event any coercive takeover attempt of the Company is made in the future. The Shareholder Rights Plan could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, the Company or a large block of the Company's common stock. The following summary description of the Shareholder Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Company's Shareholder Rights Plan, which has been previously filed with the Securities and Exchange Commission as an exhibit to a Registration Statement on Form 8-A filed on December 5, 2008.

NOTE 12: Shareholders' Equity (continued)

In connection with the adoption of the Shareholder Rights Plan, the Board of Directors of the Company declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of common stock to shareholders of record as of the close of business on December 5, 2008. The Rights currently are not exercisable and are attached to and trade with the outstanding shares of common stock. Under the Shareholder Rights Plan, the Rights become exercisable if a person becomes an "acquiring person" by acquiring 15% or more of the outstanding shares of common stock or if a person commences a tender offer that would result in that person owning 15% or more of the common stock. If a person becomes an "acquiring person," each holder of a Right (other than the acquiring person) would be entitled to purchase, at the then-current exercise price, such number of shares of the Company's preferred stock which are equivalent to shares of common stock having twice the exercise price of the Right. If the Company is acquired in a merger or other business combination transaction after any such event, each holder of a Right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's common stock having a value of twice the exercise price of the Right.

Stock Repurchase Program

In April 2008, the Company's Board of Directors authorized the repurchase of $50,000,000 of the Company's common stock. As of December 31, 2010, the Company had repurchased 1,038,797 shares at a cost of $20,000,000 under this program. The Company did not purchase any shares under this program during 2010 or 2009. The Company may repurchase shares under this program in future periods depending upon a variety of factors, including, among other things, the stock price, share availability, and cash reserve requirements.

Employee Stock Purchase Plan

Under the Company's Employee Stock Purchase Plan (ESPP), which expired December 31, 2009, employees who completed six months of continuous employment with the Company could purchase common stock semi-annually at 95% of the fair market value of the stock on the last day of the purchase period through accumulation of payroll deductions. Employees were required to hold common stock purchased under the ESPP for a period of three months from the date of purchase. Shares purchased under the ESPP totaled 9,763 in 2009 and 9,695 in 2008.

NOTE 13: Stock-Based Compensation

Stock Option Plans

As of December 31, 2010, the Company had 7,957,900 shares available for grant under two stock option plans: the 2001 General Stock Option Plan (6,235,790) and the 2007 Stock Option and Incentive Plan (1,722,110). Each of these plans expires ten years from the date the plan was approved. Generally, stock options are granted with an exercise price equal to the market value of the Company's common stock at the grant date, vest over four years based upon continuous service, and expire ten years from the grant date.

In November 2009, the Company commenced a cash tender offer for certain underwater stock options held by employees, officers, and directors. Included in the tender offer were 5,153,307 outstanding stock options having an exercise price equal to or greater than $23.00 per share. These options were granted under the Company's 2007 Stock Option and Incentive Plan, 1998 Stock Incentive Plan, as amended, and 1998 Non-Employee Director Stock Option Plan, as amended. Under the offer, eligible options with exercise prices of $23.00 and greater were eligible to receive a cash payment ranging from $0.05 to $3.42 per share.

In December 2009, options to purchase a total of 4,900,694 shares of the Company's common stock were tendered under the offer for an aggregate purchase price of $9,158,000. As a result of the tender offer, the

NOTE 13: Stock-Based Compensation (continued)

Company incurred stock-based compensation expense of $2,657,000 during the fourth quarter of 2009, representing the accelerated expense associated with unvested stock options that were tendered by employees.

The following table summarizes the Company's stock option activity for the year ended December 31, 2010:

	Shares (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2009	4,828	$20.41		
Granted	1,231	18.76		
Exercised	(1,412)	20.30		
Forfeited or expired	(329)	20.29		
Outstanding as of December 31, 2010	4,318	$20.05	6.5	40,594
Exercisable as of December 31, 2010	1,769	$21.06	4.2	$14,906

The fair values of stock options granted in each period presented were estimated using the following weighted-average assumptions:

	Year Ended December 31,		
	2010	2009	2008
Risk-free rate	3.3%	3.3%	3.9%
Expected dividend yield	1.3%	1.4%	1.7%
Expected volatility	44%	43%	42%
Expected term (in years)	5.3	4.8	6.0

Risk-free rate

The risk-free rate was based upon a treasury instrument whose term was consistent with the contractual term of the option.

Expected dividend yield

The current dividend yield was calculated by annualizing the cash dividend declared by the Company's Board of Directors for the current quarter and dividing that result by the closing stock price on the grant date. The current dividend yield was then adjusted to reflect the Company's expectations relative to future dividend declarations.

Expected volatility

The expected volatility was based upon a combination of historical volatility of the Company's common stock over the contractual term of the option and implied volatility for traded options of the Company's stock.

Expected term

The expected term was derived from the binomial lattice model from the impact of events that trigger exercises over time.

NOTE 13: Stock-Based Compensation (continued)

The weighted-average grant-date fair value of stock options granted during 2010, 2009, and 2008 was $7.33, $5.42, and $7.77, respectively.

The Company stratifies its employee population into two groups: one consisting of senior management and another consisting of all other employees. The Company currently expects that approximately 70% of its stock options granted to senior management and 65% of its options granted to all other employees will actually vest. Therefore, the Company currently applies an estimated forfeiture rate of 12% to all unvested options for senior management and a rate of 15% for all other employees. The Company revised its estimated forfeiture rates in the second quarter of 2010, and the cumulative effect of this change resulted in a reduction in compensation expense of approximately $600,000.

The total stock-based compensation expense and the related income tax benefit recognized was $3,027,000 and $996,000, respectively, in 2010, $9,223,000 and $3,070,000, respectively, in 2009, and $10,231,000 and $3,345,000, respectively, in 2008. No compensation expense was capitalized as of December 31, 2010 or December 31, 2009.

The following table details the stock-based compensation expense by caption for each period presented on the Consolidated Statements of Operations (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Product cost of revenue	**$ 206**	$ 532	$ 599
Service cost of revenue	**72**	242	517
Research, development, and engineering	**1,020**	2,163	3,067
Selling, general, and administrative	**1,729**	6,286	6,048
	$ 3,027	$ 9,223	$ 10,231

The total intrinsic value of stock options exercised for 2010, 2009, and 2008 was $10,918,000, $3,000, and $6,207,000, respectively. The total fair value of stock options vested for 2010, 2009, and 2008 was $13,159,000, $14,177,000, and $16,920,000, respectively.

As of December 31, 2010, total unrecognized compensation expense related to non-vested stock options was $6,094,000, which is expected to be recognized over a weighted-average period of 1.5 years.

NOTE 14: Employee Savings Plan

Under the Company's Employee Savings Plan, a defined contribution plan, employees who have attained age 21 may contribute up to 25% of their salary on a pre-tax basis subject to the annual dollar limitations established by the Internal Revenue Service. The Company currently contributes fifty cents for each dollar an employee contributes, with a maximum contribution of 3% of an employee's pre-tax salary. From the second quarter of 2009 through the second quarter of 2010, the Company reduced this contribution to twenty-five cents for each dollar an employee contributes, with a maximum contribution of 1.5% of an employee's pre-tax salary. This reduction was done in conjunction with the cost-cutting measures implemented by the Company at that time. Company contributions vest 20%, 40%, 60%, and 100% after two, three, four, and five years of continuous employment with the Company, respectively. Company contributions totaled $776,000 in 2010, $874,000 in 2009, and $1,192,000 in 2008. Cognex stock is not an investment alternative and Company contributions are not made in the form of Cognex stock.

NOTE 15: Taxes

Domestic income (loss) from continuing operations before taxes was income of $19,424,000 in 2010, a loss of $5,555,000 in 2009, and income of $12,831,000 in 2008. Foreign income before taxes was income of $56,679,000 in 2010, a loss of $4,821,000 in 2009, and income of $22,537,000 in 2008.

The provision (benefit) for income taxes consisted of the following (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Current:			
Federal	**$ 5,749**	$ (12,771)	$ 2,047
State	**199**	(774)	1,227
Foreign	**7,740**	1,053	5,356
	13,688	(12,492)	8,630
Deferred:			
Federal	**901**	6,434	(2,878)
State	**217**	57	(518)
Foreign	**(84)**	494	(365)
	1,034	6,985	(3,761)
	$ 14,722	$ (5,507)	$ 4,869

A reconciliation of the United States federal statutory corporate tax rate to the Company's effective tax rate was as follows:

	Year Ended December 31,		
	2010	2009	2008
Income tax provision (benefit) at federal statutory rate	**35%**	(35)%	35%
State income taxes, net of federal benefit	**1**	(2)	2
Foreign tax rate differential	**(15)**	22	(10)
Tax credit	**(1)**	(3)	(1)
Discrete tax events	**(1)**	(34)	(11)
Tax-exempt investment income	**-**	(5)	(3)
Other	**-**	4	2
Income tax provision (benefit)	**19%**	(53)%	14%

Income tax benefit allocated to discontinued operations was $143,000 in 2008. There was no benefit from discontinued operations in 2009 or 2010.

The effective tax rate for 2010 included the impact of the following discrete events: (1) a decrease in tax expense of $462,000 from the settlement of the Competent Authority case with Japan, (2) a decrease in tax expense of $151,000 from the final true-up of the prior year's tax accrual upon filing the actual tax returns, (3) a decrease in tax expense of $124,000 from the receipt of a state refund, and (4) a decrease in tax expense of $105,000 from the expiration of the statutes of limitations for certain reserves for income tax uncertainties. These discrete tax events changed the effective tax rate in 2010 from a provision of 20% to a provision of 19%. Interest and penalties included in these amounts was a decrease to tax expense of $228,000.

NOTE 15: Taxes (continued)

The effective tax rate for 2009 included the impact of the following discrete events: (1) a decrease in tax expense of $3,150,000 from the expiration of the statutes of limitations for certain reserves for income tax uncertainties, (2) a decrease in tax expense of $406,000 from the receipt of a state refund, (3) a decrease in tax expense of $51,000 from the final true-up of the prior year's tax accrual upon filing the actual tax returns and other year-end adjustments, partially offset by (4) an increase in tax expense of $72,000 resulting from the write-off of certain foreign tax credits. These discrete events changed the effective tax rate in 2009 from a benefit of 19% to a benefit of 53%. Interest and penalties included in these amounts was a decrease to tax expense of $325,000.

The effective tax rate for 2008 included the impact of the following discrete events: (1) a decrease in tax expense of $4,439,000 from the expiration of the statutes of limitations and the final settlement with the Internal Revenue Service for an audit of tax years 2003 through 2006, (2) an increase in tax expense of $237,000 from the final true-up of the prior year's tax accrual upon filing the actual tax returns, (3) an increase in tax expense of $136,000 for a capital loss reserve, and (4) an increase in tax expense of $17,000 resulting from a reduction of certain deferred state tax assets reflecting a tax rate change in Massachusetts. These discrete events changed the effective tax rate in 2008 from an expense of 25% to an expense of 14%. Interest and penalties included in these amounts was a decrease in tax expense of $733,000.

The changes in the reserve for income taxes, excluding interest and penalties, were as follows (in thousands):

Balance of reserve for income taxes as of December 31, 2008	$ 8,171
Gross amounts of increases in unrecognized tax benefits as a result of tax positions taken in prior periods	-
Gross amounts of increases in unrecognized tax benefits as a result of tax positions taken in the current period	697
Gross amounts of decreases in unrecognized tax benefits relating to settlements with taxing authorities	(5)
Gross amounts of decreases in unrecognized tax benefits as a result of the expiration of the applicable statutes of limitations	(3,508)
Balance of reserve for income taxes as of December 31, 2009	$ 5,355
Gross amounts of increases in unrecognized tax benefits as a result of tax positions taken in prior periods	**420**
Gross amounts of increases in unrecognized tax benefits as a result of tax positions taken in the current period	**606**
Gross amounts of decreases in unrecognized tax benefits relating to settlements with taxing authorities	**(2,122)**
Gross amounts of decreases in unrecognized tax benefits as a result of the expiration of the applicable statutes of limitations	**(78)**
Balance of reserve for income taxes as of December 31, 2010	**$ 4,181**

The Company's reserve for income taxes, including gross interest and penalties, was $5,361,000 and $6,741,000 as of December 31, 2010 and December 31, 2009, respectively. The amount of gross interest and penalties included in these balances was $1,180,000 and $1,386,000 as of December 31, 2010 and December 31, 2009, respectively. If the Company's tax positions were sustained or the statutes of limitations related to certain positions expired, these reserves would be released and income tax expense would be reduced in a future period.

NOTE 15: Taxes (continued)

The Company has defined its major tax jurisdictions as the United States, Ireland, and Japan, and within the United States, Massachusetts and California. The tax years 2006 through 2009 remain open to examination by various taxing authorities in the jurisdictions in which the Company operates.

During the third quarter of 2010, the Company concluded its Competent Authority tax case with Japan. A settlement was finalized between Japan and Ireland as a transfer price adjustment and no finding of a permanent establishment against the Company in Japan was noted. The Company's deposit of 766,257,300 Yen ($9,336,000) placed with Japan in 2007 was returned, plus interest. This deposit had been included in "Other assets" on the Consolidated Balance Sheets in prior periods. This Competent Authority agreement closed the Company's tax years 2002 through 2005 to future examination in Japan. The Company is currently negotiating an Advanced Pricing Agreement (APA) with Japan that will cover tax years 2006 through 2011, with a requested extension to 2012. The Company believes it is adequately reserved for these open years.

Deferred tax assets consisted of the following (in thousands):

	December 31,	
	2010	2009
Current deferred tax assets:		
Inventory and revenue related	**$ 4,031**	$ 5,575
Bonus, commission, and other compensation	**1,029**	1,128
Other	**1,242**	990
Gross current deferred tax assets	**6,302**	7,693
Valuation allowance	**-**	-
Net current deferred tax assets	**$ 6,302**	$ 7,693
Noncurrent deferred tax assets:		
Federal and state tax credit carryforwards	**$11,482**	$ 10,709
Stock-based compensation expense	**5,830**	7,064
Depreciation	**1,950**	1,784
Acquired completed technologies and other intangible assets	**1,870**	2,241
Unrealized investment gains and losses	**934**	1,007
Correlative tax relief and deferred interest related to reserves	**655**	976
Capital loss carryforward	**373**	373
Acquired in-process technology	**303**	427
Other	**1,430**	1,027
Gross noncurrent deferred tax assets	**24,827**	25,608
Noncurrent deferred tax liabilities:		
Nondeductible intangible assets	**(7,543)**	(9,149)
Other	**(1,356)**	(1,443)
Gross noncurrent deferred tax liabilities	**(8,899)**	(10,592)
Valuation allowance	**(373)**	(373)
Net noncurrent deferred tax assets	**$15,555**	$ 14,643

As of December 31, 2010, the Company had $3,730,000 of alternative minimum tax credits, $4,171,000 of foreign tax credits, and $33,000 of research and development tax credits which may be available to offset

NOTE 15: Taxes (continued)

future federal income tax liabilities. The alternative minimum tax credits have an unlimited life and the foreign tax credits will expire between 2015 and 2020. In addition, the Company had $3,548,000 of state research and experimentation tax credit carryforwards, which will begin to expire in 2015.

If certain of the Company's tax liabilities were paid, the Company would receive correlative tax relief in other jurisdictions. Accordingly, the Company has recognized a deferred tax asset in the amount of $655,000 as of December 31, 2010, which represents this correlative tax relief and deferred interest.

The Company recorded certain intangible assets as a result of the acquisition of DVT Corporation in May 2005. The amortization of these intangible assets is not deductible for U.S. tax purposes. A deferred tax liability was established to reflect the federal and state liability associated with not deducting the acquisition-related amortization expenses. The balance of this liability was $7,543,000 as of December 31, 2010.

The Company recorded a valuation allowance of $373,000 as of December 31, 2008 for the tax effect of a capital loss on the books of its Irish subsidiary resulting from the sale of its lane departure warning business to Takata Holdings, Inc. in July 2008. There was no change in this valuation allowance in 2009 or 2010.

While the deferred tax assets are not assured of realization, management has evaluated the realizability of these deferred tax assets and has determined that it is more likely than not that these assets will be realized. In reaching this conclusion, we have evaluated certain relevant criteria including the Company's historical profitability, current projections of future profitability, and the lives of tax credits, net operating losses, and other carryforwards. Should the Company fail to generate sufficient pre-tax profits in future periods, we may be required to establish valuation allowances against these deferred tax assets, resulting in a charge to income in the period of determination.

The Company does not provide U.S. income taxes on its foreign subsidiaries' undistributed earnings, as they are deemed to be permanently reinvested outside the United States. Non-U.S. income taxes are, however, provided on those foreign subsidiaries' undistributed earnings. Upon repatriation, the Company would provide the appropriate U.S. income taxes on these earnings, net of applicable foreign tax credits. It is not practicable to determine the income tax liability that might be incurred if the earnings were to be distributed.

The Company recorded $2,003,000 and $425,000 of other income in the first quarter of 2009 and 2008, respectively. These amounts were recorded upon the expiration of the applicable statute of limitations relating to a tax holiday, during which time the Company collected value-added taxes from customers that were not required to be remitted to the government authority. These amounts are included in "Other income" on the Consolidated Statements of Operations.

Cash paid for income taxes totaled $8,019,000 in 2010, which includes a payment of $2,526,000 to conclude the Japan Competent Authority case, $2,242,000 in 2009, and $15,318,000 in 2008, which includes a payment of $3,456,000 to conclude an Internal Revenue Service examination.

NOTE 16: Restructuring Charges

November 2008

In November 2008, the Company announced the closure of its MVSD facility in Duluth, Georgia. The $12,000 balance in this restructuring accrual as of December 31, 2009 was paid in the first quarter of 2010, thereby concluding this restructuring program.

NOTE 16: Restructuring Charges (continued)

April 2009

In April 2009, the Company implemented a variety of cost-cutting measures at MVSD intended to more closely align the Company's cost structure with the lower levels of business at that time. Of the $16,000 balance in this restructuring accrual as of December 31, 2009, $4,000 was reversed in the first quarter of 2010, $8,000 was paid in the first quarter of 2010, and $4,000 was paid in the second quarter of 2010, thereby concluding this restructuring program.

September 2009

On October 1, 2009, which was part of the Company's fiscal September, the Company announced the closure of its SISD facility in Kuopio, Finland to achieve cost savings and production efficiencies. This SISD facility included a system assembly and integration team, a spare parts depot, and an engineering group dedicated to supporting the Company's SISD products, as well as finance and support staff.

The restructuring charge from these actions was $584,000, all of which has been recorded to date and included in "Restructuring charges" on the Consolidated Statements of Operations in the SISD reporting segment. The following table summarizes this restructuring plan (in thousands):

	Cumulative Amount Incurred through December 31, 2010	Incurred in Year Ended December 31, 2010
One-time termination benefits	$365	$ 63
Contract termination costs	153	(13)
Other associated costs	66	29
	$584	$ 79

One-time termination benefits included salary, which the Company was obligated to pay over the legal notification period, and severance for eight employees who were terminated. A liability for the termination benefits of those employees who were not retained to render service beyond the legal notification period was measured and recognized at the communication date. A liability for the termination benefits of those employees who were retained to render service beyond the legal notification period was measured initially at the communication date but was recognized over the future service period. Contract termination costs included rental payments for the Kuopio, Finland facility during the periods for which the Company did not receive an economic benefit, as well as lease cancellation costs. The costs related to rental payments were recognized in the fourth quarter of 2009 when the Company ceased using the facility. Lease cancellation costs had been recorded based upon management's estimates of those costs; however, a final settlement was recognized in the third quarter of 2010 when negotiations with the landlord concluded. Other associated costs included legal costs related to the employee termination actions and lease negotiations, as well as travel and transportation expenses between Kuopio and other Cognex locations related to the closure of the facility. These costs were recognized when the services were performed.

NOTE 16: Restructuring Charges (continued)

The following table summarizes the activity in the Company's restructuring reserve related to the closure of the Finland facility, which is included in "Accrued expenses" on the Consolidated Balance Sheets (in thousands):

	One-time Termination Benefits	Contract Termination Costs	Other Associated Costs	Total
Balance as of December 31, 2009	$ 113	$ 153	$ -	$ 266
Restructuring charges	63	-	29	92
Cash payments	(176)	(140)	(29)	(345)
Restructuring adjustments	-	(13)	-	(13)
Balance as of December 31, 2010	$ -	$ -	$ -	$ -

NOTE 17: Weighted Average Shares

Weighted-average shares were calculated as follows (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Basic weighted-average common shares outstanding	**39,924**	39,659	41,437
Effect of dilutive stock options	**373**	-	117
Diluted weighted-average common and common-equivalent shares outstanding	**40,297**	39,659	41,554

Stock options to purchase 1,640,327, 10,226,411, and 11,293,656 shares of common stock, on a weighted-average basis, were outstanding in 2010, 2009, and 2008, respectively, but were not included in the calculation of dilutive net income per share because they were anti-dilutive. Additionally, because the Company recorded a net loss for the year ended December 31, 2009, potential common stock equivalents of 1,043 were not included in the calculation of diluted net loss per share for this period.

NOTE 18: Segment and Geographic Information

The Company has two reportable segments: the Modular Vision Systems Division (MVSD) and the Surface Inspection Systems Division (SISD). MVSD develops, manufactures, and markets modular vision systems that are used to control the manufacture of discrete items by locating, identifying, inspecting, and measuring them during the manufacturing process. SISD develops, manufactures, and markets surface inspection vision systems that are used to inspect surfaces of materials processed in a continuous fashion, such as metals, papers, non-wovens, plastics, and glass, to ensure there are no flaws or defects on the surfaces. Segments are determined based upon the way that management organizes its business for making operating decisions and assessing performance. The Company evaluates segment performance based upon income or loss from operations, excluding stock-based compensation expense.

NOTE 18: Segment and Geographic Information (continued)

The following table summarizes information about the Company's segments (in thousands):

	MVSD	SISD	Reconciling Items	Consolidated
Year Ended December 31, 2010				
Product revenue	**$234,052**	**$29,411**		**$263,463**
Service revenue	**13,362**	**13,866**		**27,228**
Depreciation and amortization	**8,683**	**757**	**$ 369**	**9,809**
Goodwill and intangibles	**98,252**	**7,082**	**-**	**105,334**
Operating income	**88,342**	**5,064**	**(17,693)**	**75,713**
Year Ended December 31, 2009				
Product revenue	$133,741	$24,638		$158,379
Service revenue	5,542	11,806		17,348
Depreciation and amortization	9,843	361	$ 376	10,580
Goodwill and intangibles	103,281	7,660	-	110,941
Operating income (loss)	4,226	2,801	(19,695)	(12,668)
Year Ended December 31, 2008				
Product revenue	$197,211	$26,032		$223,243
Service revenue	9,375	10,062		19,437
Depreciation and amortization	12,234	247	$ 394	12,875
Goodwill and intangibles	109,045	2,998	-	112,043
Operating income	42,366	4,078	(21,340)	25,104

Reconciling items consist of stock-based compensation expense and unallocated corporate expenses, which primarily include corporate headquarters costs, professional fees, and patent infringement litigation. Additional asset information by segment is not produced internally for use by the chief operating decision maker, and therefore, is not presented. Additional asset information is not provided because cash and investments are commingled and the divisions share assets and resources in a number of locations around the world.

No customer accounted for greater than 10% of revenue in 2010, 2009, or 2008.

The following table summarizes information about geographic areas (in thousands):

	United States	Europe	Japan	Other	Consolidated
Year Ended December 31, 2010					
Product revenue	**$ 83,128**	**$83,432**	**$55,269**	**$41,634**	**$263,463**
Service revenue	**12,702**	**7,611**	**3,986**	**2,929**	**27,228**
Long-lived assets	**122,765**	**10,387**	**2,457**	**880**	**136,489**
Year Ended December 31, 2009					
Product revenue	$ 53,803	$54,559	$30,674	$19,343	$158,379
Service revenue	6,657	5,261	3,513	1,917	17,348
Long-lived assets	127,317	19,617	2,037	268	149,239
Year Ended December 31, 2008					
Product revenue	$ 66,172	$82,024	$48,508	$26,539	$223,243
Service revenue	7,469	6,468	4,328	1,172	19,437
Long-lived assets	127,061	20,799	2,447	254	150,561

Revenue is presented geographically based upon the customer's country of domicile.

NOTE 19: Loss from Operations of a Discontinued Business

In May 2006, the Company acquired all of the outstanding shares of AssistWare Technology, Inc., a privately-held developer of Lane Departure Warning Systems, for $2,998,000 in cash paid at closing, with additional cash payments of $1,002,000 in 2007 and $1,000,000 in 2008 that were dependent upon the achievement of certain performance criteria that the Company determined had been met and were allocated to goodwill.

For two years after the acquisition date, the Company invested additional funds to commercialize AssistWare's product and to establish a business developing and selling lane departure warning products for driver assistance. This business was included in the MVSD segment, but was never integrated with the other Cognex businesses. During the second quarter of 2008, management determined that this business did not fit the Company's business model, primarily because car and truck manufacturers prefer to work exclusively with their existing Tier One suppliers and, although these suppliers had expressed interest in the Company's vision technology, they would require access to and control of the Company's proprietary software. Accordingly, in July 2008, the Company sold all of the assets of its lane departure business to Takata Holdings, Inc. for $3,150,000 in cash (less $38,000 of costs to sell), of which $2,835,000 was received in 2008 and the remaining $315,000 (representing an amount held in escrow) was received in January 2010.

Management concluded that the assets of the lane departure warning business met all of the criteria to be classified as "held-for-sale" as of June 29, 2008. Accordingly, the Company recorded a $2,987,000 loss in the second quarter of 2008 to reduce the carrying amount of these assets down to their fair value less costs to sell. Management also concluded that the disposal group met the criteria of a discontinued operation, and has presented the loss from operations of this discontinued business separate from continuing operations on the Consolidated Statements of Operations for the year ended December 31, 2008. Revenue reported in discontinued operations was not material in any of the periods presented.

NOTE 20: Acquisition of Web Monitoring Business

On September 30, 2009, the Company acquired the web monitoring business of Monitoring Technology Corporation (MTC), a manufacturer of products for monitoring industrial equipment and processes. The acquired SmartAdvisor Web Monitoring System (WMS) is complementary to Cognex's SmartView Web Inspection System (WIS), which is sold by the Company's Surface Inspection Systems Division (SISD). When used together, the WIS automatically identifies and classifies defects and the WMS then provides the customer with the ability to determine the root causes of each of those defects so that they can be quickly eliminated. The combination of WMS and WIS allows SISD to provide a fully-integrated system to its surface inspection customers. The Company recorded goodwill of $1,692,000 related to the synergies resulting from this acquisition.

The Company paid $5,000,000 in cash, with $4,500,000 paid upon closing and $500,000 paid into an escrow account during the fourth quarter of 2009. There are no contingent payments. The purchase price was subject to a working capital adjustment of $59,000, which was paid to Cognex during the fourth quarter of 2009, thereby reducing the purchase price to $4,941,000. Transaction costs, which were expensed as incurred during the third quarter of 2009, totaled $40,000.

NOTE 20: Acquisition of Web Monitoring Business (continued)

The purchase price was allocated as follows (in thousands):

	Estimated Fair Value	Weighted-Average Amortization Period (in years)
Inventories	$ 259	
Intangible assets		
Completed technology	670	7
Customer relationships	1,950	9
Trademark	140	8
Non-compete agreements	230	5
Goodwill	1,692	
Total assets acquired	4,941	
Total liabilities assumed	-	
Total purchase price	**$ 4,941**	

The acquired goodwill has been assigned to the SISD segment. The acquired intangible assets, including goodwill, are deductible for tax purposes.

NOTE 21: Dividends

Beginning in the third quarter of 2003, the Company's Board of Directors has declared and paid a cash dividend in each quarter, including a dividend of $0.05 per share in the first quarter of 2010, $0.06 per share in the second quarter of 2010, $0.06 per share in the third quarter of 2010, and $0.08 per share in the fourth quarter of 2010 that amounted to $10,014,000 for the year ended December 31, 2010. On February 9, 2011, the Company's Board of Directors declared a cash dividend of $0.08 per share payable in the first quarter of 2011.

COGNEX CORPORATION - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

	Quarter Ended			
	April 4, 2010	July 4, 2010	October 3, 2010	December 31, 2010
	(In thousands, except per share amounts)			
Revenue	$58,967	$71,811	$74,993	$84,920
Gross margin	43,026	53,094	56,080	60,903
Operating income	11,252	19,241	22,275	22,945
Net income	8,545	14,927	18,145	19,764
Basic net income per share	0.22	0.38	0.46	0.49
Diluted net income per share	0.22	0.38	0.45	0.47

	Quarter Ended			
	April 5, 2009	July 5, 2009	October 4, 2009	December 31, 2009
	(In thousands, except per share amounts)			
Revenue	$42,287	$40,968	$41,178	$51,294
Gross margin	28,823	25,992	29,140	35,385
Operating income (loss)	(6,450)	(7,854)	880	756
Net income (loss)	(3,410)	(6,419)	4,501	459
Basic net income (loss) per share	(0.09)	(0.16)	0.11	0.01
Diluted net income (loss) per share	(0.09)	(0.16)	0.11	0.01

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Shareholders of Cognex Corporation:

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of Cognex Corporation and subsidiaries referred to in our report dated February 10, 2011, which is included in the 2010 Annual Report on Form 10-K of Cognex Corporation. Our audit of the basic financial statements included the financial statement schedule listed in Item 15(2) of this Form 10-K which is the responsibility of the Company's management. In our opinion, this financial statement schedule, when considered in relation to the basic financial statements as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP

Boston, Massachusetts
February 10, 2011

COGNEX CORPORATION - SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Other	Balance at End of Period
				(In thousands)		
Reserve for Uncollectible Accounts:						
2010	$1,358	$322	$ -	$(411) (a)	$ (34) (b)	$1,235
2009	$1,290	$373	$ -	$(258) (a)	$ (47) (b)	$1,358
2008	$1,317	$153	$ -	$ (77) (a)	$(103) (b)	$1,290

(a) Specific write-offs
(b) Collections of previously written-off accounts and foreign exchange rate changes

ITEM 9: CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There were no disagreements with accountants on accounting or financial disclosure during 2010 or 2009.

ITEM 9A: CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As required by Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, the Company has evaluated, with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, the effectiveness of its disclosure controls and procedures (as defined in such rules) as of the end of the period covered by this report. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of that date.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has evaluated the effectiveness of the Company's internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based upon our evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2010.

Attestation Report of the Registered Public Accounting Firm on Internal Control over Financial Reporting

The Company's internal control over financial reporting as of December 31, 2010 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the fourth quarter of the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The Company continues to review its disclosure controls and procedures, including its internal controls over financial reporting, and may from time to time make changes aimed at enhancing their effectiveness and to ensure that the Company's systems evolve with its business.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Cognex Corporation:

We have audited Cognex Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Cognex Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control over financial reporting. Our responsibility is to express an opinion on Cognex Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cognex Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of Cognex Corporation and subsidiaries and our report dated February 10, 2011 expressed an unqualified opinion thereon.

/s/ Grant Thornton LLP

Boston, Massachusetts
February 10, 2011

ITEM 9B: OTHER INFORMATION

None

PART III

ITEM 10: DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Information with respect to Directors and Executive Officers of the Company and the other matters required by Item 10 shall be included in the Company's definitive Proxy Statement for the Special Meeting in Lieu of the 2011 Annual Meeting of Shareholders to be held on April 27, 2011 and is incorporated herein by reference. In addition, certain information with respect to Executive Officers of the Company may be found in the section captioned "Executive Officers and Other Members of the Management Team of the Registrant," appearing in Part I – Item 4A of this Annual Report on Form 10-K.

The Company has adopted a Code of Business Conduct and Ethics covering all employees, which is available, free of charge, on the Company's website, www.cognex.com. The Company intends to disclose any amendments to or waivers of the Code of Business Conduct and Ethics on behalf of the Company's Chief Executive Officer, Chief Financial Officer, Controller, and persons performing similar functions on the Company's website.

ITEM 11: EXECUTIVE COMPENSATION

Information with respect to executive compensation and the other matters required by Item 11 shall be included in the Company's definitive Proxy Statement for the Special Meeting in Lieu of the 2011 Annual Meeting of Shareholders to be held on April 27, 2011 and is incorporated herein by reference.

ITEM 12: SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to security ownership and the other matters required by Item 12 shall be included in the Company's definitive Proxy Statement for the Special Meeting in Lieu of the 2011 Annual Meeting of Shareholders to be held on April 27, 2011 and is incorporated herein by reference.

The following table provides information as of December 31, 2010 regarding shares of common stock that may be issued under the Company's existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	3,361,251 (1)	$ 20.37	1,722,110 (2)
Equity compensation plans not approved by shareholders	957,235 (3)	18.90	6,235,790 (4)
	4,318,486	$ 20.05	7,957,900

(1) Includes shares to be issued upon exercise of outstanding options under the Company's 1991 Isys Controls, Inc. Long-Term Equity Incentive Plan, 1998 Stock Incentive Plan, 1998 Non-Employee Director Stock Option Plan, and 2007 Stock Option and Incentive Plan.

(2) Includes shares remaining available for future issuance under the Company's 2007 Stock Option and Incentive Plan.

(3) Includes shares to be issued upon the exercise of outstanding options under the Company's 2001 Interim General Stock Incentive Plan and the 2001 General Stock Option Plan.

(4) Includes shares remaining available for future issuance under the Company's 2001 General Stock Option Plan.

The 2001 General Stock Option Plan was adopted by the Board of Directors on December 11, 2001 without shareholder approval. This plan provides for the granting of nonqualified stock options to any employee who is actively employed by the Company and is not an officer or director of the Company. The maximum number of shares of common stock available for grant under the plan is 7,110,000 shares. All option grants must have an exercise price per share that is no less than the fair market value per share of the Company's common stock on the grant date and must have a term that is no longer than fifteen years from the grant date. 914,085 stock options have been granted under the 2001 General Stock Option Plan.

The 2001 Interim General Stock Incentive Plan was adopted by the Board of Directors on July 17, 2001 without shareholder approval. This plan provides for the granting of nonqualified stock options to any employee who is actively employed by the Company and is not an officer or director of the Company. The maximum number of shares of common stock available for grant under the plan is 400,000 shares. All option grants have an exercise price per share that is no less than the fair market value per share of the Company's common stock on the grant date and must have a term that is no longer than fifteen years from the grant date. All 400,000 stock options have been granted under the 2001 Interim General Stock Incentive Plan.

ITEM 13: CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information with respect to certain relationships and related transactions and the other matters required by Item 13 shall be included in the Company's definitive Proxy Statement for the Special Meeting in Lieu of the 2011 Annual Meeting of Shareholders to be held on April 27, 2011 and is incorporated herein by reference.

ITEM 14: PRINCIPAL ACCOUNTING FEES AND SERVICES

Information with respect to principal accountant fees and services and the other matters required by Item 14 shall be included in the Company's definitive Proxy Statement for the Special Meeting in Lieu of the 2011 Annual Meeting of Shareholders to be held on April 27, 2011 and is incorporated herein by reference.

PART IV

ITEM 15: EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(1) Financial Statements

The financial statements are included in Part II – Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedule

Financial Statement Schedule II is included in Part II – Item 8 of this Annual Report on Form 10-K.

Other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the consolidated financial statements or notes thereto.

(3) Exhibits

The Exhibits filed as part of this Annual Report on Form 10-K are listed in the Exhibit Index, immediately preceding such Exhibits.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNEX CORPORATION

By: /s/ Robert J. Shillman
Robert J. Shillman
Chief Executive Officer and
Chairman of the Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert J. Shillman Robert J. Shillman	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	February 10, 2011
/s/ Richard A. Morin Richard A. Morin	Executive Vice President of Finance and Administration, Chief Financial Officer, and Treasurer (principal financial and accounting officer)	February 10, 2011
/s/ Patrick Alias Patrick Alias	Director	February 10, 2011
/s/ Jerald Fishman Jerald Fishman	Director	February 10, 2011
/s/ Theodor Krantz Theodor Krantz	Director	February 10, 2011
/s/ Jeffrey Miller Jeffrey Miller	Director	February 10, 2011
/s/ Anthony Sun Anthony Sun	Director	February 10, 2011
/s/ Reuben Wasserman Reuben Wasserman	Director	February 10, 2011

EXHIBIT INDEX

EXHIBIT NUMBER	
3A	Restated Articles of Organization of Cognex Corporation effective June 27, 1989, as amended April 30, 1991, April 21, 1992, April 25, 1995, April 23, 1996, and May 8, 2000 (incorporated by reference to Exhibit 3A of Cognex's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 0-17869])
3B	Articles of Amendment to the Articles of Organization of Cognex Corporation establishing Series E Junior Participating Preferred Stock (incorporated by reference to Exhibit 3.1 to Cognex's Registration Statement on Form 8-A filed on December 5, 2008 [File No. 1-34218])
3C	By-laws of Cognex Corporation, as amended and restated through November 21, 2007 (incorporated by reference to Exhibit 3B of Cognex's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 0-17869])
3D	Amendment to By-laws of Cognex Corporation, dated March 1, 2008 (incorporated by reference to Exhibit 3.1 of Cognex's Current Report on Form 8-K filed on March 3, 2008 [File No. 0-17869])
4A	Specimen Certificate for Shares of Common Stock (incorporated by reference to Exhibit 4 to the Registration Statement on Form S-1 [Registration No. 33-29020])
4B	Shareholder Rights Agreement, dated December 4, 2008, between Cognex Corporation and National City Bank (incorporated by reference to Exhibit 4.1 to Cognex's Registration Statement on Form 8-A filed on December 5, 2008 [File No. 1-34218])
10A*	1991 Isys Controls, Inc. Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 4A to the Registration Statement on Form S-8 [Registration No. 333-02151])
10B*	Cognex Corporation 1998 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 [Registration No. 333-60807])
10C*	Amendment to Cognex Corporation 1998 Non-Employee Director Stock Option Plan, effective as of July 26, 2007 (incorporated by reference to Exhibit 10.2 of Cognex's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 [File No. 0-17869])
10D*	Cognex Corporation 1998 Stock Incentive Plan (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 [Registration No. 333-60807])
10E*	First Amendment to the Cognex Corporation 1998 Stock Incentive Plan (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 [Registration No. 333-60807])
10F*	Second Amendment to the Cognex Corporation 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 of Cognex's Quarterly Report on Form 10-Q for the quarter ended July 2, 2006 [File No. 0-17869])
10G*	Amendment to Cognex Corporation 1998 Stock Incentive Plan, effective as of July 26, 2007 (incorporated by reference to Exhibit 10.1 of Cognex's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 [File No. 0-17869])
10H*	Cognex Corporation 2000 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4 to the Registration Statement on Form S-8 [Registration No. 333-44824])
10I*	First Amendment to 2000 Employee Stock Purchase Plan (filed herewith)
10J*	Cognex Corporation 2001 Interim General Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 [Registration No. 333-68158])
10K*	Cognex Corporation 2001 General Stock Option Plan (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 [Registration No. 333-100709])

EXHIBIT NUMBER

10L*	Amendment to Cognex Corporation 2001 General Stock Option Plan, effective as of July 26, 2007 (incorporated by reference to Exhibit 10.3 of Cognex's Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 [File No. 0-17869])
10M*	Cognex Corporation 2007 Stock Option and Incentive Plan (incorporated by reference to Exhibit 1 to the Company's Proxy Statement for the Special Meeting in lieu of the 2007 Annual Meeting of Shareholders, filed on March 14, 2007 [File No. 0-17869])
10N*	Form of Letter Agreement between Cognex Corporation and each of Robert J. Shillman, Patrick A. Alias, Jerald G. Fishman, Anthony Sun and Reuben Wasserman (incorporated by reference to Exhibit 10R of Cognex's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 0-17869])
10O*	Form of Letter Agreement between Cognex Corporation and Eric A. Ceyrolle (incorporated by reference to Exhibit 10S of Cognex's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 0-17869])
10P*	Form of Stock Option Agreement (Non-Qualified) under 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10T of Cognex's Annual Report on Form 10-K for the year ended December 31, 2007 [File No. 0-17869])
10Q*	Form of Stock Option Agreement (Non-Qualified) under 1998 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10Q of Cognex's Annual Report on Form 10-K for the year ended December 31, 2009 [File No. 001-34218])
10R*	Separation Agreement by and between Cognex Corporation and James F. Hoffmaster (incorporated by reference to Exhibit 10.1 of Cognex's Current Report on Form 8-K/A, filed on April 12, 2007 [File No. 0-17869])
10S*	Supplemental Retirement and Deferred Compensation Plan effective April 1, 1995 (incorporated by reference to Exhibit 10S of Cognex's Annual Report on Form 10-K for the year ended December 31, 2009 [File No. 001-34218])
10T*	Summary of Annual Bonus Program (filed herewith)
10U*	Summary of Director Compensation (filed herewith)
10V*	Form of Indemnification Agreement with each of the Directors of Cognex Corporation (incorporated by reference to Exhibit 10.1 of Cognex's Current Report on Form 8-K filed on March 3, 2008 [File No. 0-17869])
10W*	Employment Agreement, dated June 17, 2008, by and between Cognex Corporation and Robert Willett (incorporated by reference to Exhibit 10.1 of Cognex's Current Report on Form 8-K filed on June 19, 2008 [File No. 0-17869])
10X*	Amendment to Employment Agreement with Robert Willett, dated November 14, 2008 (incorporated by reference to Exhibit 10X of Cognex's Annual Report on Form 10-K for the year ended December 31, 2008 [File No. 1-34218])
10Y*	Form of Stock Option Agreement (Non-Qualified) under 2007 Stock Option and Incentive Plan (incorporated by reference to Exhibit 10.2 of Cognex's Quarterly Report on Form 10-Q for the quarter ended June 29, 2008 [File No. 0-17869])
10Z*	Letter from the Company to Richard A. Morin regarding Stock Option Agreements (incorporated by reference to Exhibit 10.3 of Cognex's Quarterly Report on Form 10-Q for the quarter ended June 29, 2008 [File No. 0-17869])
10AA*	Memorandum to Eric Ceyrolle regarding separation, dated April 24, 2009 (incorporated by reference to Exhibit 10AA of Cognex's Annual Report on Form 10-K for the year ended December 31, 2009 [File No. 001-34218])
14	Code of Business Conduct and Ethics as amended March 12, 2004 (incorporated by reference to Exhibit 14 of Cognex's Annual Report on Form 10-K for the year ended December 31, 2009 [File No. 001-34218])
21	Subsidiaries of the registrant (filed herewith)

EXHIBIT NUMBER

23.1	Consent of Grant Thornton LLP (filed herewith)
31.1	Certification of Chief Executive Officer (filed herewith)
31.2	Certification of Chief Financial Officer (filed herewith)
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (CEO) (furnished herewith)
32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (CFO) (furnished herewith)
101**	xBRL (Extensible Business Reporting Language) The following materials from Cognex Corporation's Annual Report on Form 10-K for the period ended December 31, 2010, formatted in xBRL: (i) Consolidated Statements of Operations for the years ended December 31, 2010, December 31, 2009, and December 31, 2008; (ii) Consolidated Balance Sheets as of December 31, 2010 and December 31, 2009; (iii) Consolidated Condensed Statements of Cash Flows for the years ended December 31, 2010, December 31, 2009, and December 31, 2008; (iv) Consolidated Statement of Shareholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2010, December 31, 2009, and December 31, 2008; and (v) Notes to Consolidated Financial Statements.

* Indicates management contract or compensatory plan or arrangement

** Pursuant to Rule 406T of Regulation S-T, the xBRL related information in Exhibit 101 to this Annual Report on Form 10-K is furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.

Locations

AMERICAS

Cognex Headquarters

Cognex Corporation
One Vision Drive
Natick, MA 01760-2059

California

2060 Challenger Drive
Alameda, CA 94501

Western Regional Technology Center
465 North Whisman Road, Suite 200
Mountain View, CA 94043

11512 El Camino Real, Suite 360
San Diego, CA 92130

Illinois

Midwest Regional Technology Center
800 East Diehl Road, Suite 125
Naperville, IL 60563

Indiana

13295 Illinois Street, Suite 209/211
Carmel, IN 46032

Michigan

44191 Plymouth Oaks Blvd., Suite 800
Plymouth, MI 48170

Missouri

17295 Chesterfield Airport Road,
Suite 200
Chesterfield, MO 63005

Oregon

15865 SW 74th Avenue, Suite 105
Portland, OR 97224

North Carolina

Arboretum Building
1208 Eastchester Drive
High Point, NC 27265

Pennsylvania

502 West Germantown Pike
Plymouth Meeting, PA 17462

AMERICAS

Tennessee

318 Seaboard Lane, Suite 314
Franklin, TN 37067

Wisconsin

10150 West National Ave., Suite 202
West Allis, WI 53227

Canada

5169 Beaublen #6
Montreal, QC H1T 1V9

ASIA

China

Room 2508-E & 1705
The Headquarters Building
168 Xi Zang Road Middle
Shanghai 200001, PRC

Stand D1-1st Floor
No. 207 Tai Gu Road
WeiGaoQiao Free Trade Zone
Shanghai, PRC

Room 1701, Liantai Building
Shen Nan Road, Futian District
Shenzhen, Guangdong Province
PRC

Room 1306, 13th Floor,
North Star Times Tower
E. Beicheng Road
ChaoYang District
Beijing, PRC

Room 2510 & 2511
Shanghai Mart Tower
No. 2299, W. Yan An Road
Shanghai, 200336 PRC

Room 1308, Jin Jiang International
Office Building., W. Lin'Jiang Road
Chengdu, PRC

Room 1311, New World
International Trade Tower
No. 568 Jian'She Ave.
Jiang'Han District,
Wuhan, PRC

ASIA

India

Millenia, Room 107, Level 1, Tower B
No. 1 & 2 Murphy Road, Ulsoor
Bangalore 560008 India

6th Floor, Pentagon P-2
Mugarpatta City
Hadapsar, Pune
India

Korea

Room 704, City Air Terminal
159-6 Samseong-Dong
Gangnam-gu, Seoul 135-728 Korea

Taiwan

10F-1, No. 25, Pudding Road
Hsin Chu City
300 Taiwan, ROC

Singapore

10 Anson Road, #30-06
International Plaza
Singapore (079903)

EUROPE

Austria

Emmy-Noether-Str. 11
Mooslackengasse 17
Vienna, Austria 1190

France

Immeuble "Le Patio"
104 Avenue Albert 1er
4th Floor – B42, B43
92563 Rueil Malmaison
Cedex, France

Immeuble Orient
10 Place Charles Beraudier
69428 Lyon Cedex 03
Lyon, France

Germany

Emmy-Noether-Strasse 11
D-76131 Karlsruhe, Germany

Vaalser Strasse 259
D-52074 Aachen, Germany

EUROPE

Hungary

East-West Business Center
Rákóczi út 1-3.
1088 Budapest, Hungary

Ireland

2008-2014 Block 2000
Gateway Business Park
Mallow Road
Cork, Ireland

Italy

Via Gaetano Crespi, 12
20134 Milano, Italy

Poland

Strzegomska 2-4 Ave
Wroclaw, Poland

Spain

No. 2 bis, 5th Fl.
Via Augusta
Barcelona, Spain

Sweden

Skrapan 1830
Kopparbergsvagen 10
722 10 Västerås, Sweden

Switzerland

Kornhausstr, 3
CH-9000 St. Gallen
Switzerland

United Kingdom

Silverstone Innovation Centre
Silverstone Circuit, Silverstone
Northamptonshire, NN12 8GX
United Kingdom

Epsom Branch, LTD.
Unit 7, First Quarter
Blenheim Road, Epsom
Surrey, KT19 9QN
United Kingdom

JAPAN

23F, Bunkyo Green Court Bldg.
2-28-8, Honkomagome, Bunkyo-ku,
Toyko, Japan, 113-6591

3F, Central Shin-Osaka Bldg.,
4-5-36, Miyahara, Yodogawa-ku,
Osaka, Japan, 532-0003

4F, IT Meieki Bldg.,
3-11-22, Meieki, Nakamura-ku,
Nagoya-shi, Aichi, Japan, 450-0002

3F, Nihon-Seimei-Toyota Bldg.,
8-137, Yamanote, Toyota-shi, Aichi-ken
Japan, 471-0833

5F, Dai 5 Hakata Kaisei Bldg.,
1-18-25, Hakataeki-Higashi,
Hakata-ku, Fukuoka-shi,
Fukuoka, Japan, 812-0013

COGNEX

Shareholder Information

Corporate Headquarters
Cognex Corporation
One Vision Drive
Natick, Massachusetts 01760
Telephone: (508) 650-3000
Fax: (508) 650-3333
http://www.cognex.com

Transfer Agent
Computershare Investor Services
http://www.computershare.com/investor

Outside Legal Counsel
Goodwin Procter LLP
Boston, Massachusetts

Independent Auditors
Grant Thornton LLP
Boston, Massachusetts

Form 10-K
The Cognex Annual Report on Form 10-K is incorporated in this report and has been filed with the Securities and Exchange Commission. Additional copies are available free of charge upon written request to the address below. Or, request information on-line at http://www.cognex.com.

Department of Investor Relations
Cognex Corporation
One Vision Drive
Natick, Massachuseets 01760

Want behind-the-scenes access to Cognex? Here's where you get it: www.cognex.com

This report, including the letter to shareholders, contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Please see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Forward-Looking Statements" in Part II - Item 7 of the Annual Report on Form 10-K included in this report for a discussion regarding risks associated with these statements.

Cognex, PatMax, IDMax, In-Sight, VisionPro, DataMan, Checker and SmartView are registered trademarks, and VSoC, Advantage, SmartAdvisor and SmartSystem are trademarks of Cognex.

Design: PointOne Marketing & Design
www.pointonemarketing.com

Photography: David Shopper
www.davidshopper.com


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